SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

November 17, 2003

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Unaudited Consolidated Financial Statements for the six months ended at June 30, 2003 and 2002, including supplemental disclosures required under US GAAP and SEC regulations applicable to France Telecom.

FRANCE TELECOM

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Six months ended June 30, 2003 and 2002,

Year ended December 31, 2002

FRANCE TELECOM

CONSOLIDATED STATEMENT OF INCOME

(Amounts in million of euros, except per share data)

	Note	Six months ended June 30,		Year ended December 31, 2002
		2003	2002
		(unaudited)		(audited)
Sales of services and products		22,852	22,472	46,630
Cost of services and products sold (excluding items shown separately below)		(8,619)	(9,133)	(18,558)
Selling, general and administrative expenses		(5,508)	(6,187)	(12,579)
Research and development expenses		(240)	(282)	(576)

Operating income before depreciation and amortization		8,485	6,870	14,917

Depreciation and amortization (excluding goodwill)		(3,751)	(3,595)	(7,910)
Amortization of actuarial adjustments in the early retirement plan	23	(89)	(93)	(199)

Operating income		4,645	3,182	6,808

Interest expenses, net (excluding TDIRA interest expenses)	16	(2,052)	(1,754)	(4,041)
TDIRA interest expenses	24	(140)	—	—
Foreign exchange gain (loss), net		(83)	(87)	136
Discounting of early retirement plan	23	(100)	(126)	(216)

Current income from integrated(1) companies		2,270	1,215	2,687

Other non-operating income / (expense), net	6	(370)	(9,339)	(12,849)
Income taxes	7	3,231	(2,296)	(2,499)
Employee profit-sharing		(75)	(51)	(148)

Net income from integrated(1) companies		5,056	(10,471)	(12,809)

Equity in net income of affiliates	11	(111)	(163)	(367)
Goodwill amortization	8-11	(850)	(1,466)	(2,352)
Exceptional goodwill amortization	8-11	(1,041)	0	(5,378)

Net income (loss) of the consolidated group		3,054	(12,100)	(20,906)

Minority interest	25	(532)	(76)	170

Net income (loss)		2,522	(12,176)	(20,736)

Earnings per share (in euros)

Earnings per share
—basic
published		1.51	(11.29)	(19.11)
comparable (2)		1.51	(9.91)	(16.78)
—diluted
published		1.44	(11.29)	(19.11)
comparable (2)		1.44	(9.91)	(16.78)

(1)	fully and proportionaly consolidated companies
(2)	see note 26

See Note to Unaudited Consolidated Financial Statements

FRANCE TELECOM

CONSOLIDATED BALANCE SHEET

(Amounts in millions of euros)

	Note	At June 30, 2003	At December 31, 2002
		(unaudited)	(audited)
ASSETS
Goodwill, net	8	24,355	27,675
Other intangible assets, net	9	17,230	18,411
Property, plant and equipment, net	10	32,227	36,268
Investments accounted for under the equity method	11	1,801	2,564
Non consolidated investments, net	12	1,335	1,418
Other long-term assets, net	13-16	2,782	2,501
Deferred income taxes, net	7	6,577	3,903

Total long-term assets		86,307	92,740

Inventories		482	696
Trade accounts receivable, less allowances ( 1,581 at June 30, 2003 and 1,625 at December 31, 2002)	13	5,210	5,474
Deferred income taxes, net	7	1,168	416
Prepaid expenses and other current assets	14	3,548	4,397
Marketable securities	16	2,808	45
Cash and cash equivalents	16	6,760	2,819

Total current assets		19,976	13,847

TOTAL ASSETS		106,283	106,587

See Notes to Unaudited Consolidated Financial Statements

FRANCE TELECOM

CONSOLIDATED BALANCE SHEET

(Amounts in millions of euros)

	Note	At June 30, 2003	At December 31, 2002
		(unaudited)	(audited)
LIABILITIES AND SHAREHOLDERS EQUITY
Share capital—Euro 4 par value—2 224 364 449 authorized and issued shares		8,897	4,761
Additional paid-in capital		12,378	24,750
Retained earnings (loss)		(3,382)	(5,434)
Net income (loss) for the year		2,522	(20,736)
Foreign currency translation adjustment		(6,098)	(3,315)
Own shares		(9,665)	(9,977)

Shareholders’ equity	26	4,652	(9,951)

Minority interests	25	9,630	9,780

Non refundable funds and equivalents	24	6,073

Exchangeable or convertible notes	16	5,457	8,110
Other long—and medium-term debt, less current portion	16	38,266	38,788
Other long-term liabilities	23	8,061	14,978

Total long-term liabilities		51,784	61,876

Current portion of long—and medium-term debt	16	12,513	13,495
Bank overdrafts and other short-term borrowings	16	2,661	10,490
Trade accounts payable		7,410	8,503
Accrued expenses and other payables	23	6,876	7,395
Other current liabilities	23	1,408	1,712
Deferred income taxes	7	178	87
Deferred income	15	3,098	3,200

Total current liabilities		34,144	44,882

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		106,283	106,587

See Notes to Unaudited Consolidated Financial Statements

FRANCE TELECOM

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in million of euros, except per share data)

	Number of shares issued	Share capital	Additional paid-in capital	Reserves	Foreign currency translation adjustment	Own shares	Total

Balance at January 1, 2002	1,153,831,943	4,615	24,228	(3,598)	844	(5,002)	21,087

Net loss for the year 2002				(20,736)			(20,736)
Movements in capital (note 26)	36,326,781	146	522				668
Movements in holdings of own shares (Note 26)						(4,975)	(4,975)
Appropriation of earnings				(1,056)			(1,056)
Translation adjustment (Note 26)					(4,152)		(4,152)
Other movements (Note 26)				(780)	(7)		(787)

Balance at December 31, 2002	1,190,158,724	4,761	24,750	(26,170)	(3,315)	(9,977)	(9,951)

Net gain for six month period				2,522			2,522
Capital increase (note 26)	1,037,205,725	4,148	10,704				14,852
Other movements in capital (note 26)	(3,000,000)	(12)	(300)			312	0
Appropriation of earnings (note 26)			(22,776)	22,776			0
Translation adjustment (Note 26)					(2,764)		(2,764)
Other movements (Note 26)				12	(19)		(7)

Balance at June 30, 2003	2,224,364,449	8,897	12,378	(860)	(6,098)	(9,665)	4,652

See Notes to Unaudited Consolidated Financial Statements

FRANCE TELECOM

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in millions of euros)

	Note	Six months ended June 30,		Year ended December 31, 2002
		2003	2002
		(unaudited)		(audited)
OPERATING ACTIVITIES
Net income (loss)		2,522	(12,176)	(20,736)
Adjustments to reconcile net income (loss) to funds generated from operations
Depreciation & amortization of property, plant & equipment and intangible assets	8 à 11	5,642	5,056	15,639
Net loss on sales of tangible and intangible assets		(52)	—	(37)
Net loss on sales of other assets	6	(63)	(212)	(960)
Changes in valuation allowances and other provisions	6	(182)	9,288	13,119
Undistributed earnings of affiliates		112	164	369
Deferred income taxes	7	(3,440)	1,825	1,586
TDIRA interest expenses	24	140	—	—
Minority interests	25	532	76	(170)
Unrealized exchange rate gain (1)		(678)	—	—
Other non monetary items		1	4	(232)
Funds generated from operations
Decrease (increase) in inventories		182	76	193
Decrease (increase) in trade accounts receivable		383	24	1,219
Increase (decrease) in trade accounts payable		(620)	(422)	(420)
Securitization of receivables	13	(67)	288	797
Net impact of sales of future receivables	23	—	(25)	(82)
Decrease (increase) in other receivables		(209)	115	542
Net impact of the sale of carry back receivables	7	—	1,111	1,111
Increase (decrease) in accrued expenses and other payables		271	(378)	(99)

Net cash provided by operating activities		4,474	4,814	11,839

INVESTING ACTIVITIES
Purchase of property, plant, and equipment and intangible assets net of changes in fixed assets vendors	9-10	(2,758)	(3,820)	(7,943)
Income from sale of real estate	10	419	2,411	2,550
Proceeds from sale of property, plant, and equipment and intangible assets		73	107	366
Purchase of own shares	3-26	—	(4,974)	(5,022)
Repurchase of Orange SA shares: exercise of E.On put option	3	—	(950)	(950)
Exercise of the call option on NTL preferred shares	12	—	—	(1,092)
Change in net cash following the full consolidation of TP Group		—	144	144
Cash paid for investments securities and acquired businesses, net of cash acquired	3	(21)	(97)	(184)
Investments in affiliates	11	(35)	(3)	(146)
Sale of TDF sub-group and investment in Tower Participations	3	—	—	1,290
Net impact of the sale of Casema shares	3	498	—	—
Sale of Eutelsat and investment in BlueBirds	3	373	—	—
Gain on the sale of Sprint PCS shares	12	286	—	—
Proceeds from sale of investment securities and businesses, net of cash sold	3-11	42	89	146
Decrease (increase) in marketable securities and other long-term assets	20	(2,884)	(10)	(673)

Net cash used in investing activities		(4,007)	(7,103)	(11,514)

See Notes to Unaudited Consolidated Financial Statements

FRANCE TELECOM

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in millions of euros)

	Note	Six months ended June 30,		Year ended December 31, 2002
		2003	2002
		(unaudited)		(audited)
FINANCING ACTIVITIES
Issuance of long-term debt	16	6,778	734	4,394
Repayment of long-term debt	16	(9,549)	(1,212)	(3,380)
Increase (decrease) in bank overdrafts and short-term borrowings	16	(7,725)	1,806	(1,077)
Net change in cash collateral (2)	16	(736)	—	—
UMTS vendor financing	23	9	282	271
Capital increase	26	14,852	—	—
Minority interest shareholders contributions		4	4	70
Dividends paid to minority interest shareholders	25	(52)	(39)	(77)
Dividends paid	26	—	—	(395)

Net cash provided by (used in) financing activities		3,581	1,575	(194)

Net increase (decrease) in cash and cash equivalents		4,048	(714)	131
Effect of changes in exchange rates on cash and cash equivalents		(107)	59	(255)
Cash and cash equivalents at beginning of period		2,819	2,943	2,943

Cash and cash equivalents at end of period		6,760	2,288	2,819

Supplementary disclosures

Cash paid during the period for
Interests		(2,019)	(1,887)	(3,681)
Income taxes		(226)	(608)	(959)
Increase (decrease) in fixed assets vendors		(596)	(539)	(368)

(1)	Changes were previously reported under “Decrease (increase) in other receivables” for €(175) million and €(434) million at June 30, 2002 and December 31, 2002, respectively.

(2)	Changes were previously reported under “Decrease (increase) in other receivables/other debts” for €(234) million and €(591) million at June 30, 2002 and December 31, 2002, respectively.

See Notes to Unaudited Consolidated Financial Statements

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Those accounts were presented to the Board of Directors dated August, 31, 2003.

NOTE 1—DESCRIPTION OF BUSINESS

The France Telecom group (“France Telecom”) including in particular its publicly listed subsidiaries Orange, Wanadoo, TP Group (Polish telecommunications operator TP SA and its subsidiaries) and Equant, is one of the leading telecommunications operators in the world and is the principal telecommunications operator in France. France Telecom provides consumers, businesses and other telecommunications operators with a wide range of services including fixed line and mobile telecommunications, data transmission, Internet and multimedia, and other value added services.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of France Telecom are prepared in accordance with French generally accepted accounting principles under rule 99-02 of the Comité de la Réglementation Comptable (CRC) and in accordance with the recommendations of the Conseil National de la Comptabilité (CNC) relating to interim financial statements.

These consolidated interim financial statements should be read in conjunction with France Telecom’s consolidated financial statements for the year ended December 31, 2002 which are set out in the Reference Document registered with the Commissions des Opérations de Bourse (COB) on March 21, 2003.

2.1 First time application of new accounting texts

Financial Security Law

The Financial Security Law (“Loi de Sécurité Financière”) is applicable since its publication in the Journal Officiel on August 2, 2003. This law includes an accounting provision that eliminates the obligation of owning shares in a company to consolidate it where it would be considered as controlled.

This accounting provision is applicable at January 1, 2004. France Telecom will assess the potential impacts of this provision as soon as regulatory bodies define its rules of application.

Rule CRC 02-10 on amortization and depreciation of assets

This rule redefines the notions of amortization and depreciation and further addresses when an impairment test of tangible and intangible assets should be performed. This rule is applicable for accounting periods starting from January 1, 2005 and earlier adoption from January 1, 2002 is allowed. The Group has chosen not to early adopt this rule in its June 30, 2003 financial statements.

Statement n°2003-E of July 9, 2003 of the Comité d’urgence du Conseil National de la Comptabilité relating to the first time application of the accounting method by asset component and transitional application rules for major repairs

In accordance with rule CRC 00-06 (on liabilities) and rule CRC 02-10, provisions for major repairs are subject to transitional application rules until January 1, 2005. These two rules distinguish two categories of major repairs:

•	expenditures aiming to modify plants or extend their useful life or fully or partly replace existing fixed assets.

•	maintenance expenditures scheduled over a number a years through major repair or revision plans in accordance with laws, regulations or standard procedures of the company solely aiming to verify and maintain the good working conditions of plants without extending their useful life beyond the one originally assessed.

Whatever the nature of the expenditures (expenditures to renew assets, major repairs or maintenance expenditures), as the rule CRC 02-10 has not been early adopted on January 1, 2002, the company has the choice for the 2003 and 2004 accounting periods to either account for a major repair provision or to use the accounting method by asset component. The Group has chosen not to adopt the accounting method by asset component in its June 30, 2003 financial statements.

France Telecom did not assess the effect of this accounting change. However based on the nature of France Telecom business the application of this rule should not significantly affect its net income nor its shareholders’ equity.

Recommendation 03-R-01 of April 1, 2003 from the Conseil National de la Comptabilité relating to accounting and valuation rules of pension obligations and similar benefits

This recommendation, applicable from January 1, 2004 with a possible earlier adoption at January 1, 2003, clarifies the accounting treatment and valuation methods of pension obligations. Its scope covers post-employment benefits, other long-term benefits, compensation indemnities for employment terminations and the related social charges and tax contributions. France Telecom is currently reviewing the practical implications of this recommendation within the Group for its application as at January 1, 2004.

Statement 2003 n°2003-05 of April 1, 2003 from the Conseil National de la Comptabilité relating to web site development costs

Consistently with the asset definition statement exposure draft and the rule 02-10 relating to amortization and depreciation of assets, this statement presents the accounting treatment of web site creation and development costs detailing the rules and conditions of capitalization of these costs. This statement is pending ratification to become applicable. However, the Group already applies the practical implications of this statement, therefore no restatement is expected following its adoption.

Statement 2003 n°2003-06 of April 1, 2003 from the Conseil National de la Comptabilité relating to the accounting treatment of Internet barter transactions

This statement defines the scope of application, the valuation principles, the procedures to assess the fair value of barter transactions as well as the additional information to be disclosed in the notes of the financial statements concerning Internet barter transactions. This statement is pending ratification to become applicable. However, the Group already applies the practical implications of this statement, therefore no restatement is expected following its adoption.

2.2 Presentation of the financial statements

The consolidated financial statements are prepared in euros.

•	Operating costs before amortization and depreciation are broken down as follows:

the cost of services and products sold represents the cost of services and products sold over the accounting period;

selling, general and administrative expenses reflect respectively the expenses resulting from the actions undertaken by the company to sell its products and services, and the expenses incurred related to support functions, respectively (management, accounting, human resources, procurement, strategy, etc.);

the research and development costs include, for the portion related to research activities, work studies organized and conducted to gain an understanding of scientific knowledge or new techniques and, for the portion related to development activities, the implementation, prior to the commencement of commercial production or internal use, of plans and design for the production of materials, appliances, products, processes, systems or new or highly improved services, in the application of research findings or knowledge acquired.

•	Operating income represents the difference between operating revenues and charges. Operating income before depreciation and amortization (REAA) represents operating income before amortization and depreciation including impairment losses of long-lived assets before amortization of actuarial adjustments in the early retirement plan.

•	The costs resulting from the discounting of the French early retirement plan and from the French legal employee profit sharing are presented as a separate line item in the consolidated statement of income after operating income.

•	“Other non-operating income/(expense), net” relates mainly to gains and losses on the disposal of consolidated subsidiaries and investment securities including dilution results and the change in provisions against investment and marketable securities, dividends received, and movements in restructuring provisions. This heading also includes results on disposals where their relative size exceeds ordinary activity (real estate, commercial receivables, etc).

•	The goodwill amortization and depreciation and impairment charge relates to the goodwill of fully and proportionally consolidated companies as well as investments accounted for under the equity method.

•	The balance sheet classifies assets and liabilities based on liquidity or maturity dates, and presents short-term balances (due within one year) separately from long-term balances.

•	The statement of cash flows excludes from changes in cash bank overdrafts and those changes in marketable securities having maturities in excess of three months at the time of purchase, which are presented as financing and investing activities.

2.3 Consolidation principles

The main consolidation principles are as follows:

•	Companies which are wholly owned by France Telecom or which France Telecom controls, either directly or indirectly, are fully consolidated;

•	Investments in which France Telecom and a limited number of other shareholders exercise joint control are accounted for using the proportionate consolidation method;

•	Investments over which France Telecom exercises significant influence but does not control (generally a 20% to 50% controlling interest), are accounted for under the equity method;

•	Material inter-company balances and transactions are eliminated.

Translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries in a non-euro functional currency, except for those in countries with hyper-inflationary economies, are translated into euros as follows:

•	assets and liabilities are translated at the year-end rate;

•	items in the statement of income are translated at the average rate for the year;

•	the translation adjustment resulting from the use of these different rates is included as a separate component of shareholders’ equity.

The local currency financial statements of foreign subsidiaries operating in countries with hyper-inflationary economies are re-measured into their functional currency, prior to converting to euros, using the following method:

•	monetary elements of the balance sheet are translated at the closing rate;

•	non-monetary elements are converted at the historical rate;

•	items in the statement of income are translated at the average rate for the year except for depreciation and amortization charges which are translated at the historical rate;

•	the translation adjustment resulting from the use of these different rates is recorded in the income statement as an exchange gain or loss.

The financial statements of subsidiaries re-measured as described above are then translated into euros using the method applied to all foreign subsidiaries of France Telecom.

Purchase accounting and goodwill

Upon acquisition of a business, the purchase price is allocated on a fair value basis to the identifiable assets and liabilities of the business acquired. The fair value of identifiable intangible assets such as trademarks, licenses and customer relationship is determined using generally accepted methods such as the income approach, the cost approach, or the market value approach.

The excess of the purchase price over the fair value of the share of identifiable assets and liabilities of the business acquired is recorded in the consolidated balance sheet under the heading “Goodwill” for fully and proportionally consolidated entities and is included in the heading “Investments accounted for under the equity method” for entities over which France Telecom has a significant influence.

Goodwill related to foreign companies is recorded as an asset in their functional currency.

Where there is a partial disposal of shares in fully or proportionally consolidated companies, the cost of the assets sold includes the related portion of goodwill disposed of, which is removed from the balance sheet at disposal, be it through a direct sale in exchange for another asset or through a dilution.

The amortization period for goodwill, usually ranging from 5 to 20 years, is determined after taking into consideration the specific nature of the business acquired and the strategic value of each acquisition.

The recoverable value of goodwill is subject at least to an annual review and when events or circumstances occur indicating that an impairment may exist. Such events or circumstances include significant adverse changes, other than temporary, in the business environment, or in assumptions or expectations considered at the time of the acquisition.

The level of review at which France Telecom assesses the recoverable value of goodwill generally relates to the grouping of its activities within its principal sub groups:

•	Acquired mobile activities of Orange plc and those held previously by France Telecom;

•	Equant activities

•	Wanadoo internet activities

•	Wanadoo directory activities

•	TP Group activities

France Telecom estimates that this level of analysis reflects:

•	the business and market characteristics similar in each of the entities under review (technology, trademark, customers, marketing),

•	the sharing by these entities of common resources (tools, R&D, management, financing),

•	the strategic premiums accepted by France Telecom to acquire these activities in order to regroup them with those held previously within coherent sub groups benefiting from increased development potential.

For the other consolidated companies, including equity accounted companies, the recoverable value is assessed on an individual basis.

The need to record impairment is assessed by comparison of the consolidated carrying value of the activity with its recoverable value. The recoverable value is the higher of the realizable value and the value in use.

The realizable value is determined as the best estimate of the disposal value net of costs of exiting the activity within a transaction at normal market conditions. This estimate is valued on the basis of available market information taking into account particular circumstances.

Given the short-term volatility of stock market valuations and the strategic nature of its investments, France Telecom gives preference to the discounted cash flow method when assessing value in use. These are determined using economic assumptions and forecast operating conditions used by the management of France Telecom, as follows:

•	the cash flows are those of business plans resulting from a planning process, over an appropriate timeframe between 5 and 10 years,

•	beyond this timeframe, cash flows are extrapolated by applying a perpetual rate of growth specific to each activity,

•	the discounting of these flows is performed using rates appropriate to the nature of these activities.

Where a disposal has been decided, the recoverable value is determined with reference to the realizable value.

2.4 Other accounting methods

Transactions in foreign currencies

Foreign currency denominated monetary balances, except for those hedged by currency swap contracts, are translated at closing exchange rates.

Unrealized gains and losses on foreign currency denominated balances, except for those hedged by currency swap agreements and for those arising on liabilities effectively hedged by assets in the same currency, are recognized in the statement of income for the period.

Revenue recognition

France Telecom principal sources of revenue are recognized as follows:

•	Revenues from telephone subscriptions or Internet access are recognized on a straight-line basis over the invoicing period;

•	Revenues from incoming and outgoing traffic are recognized when the service is rendered;

•	Revenues from sales of telecommunications equipment, net of point of sales discounts, and connection charges are recognized upon delivery to the customer or activation of the line, as appropriate;

•	Revenues from Internet advertising are recognized over the period that services are provided, revenues from advertisements in printed and electronic directories are recognized when directories are published;

•	Revenues from the sale of transmission capacity in terrestrial and submarine cables (indefeasible rights of use—IRU) are recorded in the income statement on a straight-line basis over the length of the contract.

Barter transactions on goods or services

Barter transactions performed are recorded only when their value can be determined, and in this case are recorded at the fair value of the goods or services provided or received, whichever is more readily determinable in the circumstances, whether or not the goods bartered are similar. The fair value is determined by reference to non-barter sales, i.e. similar sale transactions of the company with other third parties in identical conditions and that have a reliably measurable fair value. If a reliable estimation of fair value is not possible, the transaction is valued either at the book value of the asset given in the exchange or at a nil value.

Customer acquisition costs and loyalty costs

Customer acquisition costs and loyalty costs are expensed as incurred. These costs consist principally of commissions and rebates paid to distributors.

Advertising and related costs

Advertising, promotion, sponsoring and brand marketing costs are expensed as incurred. Advertising costs amounted to € 459 million over the first six months ended June 30, 2003 (€ 592 million over the first six months ended June 30, 2002).

Research and development

Research and development costs are expensed as incurred.

Web site development costs

Web site development costs are capitalized when all of the following conditions are met:

•	the website has serious chances to be technically successful,

•	the company has the intention to complete the website in order to use it or sell it,

•	the company has the ability to use or sell the website,

•	the website will generate future economic benefits,

•	the relevant resources are available to the company (technical, financial and others) to complete its development and use or sell the website,

•	the company has the ability to measure reliably the expenditure attributable to the website during its development.

Costs relating to the creation of websites are expensed as incurred or capitalized depending on the development stage of the sites:

•	costs related to upstream research costs are expensed as incurred,

•	costs related to the development and creation of the design are capitalized if they meet the definition of an asset,

•	expenses incurred following completion of the website are expensed except if they allow the website to generate additional future economic benefits and if the attributable expenses can be measured reliably.

Earnings per share

Two types of earnings per share are shown: basic earnings per share and diluted earnings per share. The number of shares used for the calculation of diluted earnings per share takes into account the conversion into ordinary shares of existing potentially dilutive instruments. Diluted earnings are calculated as the net result adjusted for the financial charges of dilutive instruments, net of their effect on tax and employee profit sharing. When the earnings per share are negative, the diluted earnings per share are identical to the basic earnings per share. In the case of capital increase made at a price lower than the market price, in order to ensure comparability of earnings per share information, the weighted average numbers of shares outstanding from current and previous periods are adjusted. Own shares held recorded as a reduction in consolidated shareholders’ equity are not included in the calculation of earnings per share.

Customer receivables

France Telecom does not consider itself exposed to a concentration of credit risk with respect to trade accounts receivable due to its large and diverse customer base (residential, professional and large business customers). Allowances are recorded on the basis of an evaluation of the risk of non-recovery of receivables. The allowances are based on an individual or statistical assessment of this risk.

Customer receivables which are securitized are removed from the heading “Trade accounts receivable, less allowances” when the rights and obligations attached to such receivables are definitively transferred to third parties. Residual interests held in divested receivables under varying forms (subordinated shares, deferred consideration, etc.) are recorded under “Other long-term assets, net”. Depreciation of such interests, determined based on the risk of non-recovery of the receivables divested, is presented as a reduction in “Other long-term assets, net” and movements in this are recorded as « selling, general and administrative expenses ». Costs of divesting receivables are recorded in non-operating expenses.

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities generally of three months or less at the time of purchase and are stated at cost, which approximates fair value.

Marketable securities

Marketable securities are valued at historical cost. When necessary, a provision is recorded on an investment-by-investment basis to adjust this value to the average market value over the month prior to period-end or their estimated trading value for securities not publicly traded.

Inventories

Inventories are stated at the lower of cost or probable net realizable value taking into account notably future revenue expected from new subscriptions arising from mobile handset sales. Cost represents either acquisition or production costs and is generally determined using the weighted average method.

Other intangible assets

Other intangible assets include trademarks, customer relationships, licenses, submarine cable link access rights and patents.

Trademarks and customer relationships are recorded at cost; this is usually determined at the time of the goodwill allocation using generally accepted methods such as those based on revenues, costs or market value.

Trademarks and customer relationships are not amortized; they are subject to an impairment test (see below—Depreciation of other intangible assets and plant, property and equipment).

Licenses to operate mobile networks are recorded at historical cost and amortized on a straight-line basis from the effective date of commercialization of services. The right to operate, in France, a third generation mobile network (UMTS) is recorded for the fixed portion payable at the granting of the license. According to the ruling of the Comité d’urgence du CNC, the variable portion (equal to 1% of the eligible sales generated by the third generation network) will be recorded as an expense in the period incurred. Interest charges related to financing of mobile telephone licenses such as UMTS licenses, are expensed when France Telecom is committed to them.

Purchases of capacity transmission on land and submarine cables (IRUs) are capitalized and amortized on a straight-line basis over the forecast useful life. Income from sale of IRUs is recorded on a straight-line basis in the statement of income over the duration of the contract.

Property, plant and equipment

Assets transferred from the French State on January 1, 1991, upon the creation of France Telecom as a public sector operator, were recorded in the opening balance sheet at values jointly approved by the Telecommunications Ministry and the Ministry of Economy and Finance.

Since that date, property, plant and equipment are recorded at historical cost of acquisition or at production cost. Cost of networks includes planning and construction costs, as well as site installation and equipment upgrade costs.

Interest arising from debt incurred to finance construction and development of assets is, from January 1, 2000, capitalized as part of the cost of such assets during the construction period.

Repairs and maintenance costs, except to the extent that they increase productivity or extend the useful life of an asset, are expensed as incurred.

Leased assets are recorded as an acquisition of an asset and the incurrence of a financial debt when the lease terms effectively transfer the risks and rewards of ownership of the asset to France Telecom. Equally, where France Telecom transfers the risks and rewards of ownership to a third party through a lease contract, this is accounted for as a disposal.

Depreciation of plant, property and equipment is calculated on the basis of the rhythm of consumption of the economic benefits expected from each element of asset. On this basis, the straight-line method is in general used over the following lives:

Buildings and leasehold improvements	10 to 30 years
Switching, transmission equipment and other network equipment	5 to 10 years
Cables and public infrastructure	15 to 20 years
Computers and software (excluding network)	3 to 5 years
Other	3 to 14 years

Investment subsidies

France Telecom may receive non-repayable investment subsidies in the form of capital projects funded directly or indirectly by third parties, primarily local and regional authorities. Subsidies are recorded as a reduction of the cost of the assets financed and, consequently, are recognized in the income statement on the basis of the rhythm of consumption of the economic benefits expected from the corresponding assets.

Impairment of long-lived assets

Other intangible assets and plant, property and equipment are depreciated when, due to events and circumstances arising in the period (obsolescence, physical damage, significant changes in their usage, performance below forecast, decreasing revenues and other external indicators, etc.) their recoverable value appears durably lower than their carrying value; the recoverable value is the higher of the realizable value and the value in use.

Impairment tests are performed by groups of assets by comparing the recoverable value to the carrying value (when an impairment charge appears necessary, the amount recorded is equal to the difference between the carrying value and the recoverable value).

For assets to be held and used, the recoverable value is most often determined on the basis of the value in use, representing the value of expected future economic benefits from its use and disposal. It is assessed notably by reference to discounted future cash flows determined using economic assumptions and forecast operating conditions used by the management of France Telecom or by reference to replacement cost for used equipment or cost of alternative technologies.

For assets to be disposed of, the recoverable value is determined on the basis of the realizable value, and this is assessed on the basis of the market value.

Investment securities

Investment securities are stated at cost, including any associated direct costs. An allowance is recorded when the value in use, based upon management’s analysis, appears to be less than the carrying value, on the basis of different criteria such as market value, the outlook for development and profitability, and the level of shareholders’ equity, and taking into account the specific nature of each investment.

Estimation of the interim tax charge (current and deferred)

The tax rate is calculated on an annual basis. The tax charge related to interim periods is calculated by applying to the income before tax of the period the effective average rate for the full year.

Deferred income taxes

Deferred income taxes are recorded on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes, as well as those arising from loss carry forwards. Deferred tax assets are provided for to the extent that the recovery of these taxes is not considered probable.

France Telecom uses the liability method under which deferred taxes are measured applying the tax rates enacted at the end of the accounting period, as applicable at the time the temporary difference is expected to reverse. Where significant, deferred tax assets and liabilities are discounted when reversals can be reliably scheduled.

No deferred tax liability or asset is accounted for as a result of the elimination of internal gains on disposal of shares of consolidated companies or elimination of tax deductible provisions for depreciation or provision for risk and charges, related to these shares, except if deferred tax assets were recognized on carried forward tax losses of these companies.

Debt issuance cost

Debt issuance costs are amortized over the term of the related debt instrument.

Costs of capital increases

In accordance with the statement 2000-D from the Comité d’Urgence du CNC, the external costs directly related to the capital increase are deducted from the share premium, net of tax. The other costs are expensed as incurred.

Non refundable funds and equivalents

When, based on the clauses of the issuance contract or on economic conditions at the time of issuance, a remunerated financial instrument is not redeemable at the option of the lender or if it is redeemable for equity instruments, this instrument is shown under the heading Non refundable funds and related funds.

The perpetual bonds redeemable for shares (TDIRA) issued on March 3, 2003 by France Telecom are, based on their characteristics, included under this heading.

Own shares transactions

Own shares held by France Telecom are reflected in the consolidated balance sheet at their acquisition cost as a reduction in shareholders’ equity except for those held in share price stabilization transactions, which are recorded as marketable securities. Gains and losses on disposals of own shares recorded as a reduction in shareholders’ equity, including related taxes, are recorded within shareholders’ equity. Allowances recorded against own shares held within investment securities in the single company financial statements of France Telecom SA, as well as provisions for risk relating to commitments to repurchase own shares, are eliminated on consolidation.

Derivative financial instrument

France Telecom manages interest rate and foreign currency risks using derivative financial instruments including interest rate swaps, interest rate cap and floor contracts, foreign exchange futures contracts on organized forward markets, currency swaps and currency options. All such instruments are entered into for hedging purposes.

Income and costs resulting from the use of these instruments are recorded in the consolidated statement of income on a symmetrical basis with the underlying transaction being hedged:

•	Differences between interest receivable and interest payable on swaps, caps and floor contracts designated as hedges, as well as premiums paid for these operations or discounts, are recorded in the consolidated statement of income over the life of the contract as an adjustment to interest expense;

•	Initial differences between the negotiated term rate and the fixing rate for the day on forward exchange contracts and currency swaps designated as hedging operations are recorded in income over the life of the contract as an adjustment to interest expense. Subsequent gains and losses generated on these contracts due to fluctuations in exchange rates are recorded as exchange rate corrections resulting from the item hedged;

•	Gains and losses arising on contracts designated as hedges of identifiable firm commitments or identifiable future transactions are deferred and taken into account in the valuation of the transaction at maturity.

Certain operations in compliance with France Telecom’s hedging policy do not qualify for hedge transactions. Such transactions are evaluated as follows:

•	For operations on organized markets, margin calls are recorded directly in the statement of income.
•	Net unrealized losses, calculated on instruments negotiated over the counter, are fully provided for.
•	Unrealized gains on instruments negotiated over the counter are recorded upon unwinding of the position.

Provisions for risks and charges

Provisions are recorded when, at the end of the period, there is an obligation for the group with respect to a third party for which it is probable or certain that this will create an outflow of resources to the third party, without at least an equivalent return expected from the third party.

This obligation may be legal, regulatory or contractual in nature. It may also be derived from the practices of the group or from public commitments having created a legitimate expectation on the part of such third parties that the group will assume certain responsibilities.

The estimate of the amount in provisions corresponds to the expenditure which it is likely that the group is to bear to settle its obligation. If no reliable estimate of the amount can be made, no provision is recorded; information is then presented in the notes to the financial statements.

Contingencies, representing an obligation which is neither probable nor certain at the time of drawing up the financial statements, or a probable obligation for which the cash outflow is not probable, are not recorded. Information about such contingencies is presented in the notes to the financial statements.

Securitization of future receivables

Securitization of future receivables are recorded as liabilities in financial debt.

Pension obligations and similar benefits

The following principles are applied for each main type of obligation:

•	Pension plan for French civil servants:

Civil servants employed by France Telecom are eligible to receive retirement benefits from the civil servant and military personnel defined benefit pension plan, which is administered by the French State.

The “France Telecom Law” (FT law) (French law n°96-660 of July 26, 1996) states that France Telecom’s obligation is limited to a defined annual contribution. As a result, France Telecom has no additional liability either for shortfalls that might arise in the pension plan for its civil servant employees, or for plans of other civil servants.

•	Early retirement plan for French civil servants

In accordance with the “FT law”, France Telecom has introduced an early retirement plan for civil servants and other employees. The plan provides that until December 31, 2006, civil servants and other employees working for France Telecom who attain the age of 55 with 25 years service, may elect for early retirement. Between the early retirement age of 55 and the normal retirement age of 60, participants will receive 70% of their salary. In addition, participants receive a lump sum indemnity, which amounts to one year of early retirement salary if they elect for early retirement at the age of 55, and which declines progressively to zero as the age at which they elect approaches normal retirement age.

A provision corresponding to an actuarial measurement of the liability under this plan has been recorded (See Note 23). Actuarial assumptions are monitored and modified based upon experience.

Changes in actuarial assumptions are accounted for from the anniversary of the plan, in the consolidated statement of income in the year of change, and on a pro rata basis over future service periods until the end of the plan as personnel opt for early retirement.

•	Other retirement plans

Where defined benefit plans exist, the actuarial cost of commitments is accounted for each year over the service life of the employees. The change in assumptions is reflected in the income statement over the average residual employee service life. The costs relating to defined benefit systems are recorded in the year incurred.

•	Retirement indemnities and other pension plans

In certain countries, legislation requires that lump sum retirement indemnities be paid to employees at certain periods based upon their years of service and compensation at retirement. The actuarial cost of this unfunded obligation is charged annually to income over the employees’ service lives. The effect of changes in assumptions is accounted for in the consolidated statement of income over the average remaining service life of employees.

•	Post-retirement benefits other than pensions

France Telecom has commitments to provide certain additional post-retirement benefits such as telephone equipment, credit card fees and various other benefits to retirees.

France Telecom recognizes the expected actuarial cost of these post-retirement benefits in the consolidated statement of income over the service lives of the eligible employees.

The effect of changes in actuarial assumptions is accounted for in the consolidated statement of income over the average remaining service lives of employees.

Share subscription or share purchase plans

Issuances of share subscription options or share purchase options are not recorded in the consolidated income statement.

Shares of subsidiaries issued upon exercise of subscription options granted to employees are reflected as a share capital increase, based on the exercise price of the options, creating a dilution result for France Telecom. When a dilution loss is probable and quantifiable, a provision is recorded.

With regard to purchase options, a provision is recorded to the extent that the acquisition cost of the shares purchased to service the exercised options is higher than the exercise price of the options.

Social charges assumed in connection with the share option plan are provided for when it is probable that the options will be exercised.

2.5 Use of estimates

France Telecom’s reported financial condition and results of operations are sensitive to accounting methods, assumptions, estimates and judgments that underlie the preparation of the financial statements. France Telecom bases its estimates on its past experience and on various other assumptions deemed reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Due to different assumptions and situations, the actual results may differ significantly from these estimates.

The positions taken by France Telecom in application of these accounting principles, the estimates made by management and the sensitivity of the reported results to circumstances and assumptions used by management are factors to be taken into consideration when reading the financial statements of France Telecom.

The preparation of financial statements in conformity with generally accepted accounting principles requires the management of France Telecom to make estimates and assumptions which affect the amounts reported in the financial statements and accompanying notes, notably with regard to provision for risks, deferred tax assets, goodwill and other intangible assets and investment securities as well as the description of liquidity.

NOTE 3—MAIN ACQUISITIONS AND DIVESTITURES OF COMPANIES

Six months ended June 30, 2003

Main divestitures

Casema

In accordance with the agreement signed on December 24, 2002, France Telecom sold on January 28, 2003 100% of Casema to a group of financial investors made up of Carlyle, Providence Equity and GMT Communication Partners. The transaction values the company, excluding borrowings, at €665 million.

This amount, paid through cash injection upon completion of the transaction, has been partly allocated to repay bank borrowings amounting to €163 million at the time of the sale, including termination indemnities. The remaining amount of €502 million was allocated to settle the current account loans granted by France Telecom to Casema.

The net impact on cash of this transaction for France Telecom amounts to €498 million. The net gain on disposal before tax recognized in 2003 amounts to €15 million.

Eutelsat

In accordance with the agreement signed on February 4, 2003 with Eurazeo, France Telecom sold on April 28, 2003 to BlueBirds Participations SARL (BlueBirds), its 23.11% stake in Eutelsat. This transaction values France Telecom’s interest at €447 million.

France Telecom reinvested €74 million to acquire 20% of BlueBirds, mainly controlled by Eurazeo, and other financial investors also acquired interests to become minority shareholders of this company.

The net cash proceeds resulting from this disposal amounts to €373 million for France Telecom. The net pre tax gain amounts to €87 million, of which €14 million was recognized in 2003, which represents the difference between the gain on disposal and the amount reinvested in BlueBirds, with the remaining balance being recorded as deferred income.

In effect, upon distribution of the proceeds resulting from future divestment by BlueBirds of its Eutelsat shares, Eurazeo and financial investors (“B shareholders”) hold a preferred distribution right until their initial investment reaches a 12% Internal Rate of Return (“IRR”). Once the 12% IRR threshold is reached by the B shareholders, France Telecom will receive in priority the remaining proceeds until it reaches the same IRR threshold on its investment. Thereafter, B shareholders regain their preferred distribution rights until they reach a 20% IRR. Finally, the remaining proceeds are shared by all shareholders.

France Telecom accounts for its investment in BlueBirds using the equity method. The carrying amount of its investment amounts to €52 million, which represents the amount of its investment net of the deferred gain on the 20% interest still indirectly held in Eutelsat. The interest of France Telecom in the net income of this company follows the evolution of France Telecom rights in Bluebirds’ net assets. This treatment is consistent with the distribution rights held by France Telecom and B shareholders. As France Telecom has no financial obligations towards Bluebirds and since a portion of the gain on disposal has been deferred, the risk for France Telecom is nil.

Moreover, France Telecom benefits from various rights, notably to receive fairness opinions and preemption rights aimed to protect its financial investment.

YEAR ENDED DECEMBER 31, 2002

Main acquisitions

TP Group

Following the appointment by the consortium France Telecom/Kulczyk Holding, at the general shareholder meeting on April, 2002 of the majority of supervisory board members of TP SA, attesting the full control of the polish operator, TP Group (TP SA and its subsidiaries) has been fully consolidated in France Telecom financial statements since April 1, 2002. Until this date, TP Group was accounted for using the equity method.

(in millions of euros)	1st block (1)	2nd block (2)	Total

Purchase price	3,431	679	4,110
Fair value of assets and liabilities acquired (group share)	(1,196)	(389)	(1,585)

Goodwill	2,235	290	2,525

(1)	Acquisition of 25% in October 2000.

(2)	Acquisition of 8.93% in September 2001.

The revaluation of TP Group assets has led notably to a valuation of customer relationships for Fixed Line, Internet and Mobile Services (€1,099 million at December 31, 2002), and the TP trademark (€204 million at December 31, 2002). The trademark has been valued using the current value of royalties which would have been paid by TP to use this trademark. The customer relationships have been valued on the basis of the customer portfolio at the date of acquisition of a controlling interest and the margin generated by these customers while part of the customer portfolio.

In accordance with the rule CRC 99-02, the share of revaluation attributable to the first lot of shares on the basis of the values used for the second lot has been directly recorded in reserves for €243 million (See Note 26).

Orange SA—Exercise of the put option by E.On Group

In accordance with the put and call options contract dated November 2000 and amended in January 2002, the E.On Group exercised on June 5, 2002, its put option to sell to France Telecom 102.7 million shares in Orange SA. France Telecom acquired these shares on June 12, 2002 for an amount of €950 million or €9.25 per share. These shares had been attributed to E.On Group as partial payment for the disposal of its interest in Orange Communications SA (Switzerland) to Orange SA.

The goodwill arising on this additional investment amounted to €410 million at December 31, 2002 and is amortized over 20 years (See Note 8). Following this operation, France Telecom owns 86.29 % of Orange SA.

eresMas

Wanadoo concluded in July 2002 with the telecommunications operator Auna an agreement for the acquisition of 100% of the Spanish Internet access provider and portal eresMas Interactiva (hereafter referred to as « eresMas »), through an exchange for Wanadoo shares. On October 24, 2002, the general meeting of Wanadoo shareholders approved the contribution by Auna of 14,527 thousand shares representing 100% of the capital of eresMas for a value of €255 million.

In settlement of this contribution, Wanadoo issued 53,622 thousand shares. The dilution for France Telecom is 2.55% (i.e. a gain of €35 million), bringing its interest in Wanadoo to 71.13%.

The goodwill generated on this transaction amounts to €283 million at December 31, 2002 and is amortized over 20 years from November 1, 2002 (See Note 8).

Following the revaluation of eresMas assets, goodwill amounts to €255 million at June 30, 2003. On January 1, 2003, Wanadoo España merged into eresMas, which was renamed Wanadoo España following the merger.

Main divestitures

TPS (Television Par Satellite)

In accordance with the agreement signed in December 2001 with TF1, TPS was sold on May 6, 2002, for €128.7 million. The result on disposal was €177 million taking into account the effects of previously recorded results.

TDF

Pursuant to the agreement signed on July 25, 2002, France Telecom sold, in December 2002, to the holding company Tower Participations SAS, its entire interest in the TDF group. Under the terms of the transaction, TDF was valued at approximately €1.85 billion.

In addition, France Telecom subscribed, for €100 million, to a share capital increase of Tower Participations SAS, to hold approximately 36% of its capital. Moreover, France Telecom subscribed, for €150 million, to convertible notes issued by Tower Participations France, a subsidiary of Tower Participations SAS. This subscription to convertible notes was made on a pro rata basis of France Telecom’s stake in the capital of Tower Participations SAS and represents the share of France Telecom in the financing contributed by the shareholders to acquire TDF. France Telecom has not contracted any obligation which could result, as the case may be, in an increase in its commitment except for, as is the case for the other shareholders, a supplementary investment commitment, on a pro rata basis of its interest, in the form of convertible notes and warrants, limited to €50 million. The net cash proceeds for France Telecom after reimbursement of the current accounts amounts to €1.3 billion. The pre tax gain recorded in the income statement amounts to €486 million representing the 63.8% actually divested.

The shares of the new holding structure controlled by the financial investors are held as follows:

•	Investment funds: 44.2%,
•	France Telecom through Cogecom: 36.2%,
•	Caisse des Dépôts et Consignations: 19.6%.

The shareholders’ agreement between the parties gives control over Tower Participations SAS to the investment funds who in particular have the majority of representation in the supervisory board. The shareholders are committed, in the event of non respect of contractual provisions relating to the composition of the supervisory board or majority rules for the general meetings of Tower Participations SAS to pay a on a pro rata basis a penalty of €400 million to the investment funds. Moreover, the shareholder agreement organizes the shareholder liquidity rights, setting out certain preemption rights for joint exit and joint divestment.

In particular, upon subsequent divestiture of the shares of Tower Participations France, the shareholders have committed to share the gain on their investment according to specific conditions (See Note 28)

The company Tower Participations SAS is accounted for using the equity method from December 31, 2002.

Stellat

Following the agreement of August 5, 2002, France Telecom sold to Eutelsat in September 2002, Stellat, owner of a satellite.

Prior to this divestiture, France Telecom had repurchased from Europe*Star its shares in Stellat. After taking into consideration this repurchase, the net cash proceeds for France Telecom amounted to €181 million. The impact of the divestiture on the 2002 consolidated income statement is not significant.

Pramindo Ikat

On August 18, 2002, all the shareholders of PT Pramindo Ikat Nusantara (Pramindo), the fixed line Indonesian telephony operator (in which France Telecom held 40%), sold their shares to PT Telekomunikasi Indonésia Tbk (PT Telkom), which thereby acquired 100% of Pramindo. The delivery of shares of Pramindo by the shareholders is to be performed in three steps:

•	30 % of the shares in September 2002,
•	15 % in September 2003, and
•	55 % in December 2004.

Settlement of the divestiture was made through cash payment and through promissory notes.

The divestiture price for France Telecom amounts to US$147 million. France Telecom sold without recourse its notes on the Indonesian market (US$103 million) in December 2002, with the remainder in January 2003. The pre tax gain recognized in 2002 on the divestiture of 30% of the shares amounts to €27 million.

Main acquisitions and divestitures of non consolidated companies (See Note 12)

NOTE 4—SEGMENT INFORMATION

In order to better reflect the Group’s evolution and the structure of its operations by its various activities and subsidiaries, France Telecom has defined from the first half of 2003, the six following business segments:

•	The “Orange” segment, which includes worldwide mobile telephony services, in France and the United Kingdom, as contributed to Orange SA in 2000, including Orange plc from its date of acquisition by France Telecom at the end of August 2000.

•	The “Wanadoo” segment, which includes Internet Access, Portals, e-Merchant, Directories and Application Service Provider (ASP) activities contributed in 2000 to Wanadoo SA.

•	The “Fixed line, Distribution, Networks, Large customers and Operator” segment, which includes fixed services of the Group mainly in France, in particular fixed telephony, services to operators, services to companies, cable TV, the sale and rental of equipment, as well as support functions (including the research and development services) and the information system division.

•	The “Equant” segment, which includes the activities of the new Equant, created following the merger with Global One on July 1, 2001 in the field of worldwide services of data transmission to businesses.

•	The “TP Group” segment, which includes since April 2002 TP SA, the historical Polish operator and its subsidiaries, the main one being PTK Centertel for mobile activities.

•	The “Other International” segment, which includes the other international subsidiaries, with main activities including fixed line telephony activities outside France and some mobile activities of France Telecom group that were not contributed to its subsidiary Orange SA.

The modification compared to the former segmentation (“Orange”, “Wanadoo”, “Fixed line, voice and data services in France” and “International voice and data services” mainly consisted of reallocating entities of the segment formerly named “International voice and data services” to the new following segments: “Equant”, “TP Group” and “Other International” in order to allow a better understanding of the Group’s operational results in its worldwide services of data transmission to businesses and of telecommunications operator in Poland. These activities represent important strategic positions in the Group’s organization, activities which are assured by listed subsidiaries.

France Telecom segments evolve following changes in its activities and organization.

France Telecom evaluates the performance of its segments and allocates its resources based on their contribution to the Group’s cash flow, determined notably on the basis of operating income before depreciation and amortization (defined as operating income before amortization and depreciation including impairment losses of long lived assets and before amortization of actuarial adjustments in the early retirement plan) and on the basis of their investments.

The “Elimination and other items” column includes inter-segment transaction eliminations and other non-material reconciling items to France Telecom consolidated financial statements.

The table below sets out the main operating indicators per segment for the six months respectively ended June 30, 2003 and June 30, 2002 and for the year ended December 31, 2002. Published information related to the six months ended June 30, 2002 and to year ended December 31, 2002 has been restated in accordance with the 6 new segments in order to assure comparability with the six months ended June 30, 2003.

(in millions of euros except for employees)	Orange		Wanadoo	Fixed line, Distribution, Networks, Large customers and Operators	Equant(5)	TP Group(5)	Other International(7)	Eliminations and other items	Total France Telecom

At June 30, 2003

Total Sales	8,615	(2)	1,227	10,916	1,341	2,123	854	(2,224)	22,852

Of which Orange network sales(3)	7,926

Operating income before depreciation and amortization (REAA)(4)	3,268		109	3,687	144	956	292	29	8,485
Depreciation and amortization	(1,182)		(49)	(1,558)	(229)	(501)	(159)	(73)	(3,751)
Operating income	2,086		60	2,039	(85)	455	133	(43)	4,645

Purchase of tangible and intangible assets
—UMTS and GSM licenses	—		—	—	—	—	—	—	—
—excluding UMTS and GSM licenses	926		37	626	137	349	97	(10)	2,162

—financed through capital leases	—		—	—	—	1	—	—	1

Total of acquisitions	926		37	626	137	350	97	(10)	2,163
—of which tangible assets (see Note 10)									2,118
—of which intangible assets (see Note 9)									45

Average number of employees(1)	30,593		6,627	121,868	9,915	44,480	12,109	—	225,592

(in millions of euros except for employees)	Orange		Wanadoo	Fixed line, Distribution, Networks, Large customers and Operators	Equant(5)	TP Group(5)		Other International(7)	Eliminations and other items	Total France Telecom

At June 30, 2002

Total Sales	8,059	(2)	918	11,517	1,643	1,191		1,392	(2,248)	22,472

Of which Orange network sales(3)	7,371		—	—	—	—		—	—	—

Operating income before depreciation and amortization (REAA)(4)	2,304		29	3,494	78	502		444	19	6,870
Depreciation and amortization	(1,059)		(33)	(1,619)	(278)	(263)		(286)	(57)	(3,595)
Operating income	1,245		(4)	1,782	(200)	239		158	(38)	3,182

Purchase of tangible and intangible assets
—UMTS and GSM licenses	61		—	—	—	—		—	—	61
—excluding UMTS and GSM licenses	1,433		42	1,113	196	234		195	8	3,221

—financed through capital leases	27		—	—	—	1		57	—	85

Total of acquisitions	1,521		42	1,113	196	235		252	8	3,367
—of which tangible assets										3,193
—of which intangible assets (see Note 9)										174

Average number of employees(1)	30,150		6,743	132,429	12,512	30,746	(6)	14,704	—	227,284

(1)	Average full time equivalents.
(2)	Orange sales include network sales and portal, content, and advertising services as well as sales of terminals and accessories and trademark royalties.
(3)	Orange network sales represent sales (voice, data and SMS) generated by the use of the mobile network and including both traffic generated by Orange’s own subscribers and that generated by other operators. It represents the most relevant recurring revenue for mobile activity and is directly correlated to the performance indicators.
(4)	Operating income before depreciation and amortization, representing operating income before amortization of long lived assets and before amortization of actuarial adjustments in the early retirement plan.
(5)	Segment information is restated to conform to France Telecom’ accounting principles.
(6)	In 2002, TP’s average full time equivalent is prorated by the number of months TP Group was fully consolidated divided by the total number of months in the period.
(7)	Mobile activities in Egypt were transferred from Other International to the Orange segment at July 1, 2002.

(in millions of euros except for employees)	Orange		Wanadoo	Fixed line, Distribution, Networks, Large customers and Operators	Equant(5)	TP Group(5)		Other International	Eliminations and other items	Total France Telecom

At December 31, 2002

Total Sales	17,085	(2)	2,075	23,067	3,156	3,471		2,427	(4,651)	46,630

Of which Orange network sales(3)	15,488		—	—	—	—		—	—

Operating income before depreciation and amortization (REAA)(4)	5,146		90	7,202	200	1,453		782	44	14,917
Depreciation and amortization	(2,364)		(96)	(3,504)	(521)	(800)		(507)	(118)	(7,910)
Operating income	2,782		(6)	3,499	(321)	653		275	(74)	6,808

Purchase of tangible and intangible assets
—UMTS and GSM licenses	88		—	—	—	—		46	—	134
—excluding UMTS and GSM licenses	3,281		108	2,243	392	1,045		396	(24)	7,441

—financed through capital leases	27		—	3	—	—		57	—	87

Total of acquisitions	3,396		108	2,246	392	1,045		499	(24)	7,662

—of which tangible assets (see Note 10)										7,421

—of which intangible assets (see Note 9)										241

Average number of employees(1)	30,876		6,761	131,311	11,928	45,222	(6)	14,047	—	240,145

(1)	Average full time equivalents.

(2)	Orange sales include network sales and portal, content, and advertising services as well as sales of terminals and accessories and trademark royalties.

(3)	Orange network sales represent sales (voice, data and SMS) generated by the use of the mobile network and including both traffic generated by Orange’s own subscribers and that generated by other operators. It represents the most relevant recurring revenue for mobile activity and is directly correlated to the performance indicators.

(4)	Operating income before depreciation and amortization, representing operating income before amortization of long lived assets and before amortization of actuarial adjustments in the early retirement plan.

(5)	Segment information is restated to conform to France Telecom’s accounting principles.

(6)	TP Group is fully consolidated from April 1, 2002. Therefore, the information presented above corresponds to 9 months of activity. Moreover, TP’s average full time equivalents is prorated by the number of months TP Group was fully consolidated divided by the total number of months in the period.

At June 30, 2003, the TP Group segment includes six months of activity, whereas at June 30, 2002, it only included three months of activity as TP Group has been fully consolidated since April 1, 2002 (See Note 3). On a comparable scope (comparable basis) to the six months ended June 30, 2003, sales, operating income before depreciation and amortization and operating income of the TP Group segment for the six months ended June 30, 2002 would have represented respectively €2,061 million, €876 million, and €412 million.

Geographical breakdown

	Period ended
(in millions of euros)	June 30, 2003	June 30, 2002	December 31, 2002

Sales	22,852	22,472	46,630
France	13,349	13,486	27,403
Other	9,503	8,986	19,227

Intangible and tangible assets(1)	49,457	56,407	54,679
France(2)	17,300	19,720	18,733
Other(3)	32,157	36,687	35,946

(1)	Excluding goodwill.

(2)	Of which €619 million UMTS license and all shared network structures, notably the European backbone.

(3)	Of which €6,841 million UMTS licenses at June 30, 2003. Changes in values of these licenses are mainly explained by movements in currency.

NOTE 5—PERSONNEL COSTS

	Period ended
(in millions of euros, except number of employees)	June 30, 2003	June 30, 2002	December 31, 2002

Average headcount(1) (full time equivalents)	225,592	227,284	240,145

—Wages and salaries	3,662	3,792	7,535
—Social charges	1,249	1,290	2,705

Total personnel costs	4,911	5,082	10,240

(1)	Of whom approximately 43.8% were civil servants at June 30, 2003 and 42% at December 31, 2002. Due to the full consolidation of TP Group from April 1, 2002, its average headcount is prorated by 3 months out of 6 at June 30, 2002 and by 9 months out of 12 at December 31, 2002.

Net of capitalized personnel costs and taxes calculated on wages, personnel expenditures included in operating income before depreciation and amortization (REAA) at June 30, 2003 amount respectively to €4,810 million at June 30, 2003, and amounted to €4,994 million at June 30, 2002 and €10,036 million at December 31, 2002.

NOTE 6—OTHER NON-OPERATING INCOME (EXPENSE), NET

Other non-operating income (expense) includes :

•	At June 30, 2003 :(i) a provision reversal relating to Wind shares for €270 million (See Note 11), charges amounting to : (ii) €256 million related to the buy-back agreement on TPSA shares signed with Kulczyk holding (See Note 23 and 28), (iii) €213 million of restructuring costs mainly from Orange for €109 million and Equant for €96 million (See Note 23), (iv) losses for buying back bonds of €74 million on FT SA and €23 million on Orange.

•	At June 30, 2002: charges of (i) €1,663 million relating to provisions on NTL shares and bonds (See Note 12 and 28), (ii) €7,290 million relating to MobilCom of which €290 million related to the additional depreciation of loans made by France Telecom SA to MobilCom in the course of the first six months of 2002 (See Note 28)

•	At December 31, 2002, the charges of (i) €7,290 million relating to MobilCom of which €575 million mainly linked to the depreciation of shareholder loan made in the course of 2002 (See Note 23) (ii) €1,641 million relating to NTL (See Note 12), (iii) €285 million relating to NTL securities representing Noos shares (See Note 14) (iv) €1,627 million relating to Wind (€1,404 million for the group share, €223 million minority interests) (See Note 11), (v) €490 million relating to the restructuring costs within Orange (€423 million for the group share, €67 million minority interests) of which €252 million relate to the announced withdrawal from Sweden, (vi) €343 million (€244 million for the group share, €99 million minority interests) relating to the effect of the political and economic situation in Ivory Coast on the value of France Telecom’s assets in the country (Orange Côte-d’Ivoire and CI Telcom), (vii) €571 million relating to the commitment to repurchase TP SA shares with Kulczyk Holding (See Notes 23 and 28).

•	As well as other non-operating income and expenses as detailed below:

	Period ended
(in millions of euros)	June 30, 2003	June 30, 2002	December 31, 2002

Gain or loss on divestment(1)	92	200	941
Dilution result(2)	1	(2)	34
Other provision movements(3)	(81)	(501)	(1,303)
Cost of sale of receivables	(48)	(20)	(62)
Dividends received	5	4	18
Other	(43)	(67)	(230)

Total	(74)	(386)	(602)

(1)	At June 30, 2003: the result on the second divestiture operation of real estate (€30 million, See Note 10), the result on divestment of the Eutelsat investment (€14 million, See Note 3), the result on divestment of the Casema investment net of expenses and provisions (€15 million, See Note 3), the result of divestment of the Sprint investment (€19 million, See Note 12). At June 30, 2002: the result on divestment of TPS investment (€177 million). At December 31, 2002: the result on divestment of the TDF sub group (€486 million, See Note 3), the result on divestment of Panafon investment (€274 million), the result on divestment of TPS investment (€177 million, See Note 3) and the result on disposal pertaining to the resolution of CCIC off balance sheet commitment €(41) million for a total payment of €477 million.

(2)	Dilution result includes at December 31, 2002 a profit related to the acquisition of eresMas for €35 million.

(3)	Other provision movements include notably: at June 30, 2003: (i) provision of €75 million made relating to Intelig, (ii) provision of €52 million made relating to the divestment of Casema shares, (iii) provision of €51 million made following the resolution in July 2002 of the off balance sheet commitment on CCIC securities; at December 31, 2002: (i) provision of €212 million made relating to Dutchtone, (ii) provision of €192 million made relating to Uni 2, (iii) provision of €145 million made relating to Intelig, (iv) provision of €132 million made relating to Connect Austria, (v) provision of €52 million made relating to the divestment of Casema shares.

NOTE 7—INCOME TAXES

7.1 Group tax proof

Income taxes for the six months ended June 30, 2003 are based on the application of the forecasted year-end effective tax rate on the result before tax as of June 30, 2003. In France, deferred taxes are based on determined tax rates, i.e. 35.43% for 2002 and thereafter.

The reconciliation between the theoretical tax using the French statutory tax rate and the effective income tax expense is as follows:

	Period ended
(in millions of euros)	June 30, 2003	June 30, 2002	December 31, 2002

Consolidated group net income (loss) before tax	(177)	(9,804)	(18,407)
Statutory tax rate	35.43%	35.43%	35.43%
Theoretical tax	63	3,474	6,522

Income (loss) from affiliates accounted for under the equity method	(39)	(58)	(130)
Goodwill amortization	(670)	(520)	(2,739)
Other	3,877	(5,192)	(6,152)

Effective tax	3,231	(2,296)	(2,499)

In addition to the results of companies accounted for under the equity method and to goodwill amortization, significant reconciling elements of the tax proof are:

•	At June 30, 2003:

A net tax gain of €2,590 million resulting from Orange operational reorganization (see below 7.2).

A provision reversal for deferred tax asset depreciation, net of the discounting effect, on the FTSA consolidated tax group for €1,100 million (see below 7.2).

A provision reversal for deferred tax asset depreciation, net of the discounting effect, on the Wanadoo consolidated tax group for €381 million, related to tax losses carried forward at December 31, 2002 (see below 7.2).

•	At June 30, 2002:

A provision for deferred tax asset depreciation, net of the discounting effect, on the FTSA consolidated tax group for €5,792 million.

•	At December 31, 2002:

A provision for depreciation of deferred tax asset, net of the discounting effect, on FTSA consolidated tax group for €2,691 million.

Depreciation recognized as part of non-operating results in the course of the second half of 2002 on some subsidiaries (notably Wind for €1.6 billion), which did not result in the recognition of deferred tax assets.

Moreover, deferred tax assets related to tax losses carried forward of Wanadoo SA consolidated tax group had been fully provided for (see above).

7.2 Income tax gain (charge)

Income tax split between the tax consolidation groups and for the other subsidiaries is as follows :

	Period ended
(in millions of euros)	June 30, 2003	June 30, 2002	December 31, 2002

—Other current tax	0	13	14
—Deferred tax for the period	0	3,992	1,089
—Deferred tax allowance and discounting	1,100	(5,792)	(2,691)
France Telecom SA tax group	1,100	(1,787)	(1,588)

Orange SA tax group (see below)	2,192	(275)	(531)
Wanadoo SA tax group (see below)	317	(28)	68
Other subsidiaries in France and abroad	(378)	(206)	(448)

Total income taxes	3,231	(2,296)	(2,499)

•	FTSA tax consolidation group

France Telecom SA files a consolidated tax return for all French subsidiaries of which it owns 95% or more.

France Telecom SA and its main French subsidiaries have been subject to a tax audit for the years 1998 and 1999. The tax audit is partly completed, and the possible reassessments relate mainly to timing differences in taxable amounts. The impacted subsidiaries have communicated their comments to the tax authorities. With respect to the consolidated tax group, France Telecom SA awaits a final decision from the tax authorities.

In 2002, the significant decrease in the France Telecom SA share price which had been reflected in the statutory accounts by the recording of tax deductible provisions, as well as the NTL and MobilCom risks, had led to a significant increase in the losses carried forward within the France Telecom SA tax consolidation. This had extended the forecast recovery date of deferred tax assets beyond the eight-year horizon used for the 2001 financial statements.

In this context, the application of the prudence concept, which prevails regarding the recognition of deferred tax assets for accounting purposes, has led to depreciation, at June 30, 2002 and December 31, 2002, for the France Telecom SA consolidated tax group, of the deferred tax assets generated during the period, and to the recognition of a depreciation allowance of €1,800 million against deferred tax amounts at December 31, 2001, representing respectively €5,792 million at June 30, 2002 and €2,691 million at December 31, 2002. The net deferred tax charge for the France Telecom SA tax group for the year ended December 31, 2002 amounted to €1,602 million after taking into account the tax related to the 2002 dividends (€198 million recorded in reserves).

France Telecom considered, on the basis of its budgets, business plans and financing plans reflecting the financial situation at December 31, 2002, that the deferred tax asset maintained in the balance sheet for France Telecom SA and the companies within its consolidated tax group would be able to be recovered through the existence of taxable income expected in the next eight years within its regularly profitable activity as a fixed line operator in France. Moreover, given these results and given the possibilities to carry forward indefinitely certain tax losses relating from depreciation charges, the share of the tax loss carry forwards which is not indefinitely carried forward should be completely used within the legal timeframe of five years, with the balance acquiring the status of losses indefinitely carried forward.

In 2002, France Telecom received €1,111 million of cash in exchange for bills obtained in 2001 when France Telecom sold to a financial institution the carry back receivables held on the French state.

During the first half of 2003, notably as a result of the effect of the capital increase on its financing plan and on its taxable profits over the next eight years, France Telecom reversed the provision against deferred tax assets for €1,100 million, net of discounting effect.

•	Orange SA consolidated tax group

Orange SA and its French subsidiaries have their own consolidated tax regime from 2002 onwards.

In 2002, Orange initiated a number of changes in its internal organization with a view to improve its operating efficiency in three main areas, namely mass market products and services, business services and technical development. As part of this operating and strategic review, Orange initiated, during 2002, a project to bring Orange’s international operations outside France and the United Kingdom under a single management organization. This reorganization, which was implemented during the first six months to 30 June 2003, resulted in the alignment of Orange’s corporate structure with its new operating structure and consequently, Orange’s main consolidated, equity accounted and non-consolidated investments outside France and the United Kingdom were regrouped under a holding entity, Orange Global Limited, a wholly owned subsidiary of Orange.

This operational reorganization generated a total €11.5 billion tax losses in France during the first six months to 30 June 2003, of which approximately €9 billion of operating tax losses and €2.5 billion of long-term capital losses. These tax losses primarily arise from the cumulative depreciation booked against Orange’s investment in Wirefree Services Belgium (“WSB”), as reflected in Orange SA’s statutory accounts at December 31, 2002, and resulting mainly from the loss in value of WSB’s underlying investments in MobilCom, Wind and Orange Nederland N.V. Given the foreseeable net taxable profits of the French tax group for the next years, Orange recognized a net exceptional deferred tax credit of €2,590 million, representing the net present value of the expected tax savings based on the utilization of the operating tax losses generated through the reorganization. Part of these tax losses have been utilized against the taxable profits generated by the French tax group during the first six months to June 30, 2003, resulting in a deferred tax charge of €384 million.

•	Wanadoo SA consolidated tax group

Wanadoo SA and its French subsidiaries have their own consolidated tax regime from 2001 onwards.

In the Wanadoo tax consolidated group, at December 31, 2002, deferred tax assets related to tax losses carried forward had been fully provided for. The outlook of positive results for French companies included in the tax consolidation group, notably supported by Wanadoo Interactive profit for the first half of 2003, led Wanadoo to recognize a deferred tax gain of €381 million, net of the discounting effect at June 30, 2003 corresponding to the tax gain expected in the future as a result of the use of tax losses. Tax planning established using available business plans demonstrates the tax group’s ability to recover its tax losses within a 3 to 4 year horizon. During the first half of 2003, these tax losses were deducted from taxable profits generated by the French consolidation tax group which led to a deferred tax charge of €64 million.

7.3 Balance sheet tax position

The net balance sheet position by tax group is detailed in the table below (deferred taxes are detailed by type of timing difference for the tax group France Telecom SA):

	As of
(in millions of euros)	June 30, 2003	December 31, 2002

Analysis of the France Telecom SA tax group
Early retirement plan	1,328	1,385
Impairment of long-live assets	394	384
Non deductible provisions and losses carry forward	5,602	5,280
Other deferred tax assets	416	691
Tax depreciation and reglemented provisions	(339)	(338)
Other deferred tax liabilities	(132)	(120)
Deferred tax allowance and discounting	(2,365)	(3,472)

Sub-total France Telecom SA tax group	4,904	3,810
Orange SA tax group(1)	2,248	56
Wanadoo SA tax group(2)	405	87
Other subsidiaries	(226)	(33)

Net deferred taxes of the group	7,331	3,920

(1)	Of which €2,206 million are deferred tax assets generated by the Orange operational reorganization (net of the amount used in the first half of the year).

(2)	Of which €410 million are tax losses carried forward.

This net position is presented as follows in the balance sheet:

	As of
(in millions of euros)	June 30, 2003	December 31, 2002

Long-term net deferred tax assets	6,577	3,903
Short-term net deferred tax assets	1,168	416
Long-term net deferred tax liabilities	(236)	(312)
Short-term net deferred tax liabilities	(178)	(87)

Total	7,331	3,920

Apart from the provision relating to the France Telecom SA tax group, provisions for depreciation and discounting effect of deferred tax assets (€3,356 million) relate mainly to tax losses carried forward from foreign subsidiaries.

NOTE 8—GOODWILL RELATING TO CONSOLIDATED SUBSIDIARIES

Main goodwill arising from fully or proportionately consolidated subsidiaries is as follows:

	As of

	June 31, 2003			December 31, 2002

(in millions of euros)	Cost (1)	Accumulated depreciation	Net book value	Net book value

Orange	24,095	(4,503)	19,592	21,499

Orange PCS	20,552	(2,915)	17,637	19,342
Orange Communications SA (Switzerland)	2,447	(1,129)	1,318	1,452
Orange SA	410	(20)	390	400
Other Orange	686	(439)	247	305

Equant / Global One	5,485	(4,900)	585	655

Wanadoo	3,319	(1,326)	1,993	2,843

Freeserve	1,739	(650)	1,089	1,683
QDQ Media (ex Indice Multimedia)	358	(187)	171	313
Wanadoo España (ex eresMas)(2) (3)	581	(190)	391	458
Pages Jaunes	319	(80)	239	247
Other Wanadoo	322	(219)	103	142

TP Group	2,217	(300)	1,917	2,195

JTC	340	(205)	135	141
Mauritius	164	(164)	0	160
Other	571	(438)	133	182

Total	36,191	(11,836)	24,355	27,675

(1)	Goodwill in foreign currency is converted at the closing rate.
(2)	At January 1st, 2003, Wanadoo España was merged into eresMas, the latter being renamed Wanadoo España after the merger.
(3)	Of which €255 million in cost of eresMas’ goodwill (see Note 3).

Movements in net book value of goodwill are as follows:

	Period ended

(in millions of euros)	June 30, 2003	December 31, 2002

Opening balance	27,675	34,963
Acquisitions	11	850
Divestitures	(36)	(95)
Effect of fully consolidating TP Group (see Note 3)	—	2,564
Amortization	(818)	(2,233)
Exceptional amortization	(754)	(5,247)
Translation adjustment	(1,713)	(2,733)
Reclassification and other	(10)	(394)

Closing balance	24,355	27,675

The effects of the main acquisitions and divestitures are set out in Note 3.

The principal amortization charges to goodwill (excluding exceptional amortization) from fully or proportionally consolidated companies can be analyzed as follows:

	Period ended

(in millions of euros)	June 30, 2003	December 31, 2002

Orange	(585)	(1,300)
Orange PCS	(520)	(1,133)
Other Orange	(65)	(167)

Equant / Global One	(17)	(492)

Wanadoo	(134)	(256)

TP Group(1)	(62)	(99)

Other	(20)	(86)

Total(2)	(818)	(2,233)

(1)	Fully consolidated since April 1, 2002.
(2)	Does not include exceptional amortization.

At June 30, 2003 following a review of goodwill values, impairments through exceptional amortization have been recorded for Freeserve for €447 million (€318 million for the group share) bringing down the net book value of the company at the closing exchange rate to €821 million for the group share, for QDQ Media for €149 million (€106 million for the group share) bringing down the net book value of the company to €83 million for the group share, for Mauritius Telecom for €143 million for the group share, bringing down the net book value at the closing exchange rate of Mauritius Telecom and its subsidiaries to €83 million.

Following a review of goodwill values at December 31, 2002, exceptional impairment amortization of goodwill recorded upon Global One’s and Equant’s acquisitions had been recognized for €4,244 million, as well as a depreciation of goodwill relating to Radianz (See Note 11), representing a charge of €4,375 million (€4,300 million for the share of the group). As a result, the book value of Equant translated into euros at the closing exchange rate, had been brought down to €1,570 million for the group share.

Moreover at December 31, 2002, an impairment through exceptional amortization was recorded for Orange Communications SA for €872 million (€872 million group share) bringing its book value to €2,321 million (including current accounts) for the group share and on JTC for €131 million (€115 million group share) bringing its book value translated into euros at the closing exchange rate to €309 million for the group share.

Translation adjustments result from the recording in foreign currency of goodwill relating to non-euro zone companies. The exchange rate adjustments recorded in the first six months of 2003 are primarily due to the impact of the evolution of pounds Sterling (€1,289 million), the Polish zloty (€221 million), the Swiss franc (€94 million), and of the US dollar (€53 million) against the euro.

Translation adjustment recorded in 2002 resulted mainly from the evolution of pounds Sterling (€1,492 million), US dollar (€961 million) and Polish zloty (€270 million) against the euro.

In the context of goodwill review of the main sub groups, the following perpetual growth rates and discount rates have been applied to the expected cash flows on the basis of economic assumptions and forecasted operating conditions used by France Telecom:

	Period ended

	June 30, 2003		December 31, 2002

	Perpetual growth rate	Discount rate	Perpetual growth rate	Discount rate

Orange	3%	9%	3%	9%
TP Group	2%	10.5%	3%	10.5%
Equant	3%	10.5%	3%	10.5%
Wanadoo – Internet	4%	11.5%	4.5%	12.5%
Wanadoo – Directories	3%	9%	3.5%	9%

At June 30, 2003, compared to the excess of estimated value in use over carrying value, the sensitivity of value in use to an independant change in one point of the perpetual growth rate or discount rate respectively is as follows (France Telecom group share):

	Excess of value in use over carrying value	Impact of one point increase / decrease in the
(in billions of euros)		Perpetual growth rate	Discount rate

Orange	12.2	+6.9/-4.9	-8/+11.2
TP Group	0.6	+0.5/-0.4	-0.6/+0.8
Equant	0.2	+0.2/-0.2	-0.2/+0.2
Wanadoo – Internet	4.9	+0.5/-0.4	-0.7/+1.0
Wanadoo – Directories	2.8	+0.4/-0.3	-0.5/+0.7

NOTE 9—OTHER INTANGIBLE ASSETS

	As of

	June 30, 2003			December 31, 2002

(in millions of euros)	Cost	Accumulated depreciation	Net book value	Net book value

Telecommunication licenses	9,475	(758)	8,717	9,309
Patents and rights of use	784	(379)	405	432
Trademarks	4,571	(70)	4,501	4,811
Customer relationships	3,310	—	3,310	3,560
Other intangible assets	779	(482)	297	299

Total	18,919	(1,689)	17,230	18,411

Movements in the net book values of telecommunication licenses, trademarks and market shares between December 31, 2002 and June 30, 2003 are mainly due to the movements in exchange rates (see below).

Movements in the net book value of other intangible assets are as follows:

	Period ended

(in millions of euros)	June 30, 2003	December 31, 2002

Opening balance	18,411	18,189
Acquisition of UMTS licenses	—	134
Acquisition of other intangible assets	45	107
Effects of acquisitions and divestitures (See Note 3)	1	1,957
Divestments	(3)	(25)
Amortization and provisions	(152)	(368)
Translation adjustment	(1,144)	(1,344)
Reclassification and other	72	(239)

Closing balance	17,230	18,411

“Telecommunications licenses” at June 30, 2003 relates primarily to the net book value of operating licenses of UMTS and GSM mobile networks, in the United Kingdom (€6.5 billion), in France (€0.6 billion), in Poland (€0.4 billion) and in the Netherlands (€0.4 billion).

The postponement in deployment of the UMTS network and services has led France Telecom to review at June 30, 2003, as at December 31, 2002, the value in use of the United Kingdom UMTS license (the net book value amounting to €5.9 billion at June 30, 2003).

Given the close technical and commercial interconnectivity of the second and third generation services offerings, this examination consisted, at the Orange PCS level, of comparing the net book value of second and third generation intangible assets and property, plant and equipment with the expected cash flows over the remaining life of the UMTS license, on the basis of the most recent business plan, discounted at 9% .. This examination did not reveal the need for an impairment charge.

“Patents and rights of use” include mainly patents and cable usage rights.

Net “Trademarks” relates mainly to the Orange trademark for an amount of €4,069 million, TP Group trademarks for €178 million and Equant trademarks for €254 million.

“Customer relationships” relates mainly to Orange in the United Kingdom, TP Group in Poland and Equant for amounts of €1,725 million, €959 million and €309 million respectively.

In 2002, the effect of acquisitions and divestitures relates mainly to the first full consolidation of TP Group for an amount of €1,993 million and the divestiture of TDF for €39 million.

The translation adjustment for the first six months of 2003 relates mainly to the impact of the evolution of sterling on United Kingdom intangible assets and to the impact of the evolution of Polish zloty on Polish intangible assets.

The translation adjustment for the 2002 year relates mainly to the impact of the evolution of sterling on United Kingdom intangible assets.

NOTE 10—PROPERTY, PLANT AND EQUIPMENT

	As of

	June 30, 2003			December 31, 2002

(In millions of euros)	Cost	Accumulated depreciation	Net book value	Net book value

Lands and buildings	10,805	(5,136)	5,669	6,129
Switching and transmission equipment	24,643	(18,165)	6,478	7,622
Cables and public infrastructure	23,890	(14,201)	9,689	10,730
Other network equipment	11,470	(5,362)	6,108	6,683
Computer and terminal equipment	9,081	(5,823)	3,258	3,543
Other tangible assets	2,983	(1,958)	1,025	1,561

Total	82,872	(50,645)	32,227	36,268

Changes in the net book value of property, plant and equipment are as follows:

	Period ended

(in millions of euros)	June 30, 2003	December 31, 2002

Opening balance	36,268	31,728
Acquisitions of plant, property and equipment (1)	2,118	7,421
Effect of acquisitions and divestitures	(675)	6,738
Sale of real estate	(382)	98
Other retirement and sales	(55)	(334)
Depreciation expense	(3,599)	(7,542)
Translation adjustment	(1,291)	(1,598)
Reclassification and other	(157)	(243)

Closing balance	32,227	36,268

(1)	Of which €1 million financed through capital leases at June 30, 2003 and €87 million at December 31, 2002.

The effect of acquisitions and divestitures relates mainly to:

•	In the six months ended June 30, 2003: the divestiture of Casema (€676 million)

•	In the year ended December 31, 2002: (i) the full consolidation of TP Group (€7.4 billion), (ii) the divestiture of the TDF sub group for €672 million

In 2001, as part of a first divestiture transaction, France Telecom sold 409 buildings and recorded a gain on disposal, net of related expenses, of €705 million in its non-operating results. The proceeds from the sale of this first tranche (€2.6 billion) were received in 2002.

In the context of a second divestiture transaction in the course of the six months ended June 30, 2003, 389 assets were sold. A gain on disposal of €30 million net of related expenses was recorded in non-operating results. The proceeds from the sale (€419 million) were received within the first six months of 2003.

At the same time, France Telecom committed to re-lease through 6-9 year leases these buildings except for certain assets to be vacated in the short-term (See Note 28).

The translation adjustments over the first six months of 2003 and over the year ended December 31, 2002 relate mainly to the evolution of Polish zloty, the sterling and of the US dollar compared to the euro.

NOTE 11—INVESTMENTS ACOUNTED FOR USING THE EQUITY METHOD

11.1 Carrying value of equity accounted investments

The carrying value of France Telecom’s investments in affiliates are as follows (in millions of euros):

		Percentage of control June 30, 2003	As of

Company	Main activity		June 30, 2003	December 31, 2002

Tower Participations SAS(1)	Broadcasting	36.2	92	100
Wind Infostrada(2)	Telephony operator in Italy	26.6	1,537	1,596
BITCO / TA Orange Company Ltd	Telephony operator in Thailand	49.0	24	406
Radianz	Equant subsidiary	49.0	73	97
Eutelsat(3)	Satellite organization	—	—	350
BlueBirds Participations France(4)	Satellite organization	20.0	52	0
Nortel / Telecom Argentina		See below	0	0
Other		—	23	15

Total			1,801	2,564

(1)	Tower Participations SAS, a holding company for TDF, is accounted for under the equity method since December 31, 2002 following the investment in 36.20% of the capital by France Telecom (See Note 3).
(2)	Divestment in process (See Note 31)
(3)	Eutelsat is accounted for under the equity method since January 1, 2002. This investment was sold in the course of the six months ended June 30, 2003 (See Note 3).
(4)	BlueBirds Participations France, a holding company for Eutelsat, is accounted for under the equity method since May 1, 2003 following the investment in 20% of the capital by France Telecom (See Note 3).

Wind

On March 20, 2003, France Telecom and Enel, its co-shareholder in Wind, approved a capital increase in Wind, which was decided by the Board of Directors of this company on March 7, 2003. The capital increase amounted to a total amount of €133 million and France Telecom’s share of 26.58% corresponding to its interest in Wind represents €35 million.

On March 20, 2003, France Telecom signed an agreement with Enel in order to sell its 26.58% stake in Wind to Enel. The operation became effective on July 1, 2003; this transaction depended upon regulatory authorizations which were obtained on June 16, 2003 (See Note 31)

The disposal proceeds, which were received by France Telecom on July 1, 2003 amount to €1,537 million, of which €1,362 million represents cash consideration for the 26.58% stake in Wind and about €175 million representing the reimbursement of shareholders’ loan granted to Wind.

Considering the final terms of the sale transaction, the provision for risk on Wind amounting to €303 million recorded at December 31, 2002 (see below) was reversed at June 30, 2003 and a depreciation of €33 million was recognized on Wind’s investment bringing its net book value to €1,537 million (€1,326 million for group share). The net amount of €270 million (€233 million for group share) is recorded in non operating results at June 30, 2003 (See Note 6)

France Telecom has a positive adjustment price clause, applicable in the case where Enel sells, before December 31, 2004, partly or fully its shares of Wind for a selling price valuing 100% of Wind’s net assets for more than €5 billion.

As a result of this operation, all agreements governing relationships between France Telecom, Enel and Wind were terminated (including call and put options on shares) and Enel is committed to release France Telecom of all financial commitments related to its 26.58% stake in Wind (notably funding commitments and guaranties given) which resulted from these agreements.

As part of the strategic review of its investments performed at December 31, 2002, France Telecom reassessed the value in use of Wind. On the basis of a multicriteria approach, an impairment charge of €1,695 million had been recorded of which €371 million through shareholders’ equity (including €320 million for the group share) for the amount of revaluation previously recorded via shareholders’ equity (See Note 26) and €1,324 million in non operating charges (i.e. €1,142 million group share). Moreover, additional provision for risks relating to Wind, amounting to €303 million was recorded at December 31, 2002 in other liabilities. This depreciation had been allocated firstly to the intangible assets arising in Wind from its regrouping with Infostrada.

Telecom Argentina

Since December 21, 2001, Telecom Argentina is accounted for using the equity method and no longer via proportional consolidation; its value under equity accounting has been taken down to nil.

The suspension on December 21, 2001 by the Argentinean government of the peso-dollar conversion created a major liquidity crisis for Telecom Argentina. The debt of Telecom Argentina is mainly denominated in dollars whereas its operating cash flows are denominated in Argentinean pesos, which suffered from a devaluation of more than 240% compared to the dollar between December 21, 2001 and the end of the 2002 year-end.

Therefore, since December 21, 2001, given the decision by France Telecom and its partner Telecom Italia not to increase their commitments in Telecom Argentina, the suspension of the peso conversion followed by its devaluation leads to a process of restructuring of Telecom Argentina’s debt with a massive dilution of France Telecom and Telecom Italia’s interests through the conversion of part of this debt into capital.

Therefore France Telecom saw, from this date, its ability to manage to Telecom Argentina’s financing and operating policy in order to derive value from its activities de facto considerably diminished and reduced to a level not exceeding that of significant influence.

The events of 2002 confirmed the assessment made by France Telecom:

•	In early 2002, Telecom Argentina stopped making payments linked to the servicing of its borrowings. In the fourth quarter of 2002, discussions commenced formally with creditors of Telecom Argentina to define the different processes of restructuring (forgiveness of debt, rescheduling, conversion of part of the debt into capital instruments, rights within Telecom Argentina management). The process is progressing based on legal and regulatory changes in the country, which has amended its laws relating to payment of foreign currency debt and bankruptcy several times.

•	At the Nortel Inversora level (majority shareholder of Telecom Argentina in which France Telecom and Telecom Italia own shares), this process results in the preemption of any cash flows issued from Telecom Argentina by the bearers of preference shares of Nortel Inversora who, moreover, acquired in the third quarter of 2002 32.2% of the voting rights in general meetings of shareholders and representation on the Board of Directors.

Over the first six months ended June 30, 2003, a first phase of Telecom Argentina’s debt restructuring plan resulted in buying-back 10% of bank borrowings and bonds for a price representing 55% of its nominal value. This operation was done using the cash available in the Telecom Argentina group. There are currently discussions with creditors to renegotiate the remaining debt.

France Telecom neither intends nor is obligated to increase its commitments in Argentina.

BITCO

In January 2001, Orange entered into a shareholders’ agreement with its partners in BITCO, whereby the parties to this agreement are committed to bring financial, technical and commercial support to BITCO, in accordance with the law and regulations applicable in Thailand, in order to roll out a mobile telecommunication network and provide related services under the Orange brand name in Thailand. BITCO owns 99.86% of TA Orange Company Ltd, a company holding a concession to operate a GSM 1800 network in Thailand. The full commercial launch of the Orange branded activities of TA Orange took place in March 2002.

The commitments of Orange arising from the shareholders’ agreement dated January 2001 and subsequent financing arrangements in relation to TA Orange Company Limited are described in Note 28 (see “commitments related to investment securities”).

At June 30, 2003, Orange reassessed the fair value of its investment in BITCO based on the economic conditions imposed on TA Orange by the concession agreement under which it currently operates. It was not assumed any favorable impact arising from regulatory changes in future years, in light of the uncertainties surrounding the establishment of a fair competitive regime for the telecommunications industry in Thailand and since the timing of such changes and the economic terms on TA Orange are unknown at the interim balance sheet date. Consequently, Orange recorded a total impairment charge of €287 million against goodwill and a depreciation of equity accounted investment of €40 million recorded as non-operating results, thus the total depreciation amounts to €327 million (€282 million group share) bringing the net book value of BITCO shares down to €24 million (€21 million group share).

BITCO financial data for the six months ended at June 30, 2003 (Unaudited)

As of

(in millions of euros)	June 30, 2003

Balance sheet
—current assets	128
—long-term assets	726
—short-term debt	(129)
—long-term debt	(595)

Net assets	130

Orange’s share in the net assets (49%)(1)	64

Income statement
—Revenues	129
—Operating result	(55)
—Net financial expenses	(18)

Net result	(73)

Orange’s share in the net result (49%)	(36)

(1)	A provision of €40 million was recorded against Bitco financial investment held by Orange (excluding goodwill), bringing its net book value down to €24 million at June 30, 2003 (€21 million group share) (see above).

BlueBirds (See Note 3)

11.2 Changes in the net book value of investments accounted for under the equity method

	Period ended
(in millions of euros)	June 30, 2003	December 31, 2002

Opening balance	2,564	8,912
Investments made in affiliates including share capital increases	87	260
Effect of transfer to investment securities(1)	(34)	(51)
Depreciation of the equity accounting values(2)	(63)	(1,711)
Effect of acquisitions, divestitures and reclassification	(301)	(4,039)
Equity in net income/(loss) of affiliates	(111)	(367)
Amortization of goodwill	(32)	(119)
Exceptional amortization of goodwill(3)	(287)	(131)
Dividends received	(1)	(2)
Translation adjustment(4)	(21)	(188)

Closing balance	1,801	2,564

(1)	In 2003, the TP Group stake in Eutelsat was reclassified in investment securities.
(2)	Of which, mainly for 2003, €(40) million relating to BITCO and TA Orange Company Ltd and €(33) million relating to Wind. For 2002, €(1 695) million relating to Wind and €(15) million relating to Novis.
(3)	In 2003, €(287) million relating to BITCO and in 2002: €(131) million relating to Radianz.
(4)	Of which, for 2002, €(122) million relating to TP SA before it was fully consolidated on April 1, 2002 and €(25) million relating to BITCO and TA Orange Company Ltd.

For the first six months of 2003, additional investments made and capital increases relate mainly to the consolidation of BlueBirds under the equity method from May 1, 2003 for €52 million and an increase in Wind’s capital for €35 million. At December 31, 2002, the investments made and capital increases included (i) the accounting for Tower Participations SAS under the equity method since December 31, 2002 for €100 million following the investment in this company, and the sale to it of 100% of the shares of TDF, (ii) an increase in the capital of BITCO / TA Orange Company Ltd for €69 million.

For the first six months ended June 30, 2003, the effect of acquisition and divestitures relate mainly to the disposal of France Telecom’s investment in Eutelsat for €(339) million. At December 31, 2002, the effect of acquisitions and divestitures concerned mainly (i) the Polish entities TP SA for €(4,404) million and PTK Centertel for €(148) million, accounted for under the equity method until March 31, 2002 and fully consolidated from April 1, 2002, (ii) the initial accounting under the equity method of Eutelsat for €280 million, (iii) the divestiture of TPS for €67 million following its sale (See Note 3).

11.3 Goodwill related to equity accounted investments

The net book value at June 30, 2003 of the principal goodwill is as follows:

	As of

(in millions of euros)	June 30, 2003	December 31, 2002

Wind(1)	798	823
BITCO / TA Orange Company Ltd(2)	—	300

Total	798	1,123

(1)	In 2002 the depreciation resulting from the review of the recoverable value of Wind was allocated to Wind intangible assets.
(2)	In 2003 the goodwill on BITCO /TA Orange was fully amortized.

11.4 Share of result for equity accounted investments

	Period ended

(in millions of euros)	June 30, 2003	December 31, 2002

TP SA(1)	—	6
Eutelsat (2)	24	70
BITCO / TA Orange Company Ltd	(36)	(80)
Wind	(70)	(305)
Other companies	(29)	(58)

Total	(111)	(367)

(1)	For three months in 2002, (fully consolidated from April 1, 2002, See Note 3).
(2)	Eutelsat was sold on April 28, 2003 (See Note 3)

NOTE 12—OTHER INVESTMENT SECURITIES

France Telecom’s main investment securities are as follows:

	As of

		June 30, 2003			December 31, 2002

(in millions of euros)	% Interest	Cost	Provision	Net book value	Net book value

Bull SA shares and convertible bonds	16.9	471	(471)	—	—
Sprint PCS	—	—	—	—	267
MobilCom (1) (3)	28.3	—	—	—	—

Main quoted companies		471	(471)	0	267

FT1CI	36.2	462	—	462	462
Satellite organizations (2)		131	3	128	94
Optimus (3)	20.2	142	(30)	112	112
Connect Austria (3)	17.5	219	(127)	92	90
Noos	27.0	125	—	125	—

Main non quoted companies		1,079	(160)	919	758

Other companies		1,173	(757)	416	393

Total		2,723	(1,388)	1,335	1,418

(1)	Transfer in the second half of 2002 of the nil value under equity accounting of MobilCom shares (See Note 23).

(2)	Immarsat, Intelsat and Eutelsat in 2003, Eutelsat stake held by TP Group.

(3)	This represents the Orange group interest, the Orange group being 86.29% held by France Telecom.

Sprint PCS

On June 20, 2003, France Telecom sold its 5.5% financial investment in the US telecommunications operator Sprint PCS for an amount of US$330 million (€286 million). The pre tax gain, net of translation adjustments, amounted to €19 million.

NTL / Noos

At the beginning of 2002, NTL commenced a process of financial restructuring and set up a business plan based on the entry of a new strategic shareholder. After the 2001 financial statements were issued, the strategic investors with whom NTL was in negotiation withdrew. On May 8, 2002, NTL proposed a financial restructuring plan and filed for bankruptcy protection in a United States bankruptcy court. On September 5, 2002, this plan, previously approved by the bondholders of NTL, and by France Telecom, was approved by the bankruptcy court. It became effective on January 10, 2003.

Under this plan, NTL and its subsidiaries have been reorganized into two separate groups around the former holding companies previously called NTL Communications Corp. (now NTL Incorporated) regrouping the British and Irish operations and NTL Incorporated (now NTL Europe, Inc), regrouping the networks of continental Europe, with the exception of the investment of 27% in Suez Lyonnaise Telecom (Noos).

In accordance with this plan, France Telecom received in exchange for its ordinary and preferred shares from NTL and for payment of US$25 million:

•	6,040,347 NTL Incorporated warrants exercisable until January 10, 2011, and giving the right to 10.68% of the ordinary shares of NTL Incorporated (before dilution) at an exercise price of US$309.88 per share. At June 30, 2003, the market value of these warrants amounted to approximately US$5 million.

•	376,910 ordinary shares in NTL Europe Inc. (representing 1.9% of the ordinary shares of NTL Europe Inc. before dilution), which are not publicly traded.

These shares are presented for €5 million under the heading « other companies » in the above table.

At the beginning of 2003, under this restructuring plan, NTL receivables, amounting to €125 million, received by France Telecom as a result of its sale of Noos shares were cancelled in exchange for the 27% stake NTL held in Noos since the 2001 sale, over which France Telecom benefited from collateral.

FT1CI/STMicroelectronics

At the end of 2001, France Telecom issued notes exchangeable for STM shares for a nominal value of €1.5 billion (See Note 17). These notes are exchangeable from January 2, 2004 into 30 million existing STM shares, subject to subsequent adjustment of the exchange ratio.

On July 29, 2002, France Telecom issued for a value of €442 million, 21,138,723 notes redeemable for STMicroelectronics shares from January 2, 2004 (See Note 17). The number of STMicroelectronics shares which France Telecom will deliver to the holders of the notes will be a maximum of 26.42 million (representing the balance of its indirect holding in STM) and a minimum of 20.13 million, depending on the share price at the maturity date of August 6, 2005. If the price exceeds €21.97 at maturity, France Telecom will have 6.3 million STMicroelectronics NV shares available for divestment on the market.

The STM shares underlying the notes issued have been placed in escrow and will be transferred to France Telecom through the exercise of call options issued by STH II. As part of the agreement with Areva, France Telecom has committed to reduce its share in FT1CI through and in proportion to the number of STM shares which are transferred to holders of the exchangeable notes.

NOTE 13—TRADE ACCOUNTS RECEIVABLE, LESS ALLOWANCES

Programs for the sale of commercial receivables are in place for France Telecom SA and for the Orange group.

These programs cover existing receivables at the date the securitization transaction was entered into and those receivables arising as services are rendered during the planned duration of the programs. The sellers ensure the servicing of such receivables for the purchasers.

The purchasers, with a legal form under the law applicable in each country, obtain financing from third parties via securitization conduits with deferred price mechanisms or subordinated units subscribed by the sellers.

The deferred prices and the subordinated units represent residual interests retained in the receivables by the sellers. These are destined to cover the risk of non-recovery of the sold receivables removed from the balance sheet. These residual interests are recorded under “Other long-term assets”. The accounting treatment for sales of receivables is presented in Note 2.

Sale of commercial receivables by FT SA

France Telecom SA has made sales of commercial receivables without recourse for fixed line telephony contracts with business customers and consumers in mainland France, with Fonds Commun de Créances (“FCC”). These receivables sale programs have a duration planned until December 2003 (renewable).

Sale of commercial receivables within the Orange group

Orange entered into programs for the sale of receivables in December 2002, whereby the receivables of the mobile activities of Orange France and Orange PCS in the United Kingdom have respectively been transferred without recourse to an FCC under French law and a trust established in Jersey under United Kingdom law.

These programs have a planned duration of 5 years, which can be reduced if the funding is stopped in advance.

The impact of these securitization programs is as follows;

	Period ended
(in millions of euros)	June 30, 2003	December 31, 2002

Net receivables sold	2,749	3,078
FT SA consumers	1,397	1,541
FT SA business customers	749	823
Orange	603	714

Net residual interests	1,131	1,367
Interests in FCC and deferred price	1,398	1,679
Depreciation	(267)	(312)

Translation adjustment	26	—

Impact on cash flow for the period (excluding costs of sale and excluding bad debt)
For the period	(67)	797
Cumulated	1,644	1,711

NOTE 14—PREPAID EXPENSES AND OTHER CURRENT ASSETS

This heading notably includes :

•	at June 30, 2003, VAT deductible (€1.1 billion), borrowing issuance costs to be amortized and bond reimbursement premiums (€0.4 billion), prepaid expenses relating to operating activities for €0.6 billion and relating to financial elements for €0.2 billion. NTL receivables received by France Telecom formerly included under this heading at December 31, 2002 were cancelled off as a result of the exchange of the 27% stake in Noos owned by NTL since the 2001 sale (See Note 12).

•	At December 31, 2002, VAT deductible (€1.4 billion), income tax advances (€0.3 billion), borrowing issuance costs to be amortized (€0.3 billion), prepaid expenses relating to operating results for €0.5 billion and relating to financial elements for €0.2 billion. It included as well, following payment received from Morgan Stanley Dean Witter Private Equity, €125 million corresponding to NTL receivables, net of related provisions.

NOTE 15—DEFERRED INCOME

Deferred income notably includes:

•	At June 30, 2003, amounts billed in advance of products and services generating sales, such as telephone subscriptions, line rental and telephone packages (€1.4 billion), advertising revenue from telephone directories (€ 0.4 billion), as well as invoicing of civil works within the context of the contribution of cable networks (€ 0.6 billion).

•	At December 31, 2002, amounts billed in advance of products and services generating sales, such as telephone subscriptions, line rental and telephone packages (€1.3 billion), advertising revenue from telephone directories (€ 0.3 billion), as well as invoicing of civil works within the context of the contribution of cable networks (€ 0.6 billion).

NOTE 16—GROSS BORROWINGS, CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

		As of
(in millions of euros)	Note	June 30, 2003	December 31, 2002

Notes convertible, exchangeable or redeemable in shares	17
— Portion due after one year		5,457	8,110
— Portion due within one year		2,653	3,082

— Total		8,110	11,192
Other long term financial borrowings	18
— Portion due after one year		38,266	38,788
— Portion due within one year		9,860	10,413

— Total		48,126	49,201
Other short term debt	19
Draw downs on syndicated lines of credit by FT SA
— €15 billion (1)		—	6,250
— US$1.4 billion (2)		1,223	1,408
Bank overdrafts and other short-term borrowings		1,438	2,832

Total		2,661	10,490

Total Gross borrowings		58,897	70,883

Cash and cash equivalents	20	6,760	2,819
Marketable securities	20	2,808	45

Total cash and cash equivalents and marketable securities		9,568	2,864

(1)	Short-term (less than one year) draw downs by France Telecom SA on long-term multicurrency syndicated lines of credit have been accounted for as short-term borrowings in 2002. The first tranche A of €5 billion, maturity in 2003, was replaced by a new 3-year credit of the same amount on February 6, 2003. The tranche B of €10 billion is a 2005 maturity note (See Note 19).

(2)	Short-term (less than one year) draw downs by France Telecom SA on long-term multicurrency syndicated lines of credit have been accounted for as short-term borrowings with a maturity of 2004 (See Note 19).

The weighted average interest rate of France Telecom’s gross borrowings, net of cash and cash equivalents and marketable securities, at the end of June 2003 was 7.00% compared to 5.90% for the year ended December 31, 2002. Moreover, the weighted average spot rate of long-term borrowings including bank loans and notes exchangeable or convertible amounts at the end of June 2003 to 6.09% compared to 6.07% for the year ended December 31, 2002.

The covenants on France Telecom borrowings and letters of credit are presented in Note 21.2.

Moreover, France Telecom negotiated cash collateral agreements that generate monthly payment to various banks. These payments represent the mark to market impact of all the off-balance sheet operations with the banks. In 2001, France Telecom notably issued borrowings denominated in foreign currencies (USD, CHF, JPY, GBP) which were immediately swapped in euro. The rise of euro against foreign currencies resulted in a large decrease in the market value of off-balance sheet hedges and consequently resulted in an increase in amounts paid for cash collateral : €1,096 million at June 30, 2003 compared to €359 million at December 31, 2002, presented under the heading “Other long-term assets” in the consolidated balance sheet of France Telecom.

NOTE 17—NOTES CONVERTIBLE, EXCHANGEABLE OR REDEEMABLE IN SHARES

The table below gives details of outstanding notes convertible, exchangeable or redeemable in shares, excluding interests accrued, at June 30, 2003. All of these notes were issued by France Telecom SA.

					As of
					(in millions of euros)
Currency	Amount issued (1)	Maturity	Interest rate %		June 30, 2003	December 31, 2002

EUR	3,082	2003	2.500		—	3,082	(2)
FRF	13,322	2004	2.000	(3)	2,030	2,030
EUR	623	2004	4.125	(4)	623	623
EUR	1,523	2004	1.000	(5)	1,523	1,523
EUR	3,492	2005	4.000	(6)	3,492	3,492
EUR	442	2005	6.750	(7)	442	442

Total notes convertible, exchangeable or redeemable in shares					8,110	11,192

(1)	In millions of currency.

(2)	Convertible note reimbursed in cash in February 2003.

(3)	Bond of nominal value of €800 convertible into France Telecom shares between December 7, 1999 and January 1, 2004 at a ratio of 12.17 France Telecom share for one bond, i.e. a conversion price of €65.735 per share. This ratio could be subject to certain adjustments.

(4)	Bond of nominal value of €1,000 convertible into Panafon shares between January 8, 2000 and November 29, 2004 at a ratio of 69.9574 shares for one bond, i.e. a conversion price of €14.29 per share. This ratio could be subject to adjustment. On July 22, 2003, France Telecom proceeded with an early repayment of its bonds. Repayment was realized at par.

(5)	Bond of nominal value of €1,000 convertible into STMicroelectronics shares at a ratio of 19.6986 shares for one bond, i.e. a conversion price of €50.765 per share. This ratio could be subject to certain adjustments (See Note 12).

(6)	Bond of nominal value of €1,000 convertible into France Telecom shares at a ratio of 17.08 FT share for one bond, i.e. a conversion price of €58.548 per share. This ratio could be subject to certain adjustments.

(7)	Bond of nominal value of €20.92 redeemable in STMicroelectronics shares between January 2, 2004 and July 27, 2005.

NOTE 18—OTHER LONG-TERM BORROWINGS

The table below presents an analysis of France Telecom’s other long-term borrowings by type, excluding accrued interests, after the effects of currency swaps:

	As of
(in millions of euros)	June 30, 2003	December 31, 2002

Notes (1)	42,832	42,094
Capital leases	406	420
Bank loans	4,836	6,369
Other non bank loans (2)	52	318

Total other long-term borrowings, including current portion	48,126	49,201

(1)	Excluding notes convertible, exchangeable or redeemable in shares (See Note 17).

(2)	Includes primarily the long-term portion of current accounts with minority associates in subsidiaries.

The table below presents the annual maturities of total long-term borrowings at June 30, 2003, after effect of currency swaps:

	As of
(in millions of euros)	June 30, 2003	December 31, 2002

One year	9,860	10,413
Two years	5,127	6,101
Three years	5,415	6,038
Four years	2,605	4,869
Five years	5,803	1,942
Six years and above	19,316	19,838

Total other long-term financial borrowings	48,126	49,201

The table below sets out notes by issuer (excluding notes convertible, exchangeable or redeemable in shares):

	As of
(in millions of euros)	June 30, 2003	December 31, 2002

France Telecom SA	39,403	38,551
Orange group	1,057	1,140
TP Group (2)	2,329	2,559
Other issuers	43	44

Total bonds (1)	42,832	42,094

(1)	Excluding notes convertible, exchangeable or redeemable in shares.
(2)	Fully consolidated since April 1, 2002 (See Note 3).

The table below gives details of other outstanding notes at June 30, 2003 issued by France Telecom SA, before consideration of the impact of interest or currency swap agreements:

Original currency	Amount issued (1)	Maturity	Interest rate		June 30, 2003	December 31, 2002

					(in millions of euros)

JPY	275,000	2003	JP Libor 3 month + 0.550	(4)	1,709	1,886
EUR	1,400	2003	Euribor 3 month + 0.375		1,400	1,400
FRF (5)	1,500	2004	5.750		229	229
EUR	3,500	2004	5.750	(4)	3,450	3,450
JPY	50,000	2004	1.000	(4)	364	402
EUR	1,000	2005	6.125		990	1,000
EUR	2,750	2005	5.000	(4)	2,561	2,750
GBP	500	2005	7.000		563	769
FRF (5)	2,000	2005	4.800		305	305
FRF (5)	1,000	2005	1.000	(2)	152	152
CHF	1,000	2006	4.500	(4)	455	689
USD	2,000	2006	7.200	(4)	1,750	1,907
FRF	4,500	2006	6.250		686	686
FRF	300	2006	3.030 until 7/08/01 then index-linked on TEC10	(3)	46	46
FRF (5)	6,000	2007	5.750		915	915
EUR	1,000	2007	6.000		1,000
EUR (6)	3,650	2008	6.750	(4)	3,330	3,650
FRF (5)	3,000	2008	5.400		457	457
FRF	900	2008	4.600 until 13/03/02 then TEC10 less 0.675	(3) %	128	137
USD	500	2008	6.000		438	477
FRF (5)	1,500	2009	TEC 10	(3)	229	229
EUR	2,500	2009	7.000		2,500	2,500
FRF (5)	3,000	2010	5.700		457	457
EUR	1,400	2010	6.625		1,400	1,400
USD	3,500	2011	7.750	(4)	3,040	3,337
GBP	600	2011	7.500	(4)	844	922
EUR	3,500	2013	7.250		3,500
GBP	500	2017	8.000		721	384
GBP	450	2020	7.250		649	692
USD	2,500	2031	8.500	(4)	2,186	2,382
EUR	1,500	2033	8.125		1,500
Loans maturing at June 30, 2003					—	3,753

Currency swap					1,449	988
Total other notes issued by France Telecom SA					39,403	38,351

(1)	In millions of currency.

(2)	With a redemption premium indexed on the value of France Telecom’s shares, capped at 100% of the share value at issue, and covered by a swap of the same amount, which indexes this debt on PIBOR.

(3)	TEC10: variable rate with constant 10-year maturity, determined by the Comité de Normalisation Obligataire.

(4)	Notes with coupons subject to revision in case of changes in credit rating.

(5)	These loans, initially denominated in French francs, have been converted into euros.

(6)	Of which €150 million issued in 2002

Amongst notes detailed above issued by France Telecom SA, the following notes were issued during the first half of the year 2003:

Original currency	Amount issued	Maturity	Interest rate (%)	Amount issued
	(in millions of currency)			(in millions of euros)

EUR	1,000	2007	6.000	1,000
EUR	3,500	2013	7.250	3,500
GBP	250	2017	8.000	379
EUR	1,500	2033	8.125	1,500

Total				6,379

France Telecom notes at June 30, 2003 are repayable at due date, and no specific guarantees have been given in relation to their issue. Moreover, the outstanding long-term notes of France Telecom at June 30, 2003 have not been guaranteed. Certain notes may be repayable in advance, at the request of the issuer.

The table below gives details of other outstanding notes at June 30, 2003 issued by the Orange group, before consideration of the impact of interest or currency swaps:

				As of
				(in millions of euros)
Original currency	Amount issued	Maturity	Interest rate	June 30, 2003		December 31, 2002
USD	197	2006	8.750	173	(2)	188
EGP	340	2007	12.250	35		51
GBP	197	2008	8.625	285	(1)	303
USD	18	2008	8.000	16	(1)	18
EUR	94	2008	7.625	94	(1)	94
GBP	150	2009	8.875	216		231
USD	263	2009	9.000	230		251

Currency swaps				8		4

Total notes issued by the Orange Group				1,057		1,140

(1)	On June 30, 2003 Orange Plc exercised its option to redeem in advance its bond loans with a maturity date in August 2008. The reimbursement occurred on August 1, 2003 and was done in accordance with the contractual price, i.e. £205.9 million, €97.6 million and US$ 19.2 million respectively for each related tranche (see Note 30).

(2)	On July 18, 2003 Orange plc launched a tender offer to purchase for cash its senior notes due in 2006. This offer was completed on August 26, 2003. Orange received tenders from holders of approximately US$157 million in aggregate principal amount of the notes, which were accepted by Orange. The aggregate cost of US$ 184 million to purchase these notes (including accrued interest for US$ 3 million) was paid by Orange on August 27, 2003.

The notes of Orange are repayable at maturity and no specific guarantees have been given related to these issues. Moreover, certain notes may be repayable in advance, at the initiative of Orange.

Investments and other assets held by Orange group have been pledged or given in guarantee to lending financial institutes to cover bank loans and credit lines (See Note 28).

The table below gives detail of other outstanding notes issued by TP Group at June 30, 2003, before consideration of the impact of interest or currency swap agreements:

				Period ended
				(in millions of euros)
Original currency	Amount issued	Maturity	Interest rate	June 30, 2003	December 31, 2002

PLN	50	2003	5.480	11	—
PLN	50	2003	(1)	11	—
PLN	200	2003	—	—	50
USD	200	2003	7.125	175	191
EUR	500	2004	6.125	500	500
PLN	300	2005	7.250	67	75
EUR	400	2006	6.625	400	400
EUR	100	2006	6.688	100	100
EUR	475	2007	(2)	475	475
USD	800	2008	(3)	700	763

Currency swaps				(110)	5

Total other notes issued by the TP Group				2,329	2,559

(1)	Of which, PLN 30 million at 5.550% and PLN 20 million at 5.580%.

(2)	Of which, €300 million at 6.500% and €175 million at 6.563%.

(3)	Of which, € 350 million at 7.750% and €450 million at 7.864%.

Assets held by TP group have been pledged to financial institutions to cover loans for € 187 million (See Note 28).

NOTE 19—OTHER SHORT-TERM BORROWINGS

The table below presents , excluding accrued interests, an analysis of France Telecom’s other short-term borrowings by type, after the effects of currency swaps:

	As of
(in millions of euros)	June 30, 2003	December 31, 2002

Bank loans (1)	1,352	8,024
Short-term notes and commercial paper	7	1,058
Overdrafts	1,005	1,273
Other loans	297	135

Total	2,661	10,490

(1)	Of which, at June 30, 2003, €1,223 million draw down on the US$1.4 billion credit line and at December 31, 2002, €7,658 million of short-term draw downs on the long-term multi-currency syndicated credit line of France Telecom SA detailed below.

Interest rates on France Telecom’s short-term borrowings are generally based on French and foreign (essentially U.S.) money market rates.

The weighted average interest rate on negotiable bills and bank loans (after taking into account the effect of interest rate hedging instruments) amounts to 3.24% at June 30, 2003 compared to 4.25% at December 31, 2002.

At June 30, 2003, France Telecom had the following bilateral and syndicated credit lines:

	As of June 30, 2003
	Currency		Amounts in currency	Amounts in euros		Amount used
			(in millions)	(in millions)		(in millions of euros)

FT SA Bilateral credit lines
Long-term	EUR		450	450		—
Bank overdrafts	EUR		150	150		—

Orange Bilateral credit lines
Short-term	EUR		123	123		—
Short-term	EGP		661	96		96
Long-term	USD		308	270		264
Long-term	XAF		46,275	71		68
Other Orange	—		—	74		40

TP Group Bilateral credit lines
Long-term (4)	EUR		400	400		200
Long-term and short-term	PLN		773	173	(5)	—

FT SA Syndicated credit lines
Long-term	MD	(1)	15,000	15,000		—
Short-term	MD	(2)	1,400	1,225		1,330

Orange Syndicated credit lines
Long-term and short term	GBP	(3)	1,042	1,504		927	(6)
Long-term (4)	EUR		279	279		238

TP Group syndicated credit line
Long-term	EUR		400	400		—

(1)	Multi-currency facilities, denominated in euro equivalents, maturing in 2005 for €10 billion and maturity 2006 for €5 billion.

(2)	Multi-currency, denominated in US$ equivalents, maturing in 2004

(3)	Amortizable facility with a maturity at 2005.

(4)	At June 30, 2003, used amounts on credit lines are classified in long-term borrowings

(5)	Of which PLN 100 million in short-term debt.

(6)	Of which £147 million representing short-term portion of long-term debts

(7)	Amounts used before taking into account currency swap effects

The tranche A of €5 billion of this multi-currency credit line of €15 billion matured on February 14, 2003. A new credit line of €5 billion with a 2006 maturity was put in place.

NOTE 20—CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

France Telecom’s cash and cash equivalents and marketable securities are as follows:

	As of
(in millions of euros)	June 30, 2003	December 31, 2002

Loans within three months	1,553	392
Deposit certificates	2,309	306
Euro Commercial Paper	150	—
Treasury bills	250	—
Other	436	300

Short-term investments originally within three months	4,698	998

Banks	2,062	1,821

Cash and cash equivalents	6,760	2,819

Investments (SICAV de trésorerie)	2,750	6
Other	58	39

Total marketable securities	2,808	45

Total cash and cash equivalents and marketable securities	9,568	2,864

The contributions, after elimination of intercompany current accounts, to the “Cash and cash equivalent and marketable securities” balance of France Telecom SA, Orange, TP Group and Equant are respectively, at June 30, 2003, of €7,605 million, €630 million, €228 million and €195 million.

NOTE 21—EXPOSURE TO MARKET RISKS

21.1 Market risk management

In connection with its industrial and commercial activities, France Telecom is exposed to various types of market risks related to the management of the cost of its debt and the value of certain foreign currency denominated assets (foreign investment securities). Based on an analysis of its overall risk exposure, primarily due to changes in interest rates and exchange rates, France Telecom uses a variety of derivative financial instruments within limits set by management as to their potential impact on the income statement, with the objective being to optimize the cost of financing.

France Telecom distinguishes between three different types of use of derivative financial instruments:

•	Long-term debt rate risk management

France Telecom aims to balance its long-term debt portfolio between fixed and variable rate instruments in euros so as to minimize the cost of financing, and uses firm and optional interest rate instruments (swaps, future, caps and floors) within limits established by management. The following table analyzes long-term debt by interest rate, including all exchangeable and convertible notes and other long-term borrowings, with the short-term portion, taking into account the effect of interest rate and currency rate swap agreements:

	As of
(in millions of euros)	June 30, 2003	December 31, 2002

Notes and bank loans(1)
Less than 5%	8,444	11,958
Between 5 and 7%	16,023	18,250
Between 7 and 9%	15,442	11,024
Greater than 9%	4,972	5,717

Total fixed rate	44,881	46,949
Weighted average spot rate: 6.48% at June 30, 2003 and 6.18% at December 31, 2002
Total variable rate	10,949	13,024
Weighted average spot rate: 4.49% at June 30, 2003 and 5.68% at December 31, 2002

Total bank loans and notes	55,830	59,973
Weighted average spot rate: 6.09% at June 30, 2003(2) and 6.07% at December 31, 2002
Capital leases	406	420

Total long-term borrowings	56,236	60,393

(1)	Long-term debt including notes convertible, exchangeable and redeemable in shares.
(2)	6.19% after taking into account swaps qualifying as trading.

The interest rate swaps at June 30, 2003 included in the table above are as follows:

	Less than one year	One to five years	More than five years	Nominal
Swap to hedge long-term debt				(In millions of euros)

Swaps paying fixed rate and receiving variable rate	1,845	2,848	30	4,723
Swaps paying variable rate and receiving fixed rate	970	1,338	76	2,384
Swaps paying variable rate and receiving variable rate	61	50	229	340
Swaps of structured issues against variable rate	—	387	—	387

At June 30, 2003, France Telecom has a notional amount of €3,796 million of swaps, to hedge long-term debt, respecting France Telecom’s hedging policy, but not qualifying as hedges for accounting purposes.

Moreover, at the end of June 2003, for hedging future issuances, France Telecom entered into €650 million of 3-year caps starting June 2004, qualifying as hedges for accounting purposes.

•	Short-term debt rate risk management

France Telecom manages a treasury position as either lender or borrower depending on cash flows provided by operating activities and maturities of long-term debt. In addition, France Telecom periodically reviews its projected short-term debt position and may use derivative interest rate instruments (future rate agreements, short-term swaps, EURIBOR contracts and interest rate collar agreements) to cover this position against unfavorable changes in interest rates.

At June 30, 2003, France Telecom SA had derivative interest rate instruments covering the short-term debt interest rates as follows:

Nominal amount in millions of euros

Short-term swaps allocated to short-term notes issued	393
3 month EURIBOR contract	8,869
Interest rate collar (purchase of cap / sale of floor)	1,800

At June 30, 2003, France Telecom has a notional amount of €50 million of swaps, €1,800 million of collars and €8,869 million of Euribor contracts, to hedge short-term debt, respecting France Telecom’s hedging policy, but not qualifying as hedges for accounting purposes.

•	Analysis of the sensitivity of the group to a change in rates

At June 30, 2003, with France Telecom’s fixed rate percentage of gross borrowings, net of cash and cash equivalents and marketable securities, being close to 100%, the interest rate risk related to an immediate increase of the short-term interest rates is immaterial.

•	Foreign currency risk management

The following table provides details of the exposure to exchange rate fluctuations of the foreign currency borrowings of the entities bearing the principal exchange rate risks: FT SA, Orange and TP Group

Currency

	USD	PLN	GBP	CHF	DKK	SEK	EUR	Total Converted into euros	M EUR 10% variation in the currency

FT SA	(905)	(790)	(153)	(207)				(1,321)	(112)
TP Group	(39)						(320)	(354)	(36)
Orange	(182)		(2)	14	(95)	(35)	(79)	(249)	(28)
Other	160							140	(17)

Total (currency)	(966)	(790)	(154)	(193)	(95)	(35)	(399)	(1,784)

Total (euros)	(845)	(176)	(223)	(124)	(13)	(4)	(399)	(1,784)	(193)

The above table presents a scenario corresponding to exchange rate fluctuations of 10% maximizing the exchange rate risk of FT SA and TP Group, i.e. a decrease of 10% of the value of the euro against the dollar, sterling and the Swiss franc, as well as an increase in the euro of 10% against the zloty.

For Orange, the selected assumptions are, on one hand, a decrease of 10% in the Slovak crown against the euro, a decrease of 10% in Romanian Lei, the Egyptian pound and the Dominican peso against the dollar, and on the other hand a decrease of 10% of the dollar against the Lebanese pound.

An unfavorable exchange rate movement of 10% would engender an exchange loss of €193 million.

The table below gives details of France Telecom’s gross borrowings by currency, net of cash and cash equivalents and marketable securities, taking into account the effect of currency swap contracts. The activities of France Telecom abroad are carried out by subsidiaries operating essentially in their own countries. Therefore, the exposure of its subsidiaries to foreign currency risk on these commercial transactions is limited. France Telecom usually hedges the risk related to the issuance of foreign currency borrowings.

Analysis of gross borrowings, net of cash and cash equivalents and marketable securities, per currency

(euro equivalent at closing rate)
	FT SA	Orange	TP Group	Other	Total
EUR	41,171	232	320	233	41,956
USD	863	224	39	(384)	742
GBP	263	2,087	—	(30)	2,320
PLN	174	—	2,766	(3)	2,937
Other currency	1,274	87	—	13	1,374

Total	43,745	2,630	3,125	(171)	49,329

The following table gives details, for the off balance sheet exchange rate instruments (currency swaps, foreign exchange forward contracts and currency options) held by the France Telecom group, on the currencies to be delivered and to be received:

	Currency
	1EUR	USD	JPY	GBP	PLN	Other currency
Asset leg of currency swaps	1,614	5,737	301,740	600	—	24
Liability leg of currency swaps	(8,392)	(8)		(361)	(9,562)	—
Currency to be received on forward currency contracts	1,591	3,998		1,232	58	341
Currency to be delivered on forward currency contracts	(5,339)	(406)		(59)	(834)	(1,179)
Currency options	450	—	—	—	(2,015)	—

Total	(10,076)	9,322	301,740	1,411	(12,353)	(814)

Converted into euros(2)	(10,076)	8,157	2,197	2,036	(2,759)	(814)

(1)	Positive values indicate the currencies to be received and negative values indicate the currencies to be delivered.
(2)	In euro equivalent.

21.2 Cash flow management

•	Cash flow risk management

France Telecom announced on December 5, 2002 that the reinforcing of the financial situation of the group and its continuing ability to meet its commitments was based on three distinct plans:

-	A reinforcement of shareholders’ equity: France Telecom met its first commitment with a capital increase of €15 billion on April 14, 2003;

-	A plan for improving operational performance

-	A debt refinancing: in January and February 2003, France Telecom refinanced €6.4 billion in debt with an average maturity of 13.75 years. A new credit line of €5 billion maturing in 3 years was put in place in February 2003 replacing a credit line of the same amount maturing in February 2003 with an option to renew for one year. The capital increase and the net cash flows generated by operating activities, net of the net net cash flows from investing activities, including the divestiture of non-strategic assets, allowed France Telecom to significantly decrease its gross borrowings, net of cash and cash equivalents and marketable securities. Due to the decrease in gross borrowings reduced by cash and cash equivalents and marketable securities, along with the notes issuances in January and February 2003, the average maturity of borrowings increased from 4 years to 6.24 years.

At June 30, 2003, the liquidity position as detailed below approximates €24.2 billion; borrowings due in the second half of 2003 approximate €8.48 billion.

	As of
(in millions of euros)	June 30, 2003	December 31, 2002

Available drawing FT SA €15 billion credit line (see Note 19)	15,000	8,750
Available drawing FT SA bilateral credit lines (see Note 19)	450	450
FT SA overdraft authorized (see Note 19)	150	150
Cash and cash equivalents and marketable securities (see Note 20)	9,568	2,864
Bank credit balance (see Note 19 and 20)	(1,005)	(1,273)

Liquidity position	24,163	10,941

At the date of preparing the financial statements, France Telecom’s rating is as follows:

	Standard & Poor’s	Moody’s	Fitch IBCA

Long-term debt	BBB	Baa3	BBB	-
Outlook	Positive	Stable	Positive
Short-term debt	A2	P3	F2

On May 14, 2003, Standard & Poor’s upgraded France Telecom’s long-term debt rating from BBB- to BBB with positive outlook and France Telecom’s short-term rating from A-3 to A-2. On August 7, Fitch IBCA upgraded the long-term debt rating of France Telecom from BBB- with positive outlook to BBB with positive outlook.

At June 30, 2003, a large portion of the debt (€19.7 billion of the outstanding balance) has step up clauses.

The upgrading of France Telecom’s rating by Standard & Poor’s will result in a decrease in coupons by 25 basis points for the notes with step up, beginning with the next coupon maturities. This difference explains the positive impact of the upgrade in rating by Standard & Poor’s, estimated at €6.5 million in 2003 compared to €27.2 million in 2004.

•	Management of covenants

Most of France Telecom’s financing contracts include customary covenants in case of default or material adverse changes affecting France Telecom SA and certain of its subsidiaries. As a result of these provisions, a significant default in payment or the accelerated maturity of a financial debt may result in a significant part or almost all the financial borrowings of France Telecom coming due and the unavailability of its credit lines.

France Telecom is moreover bound by the following specific commitments with regard to ratios.

When France Telecom SA obtained the €15 billion syndicated credit line of which the tranche A of €5 billion came to maturity, and the new €5 billion credit line, France Telecom committed to respect the following financial ratios (See Note 19):

The ratio of EBITDA1 to net interest costs must be greater than or equal to the following:

June 30, 2003: 3;

December 31, 2003: 3.25;

June 30, 2004: 3.25;

December 31, 2004: 3.25;

June 30, 2005: 3.50;

December 31, 2005: 4.00.

The ratio of net financial debt to EBITDA1 must be less than or equal to the following:

June 30, 2003: 4.75;

December 31, 2003: 4.50;

June 30, 2004: 4.25;

December 31, 2004: 3.75;

June 30, 2005: 3.50;

December 31, 2005: 3.00.

The ratio calculations are to be based on the consolidated financial statements prepared under French GAAP and EBITDA1 is calculated on a rolling 12 months basis, by using data restated for acquisitions and disposals that took place within the 12 preceding months.

For the program of securitization of receivables of France Telecom SA, several amortization scenarios are possible: (i) normal amortization on the contractual maturity date of the programs at December 31, 2003 (renewable), (ii) accelerated amortization, notably in the event of a downgrading of France Telecom’s long-term debt rating to BB– or BB+, depending on the program. In the event of accelerated amortization, the securitization conduits cease participating in the financing of new receivables and cash received on previously divested receivables serves to repay holders of beneficial interests progressively.

Respect of certain financial ratios is also required for Orange’s securitization programs (ratios of indebtedness and coverage of interest charges). The non respect of these ratios brings about an end to the sale of receivables, in order to progressively repay the holders of beneficial interests with cash received.

As part of the sale of future State receivables accounted for as bank loans, France Telecom guarantees to the receiving establishment the existence and the amount of the receivables sold and covenants to a related indemnity.

The financing of the purchase by Kulczyk Holding of its shares in TP SA (See Note 28) is subject to the same financial ratios conditions as in France Telecom SA’s syndicated credit line of €15 billion. The financing may also become due in the event Kulczyk Holding becomes insolvent or defaults on its financial covenants.

TP Group is committed to respect certain ratios and financial targets which have been renegotiated in the course of the first half 2003. The principal ratio requires TP group’s (formerly TP SA) ratio of net financial debt to EBITDA1 to be less than or equal to 3 (formerly 2.5) . The calculation of this ratio is established on the basis of international accounting standards and EBITDA1 is calculated on a rolling 12 months basis.

At June 30, 2003 the ratios calculated met the conditions required.

(1)	EBITDA as defined in agreements with financial institutions

21.3    Credit risk management

Financial instruments that potentially subject France Telecom to concentrations of credit risk consist primarily of cash and cash equivalents, negotiable bills, marketable securities, trade accounts receivable and financial instruments used in hedging activities. The notional amounts, and carrying values, as well as the fair values of these financial instruments are presented in Note 22.

France Telecom considers as extremely limited its exposure to credit risk with respect to trade accounts receivable due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many regions and countries.

France Telecom places its cash and cash equivalents and marketable securities with a number of very highly rated financial institutions and industrial groups.

France Telecom enters into interest rate and foreign exchange instruments with major financial institutions. France Telecom believes that the risk of nonperformance by these counterparties is extremely low, since their credit ratings are continually monitored and financial exposure to any one financial institution is limited. For each financial institution, the maximum loss in the event of nonperformance is determined based on the notional amounts of interest rate and foreign exchange contracts outstanding to which are applied coefficients, which take into account the remaining duration of the operation and the type of transaction.

Individual limits are established based on the counterparty’s credit rating and net assets. In addition, France Telecom has collateralization agreements with a certain number of its counterparties.

NOTE 22—FAIR VALUE OF FINANCIAL INSTRUMENTS

The principal methods and assumptions used to estimate the fair value of each class of financial instruments are described below.

For cash and cash equivalents, trade accounts receivable, bank overdrafts and other short-term borrowings as well as trade accounts payable, France Telecom considers their carrying value to be the most representative estimate of market value, due to the short-term maturity of these instruments.

The market value of non-consolidated investments in quoted companies and marketable securities have been estimated based on quoted market prices at the end of the period. For other investments, France Telecom considers, using available information, that their market value is not less than carrying value.

	As of
(in millions of euros)	June 30, 2003		December 31, 2002
Financial instruments (assets)	Carrying value	Fair value	Carrying value	Fair value

Marketable securities and investment securities	2,808	2,820	45	45
Non consolidated investments and related receivables	1,335	2,075	1,418	2,050

The market value of long-term debt was determined using :

- The present value of future cash flows, discounted using rates available to France Telecom at the end of the period for instruments with similar terms and maturities;

- The quoted market value for convertible, exchangeable and indexed notes.

	As of
	June 30, 2003		December 31, 2002
(in millions of euros) Financial instruments (liabilities)	Carrying value	Fair value	Carrying value	Fair value

Bank overdrafts and other short-term loans(1),(2)	2,661	2,661	10,490	10,490
Long-term loans(1),(2)	56,236	61,584	60,393	62,090

(1)	After taking into account the effect of currency swap contracts.
(2)	The accounting and market values presented exclude accrued interest.

The fair values of currency exchange and interest rate swap contracts were estimated by discounting the expected future cash flows using market exchange rates and related interest rates at the end of the period over the remaining terms of the contracts.

The fair value of over-the-counter options was estimated using option-pricing tools recognized by the market.

	As of
	June 30, 2003			December 31, 2002
(in millions of euros) Off balance sheet financial instruments (1)	Notional amount	Carrying value	Fair value	Notional amount	Carrying value	Fair value

Interest rate caps	1,159	6	1	1,258	1	(3)
Interest rate collars (caps and floors)	1,800	(40)	(40)	2,950	—	(27)
Interest rate swaps(2)	12,072	(275)	(193)	16,778	(467)	(351)
Currency swaps	11,057	(1,294)	(889)	12,569	(1,054)	(690)
Forward currency contracts	7,008	108	108	6,675	(224)	(217)
Currency options	451	6	5	262	(8)	(1)
Options on futures	—	—	—	—	—	—
Futures	8,869	(28)	(28)	22,514	(58)	(58)
Options on shares	—	2	2	623	—	2

Total	42,416	(1,516)	(1,035)	63,629	(1,810)	(1,345)

(1)	Market value of swaps includes accrued interest.
(2)	The carrying value of off balance sheet derivative instruments includes accrued interest, discounts and premiums paid for or received, as well as exchange differences already accounted for in France Telecom’s books. The difference between accounting and market values represents the unrealized gain or loss on off balance sheet derivative instruments.

NOTE 23—PROVISIONS AND OTHER LIABILITIES

Provisions for risks and charges and other long-term liabilities are as follows:

	As of
(in millions of euros)	June 30, 2003	December 31, 2002

Retirement indemnities and related amounts	3,373	3,569
CVR Equant	2,077	2,077
MobilCom	0	6,715
Off balance sheet commitment Kulczyk / TPSA	827	571
Provision for Orange restructuring	96	122
Other long-term provisions	963	784

Sub total long-term provisions	7,336	13,838
Long-term deferred tax	236	312
Other long-term debts	489	828

Total	8,061	14,978

Provisions for risks and charges and other short-term liabilities are as follows:

	As of
(in millions of euros)	June 30, 2003	December 31, 2002

Retirement indemnities and related amounts	802	747
MobilCom	201	0
Restructuring provisions:
— Provision for Orange Sweden withdrawal	65	72
— Other Orange	99	74
— Other companies	126	207
Other short-term provisions	1,033	1,158

Sub total short-term provisions	2,326	2,258
Payable charges	4,550	5,137

Sub total short-term provisions and payable charges	6,876	7,395

Other short-term debts	1,408	1,712

Total	8,284	9,107

Movements in long and short-term provisions for risks and charges are as follows:

(in millions of euros)	January 1, 2003	Increase of the period	Reversal of the period (used provision)	Reversal of the period (non used provision)	Change in scope, reclassification and other	June 30, 2003

Retirement indemnities and related amounts	4,316	225	(362)	(2)	(2)	4,175
CVR Equant	2,077					2,077
MobilCom	6,715		(6,246)		(268)	201
Off balance sheet commitments Kulczyk/ TPSA	571	256				827
Restructuring provisions:
— Provision for Orange Sweden withdrawal	72	—	(24)	—	17	65
— Other Orange	196	70	(64)	(7)		195
— Other companies	207	64	(129)		(16)	126
Other provision for risks and charges	1,942	353	(309)	(107)	117	1,996

Total provisions for risks and charges	16,096	968	(7,134)	(116)	(152)	9,662
— Of which long-term	13,838	573	(6,107)	(59)	(909)	7,336
— Of which short-term	2,258	395	(1,027)	(57)	757	2,326

Net increases and reversals of provisions can be analyzed as follows:

	Period ended June 30, 2003
(in millions of euros)	Increase of the period	Reversal (not used)	Other	Total

Operating income	250	(58)	—	192
Non operating and financial items	718	(58)	—	660

Total impact on the statement of income	968	(116)	—	852

23.1 Pension plans and related amounts

	As of
(in millions of euros)	June 30, 2003	December 31, 2002

Early retirement plan	3,749	3,910
Post retirement benefits other than pensions	162	158
Retirement indemnities and other plans	264	248

Total retirement commitments and related	4,175	4,316
— Long-term	3,373	3,569
— Short-term	802	747

Early retirement plan for French civil servants

The actuarial cost of the early retirement plan described in Note 2, and the sensitivity of this cost to the success rate of the plan are as follows :

	Period ended
(in millions of euros)	June 30, 2003	December 31, 2002

Plan data (in millions of euros)
Actuarial value of the plan at the beginning of the year	4,317	4,611
Actuarial adjustments over the period(1)	0	91
Discounting effect	100	216
Payments made	(350)	(601)

Actuarial value of the plan at the end the period	4,067	4,317
Actuarial adjustment not yet amortized	(318)	(407)

Accrued early retirement liability	3,749	3,910

Assumptions
Success rate	95%	95%
Discount rate	5%	5%

Analysis of the charge for period
Discount charge	100	216
Amortization of actuarial adjustment	89	199

Charge for the period	189	415

(1)	Actuarial assumptions are reviewed on an annual basis. There is no change between assumptions taken into account at June 30, 2003 and at December 31, 2002.

The impact of the revision of actuarial assumptions is accounted for as described in “Early Retirement Plan for French civil servants”, in Note 2.

Early retirement payments made under the plan since its initiation on September 1, 1996 amount to €2,694 million of which €350 million were recorded in the first six months of 2003.

The August 21, 2003 law relating to pension plans includes some specific clauses applicable to France Telecom civil servants employees. It is stated that civil servants will benefit from pension plans conditions from the date they joined the early retirement plan. Thus, for civil servants who joined the early retirement plan before January 1, 2004 and who will retire effectively between that date and December 31, 2008, the pension will be calculated on conditions in force before January 1, 2004. For civil servants joining early retirement plan between January 1, 2004 and December 31, 2006 and who will retire effectively between 2004 and 2006, the pension will be calculated in accordance with regulations in force at the date of their entry in the retirement plan. Based on the first estimates, this law should not have an impact greater than 5% of the remaining commitment.

Post-retirement benefits other than pensions

The discounted liability for post-retirement benefits of €162 million at June 30, 2003 (€158 million at December 31, 2002) has been determined using a discount rate of 5%.

23.2 Equant CVR provision

On July 2, 2001, France Telecom issued to all Equant shareholders other than the SITA Foundation and to certain owners of share options and restricted share awards granted by Equant before November 19, 2000, 138,446,013 contingent value rights (“CVR”). Each CVR gives the holder the right to receive a cash payment, on the third anniversary of the completion of the Equant transaction (June 2004), representing the difference (if negative) between the average Equant share price for a defined period and €60, limited to a maximum of €15 per CVR. Movement in market price in 2001 and in the beginning of 2002 has resulted in a CVR market value since issue corresponding to a payment of the CVR at maturity. As a result of this, France Telecom recorded at December 31, 2001 a provision for the maximum risk, amounting to €2,077 million.

23.3 MobilCom

MobilCom has been accounted for using the equity method as from November 1, 2000, following France Telecom’s acquisition of 28.5% of its share capital.

At December 31, 2001, a reexamination of the outlook for the mobile telephony market in Germany led France Telecom to depreciate through exceptional amortization the entire goodwill on the MobilCom shares, amounting to €2,509 million, to depreciate the value under equity accounting amounting to €839 million (see Note 12) and to depreciate as a matter of prudence certain assets for €544 million (including notably the current account of France Telecom with MobilCom).

At June 30, 2002, France Telecom recorded a €7 billion provision for risk, intended to cover the risks related to the financial commitment linked to the development of MobilCom’s UMTS activities, and to depreciate in full the €290 million in loans granted during the first half of 2002.

After the announcement of France Telecom’s withdrawal, MobilCom received support from the Federal Government of Germany who guaranteed a credit facility of €50 million from the Kreditanstalt für Wiederaufbau to MobilCom to enable it to continue operations.

The Federal Government of Germany also appointed a mediator in charge of establishing, together with the included parties, a plan for saving MobilCom. Given the support of the Federal Government of Germany and the maintaining by France Telecom of its offer to purchase their loans, the members of the banking syndicate rescheduled the maturity of the Senior Interim Facility first to October 14, then October 30 then finally to November 30, 2002, thus preventing the immediate bankruptcy of MobilCom.

As part of the support plan for MobilCom organized at the initiative and under the control of the Federal Government of Germany, France Telecom began discussions with MobilCom and the mediator. These discussions led to the signature of the MC Settlement Agreement on November 20, 2002, which stipulates the freeze of UMTS activities of MobilCom. In addition the plan includes a plan for saving the historic activities of MobilCom, financed by an aggregate bank loan of €162 million guaranteed by the German Federal Government and the Land of Schleswig-Holstein.

Pursuant to the MC Settlement Agreement and the agreements signed on November 30, 2002 between France Telecom and the members of a syndicate of MobilCom creditor banks, on one hand, and France Telecom and Ericsson Credit AB and France Telecom and Nokia OYJ, on the other:

•	France Telecom repurchased the loans granted by the members of the banking syndicate and the equipment suppliers (approximately €6 billion), and waived these loans as well as the shareholder loans granted to MobilCom in the previous two years (approximately €1 billion), i.e. a total of approximately €7 billion,

•	The general shareholders meeting of MobilCom held on January 27, 2003 approved the plan to save the historic activities of MobilCom, the freeze of UMTS activities as well as the waiver by MobilCom of all claims against the France Telecom group, with the MobilCom shares held by Mr Gerhard Schmid and Millenium to be placed in a trust with a commitment that the plan to save MobilCom would be approved at a general shareholders meeting,

•	The general shareholders meeting of France Telecom on February 25, 2003 authorized the issuance of perpetual bonds redeemable into shares of France Telecom (the “TDIRA”) reserved for the members of the banking syndicate and the equipment suppliers. Following this authorization, France Telecom proceeded with the issuance of TDIRA on March 3, 2003 in an amount of €6,072,940,500, of which €4,820,931,000 to the banking syndicate and €1,252,009,500 to Nokia and Ericsson (see Note 24),

•	Mr. Gerhard Schmid waived any claims against the France Telecom group (including Orange) and vice versa,

•	MobilCom waived any claims against the France Telecom group (including Orange) and vice versa,

•	France Telecom committed to contributing to the costs of freezing the UMTS activities of MobilCom:

(i)	By granting MobilCom a credit facility for a maximum amount of €248 million (such amount was set at €370 million before June 26, 2003, as described below), valid until December 31, 2003, and

(ii)	By granting an indemnity to E-Plus for the termination of the National Roaming Contract between E-Plus and MobilCom, for a total amount of €210 million (payments are spread out until January 31, 2006).

•	France Telecom benefits from a clause of return to better fortune on the UMTS assets of MobilCom (including the license), allowing France Telecom to recover 90% of the proceeds from an eventual sale of any UMTS asset by MobilCom.

In February 2003, Gerhard Schmid filed for personal bankruptcy and the Flensburg tribunal appointed a legal administrator. This procedure could lead to the contesting of the transfer of the MobilCom shares of Gerhard Schmid to the trust and of his waiver of any claims against the group France Telecom, including Orange. Between March 15 and June 30, 2002, Gerhard Schmid sought five times to exercise his option to sell to France Telecom 21.6 million shares in MobilCom which he held pursuant to agreements with France Telecom at prices to be determined by experts, which could be in excess of current market prices for those shares. If Gerhard Schmid’s waivers were invalidated, he could make a claim for the price of the shares based on his put option or he could allege damages and interest against France Telecom for lost share value arising from an alleged wrongful termination by France Telecom of the Cooperation Framework Agreement containing the original agreements between France Telecom, M.Gerhard Schmid and MobilCom. France Telecom believes that Gerhard Schmid’s waiver is valid and that any claims he or the legal administrator may make are unfounded.

Shareholder suits have also been filed in Germany in February 2003 by MobilCom shareholders contesting the resolutions adopted by the MobilCom shareholders’ meeting on January 27, 2003 relating to the approval of the MC Settlement Agreement and the election of certain Supervisory Board members. France Telecom believes that the outcome of the litigation will not affect the validity of the MC Settlement Agreement.

Agreement.

On May 12, 2003, MobilCom Multimedia GmbH signed an agreement (the “Sale and Purchase Agreement on UMTS Network Assets”) with E-Plus, which became effective on June 26, 2003, providing for the sale of UMTS assets (other than the license). Following this divestiture, the credit facility limit granted to MobilCom was reduced from €370 million to €248 million. In the context of this sale, France Telecom granted E-Plus a guarantee (for a maximum amount of €50 million) related to the potential financial obligations of MobilCom Multimedia GmbH toward E-Plus for vendor guarantees granted under the Sale and Purchase Agreement on UMTS Network Assets.

The provision of €6,715 million of which €6,246 was utilized on the course of the first half of 2003, was at December 31, 2002 the best estimate on the basis of the agreements with MobilCom, the Senior Interim Facility banks and the equipment suppliers, of the MobilCom risk for France Telecom, given the assessment of its legal position with respect to the different claims which could be made against it:

•	€6,073 million related to the waiver granted to MobilCom of the loans previously held by the banking syndicate and the equipment suppliers

•	€173 million for the facility granted to MobilCom.

€268 million has been reclassified on the course of the first half of 2003 as other debt, corresponding to:

•	€210 million for the indemnity granted to E-Plus for the termination of the National Roaming Contract between E-Plus and MobilCom, of which €80 million is outstanding, as of June 30, 2003, and

•	€58 million related to the facility granted to MobilCom in relation with the closing of UMTS activities.

23.4 Kulczyk Holding

As part of the acquisition of TP SA by France Telecom and Kulczyk Holding, France Telecom and Kulczyk Holding and the banks financing Kulczyk Holding are bound by different commitments (See Note 28).

Kulczyk Holding holds a put option to sell to France Telecom its 13.57 % stake between October 2003 and January 2007 at a price equal to its purchase cost of €1.6 billion plus accrued interest less dividends paid. The amount of this commitment represents approximately €2.1 billion at June 30, 2003.

In 2002, France Telecom recorded a provision for the difference between the commitment and the value in use of the TP SA shares to be received, i.e. a provision of €571 million. At June 30, 2003, the provision was increased to €827 million of which €256 million were recorded as a loss in the first six months of 2003, mainly due to the depreciation of the zloty against the euro.

23.5 Restructuring provision

At June 30, 2003 reorganization provisions amount to €386 million and mainly include:

(i)	For Orange :

•	Restructuring costs relating to operating performance improvement plan up to €195 million. These €195 million mainly include €20 million of personnel costs, €81 million of indemnities for advertising contract termination and €72 million for closing down sites (exit costs and penalties for canceling tenancy agreements).

•	Costs relating to the withdrawal from Sweden for €65 million mainly to cover legal commitments.

(ii)	For Equant, €79 million mainly to cover :

•	Personnel costs for €13 million,

•	Costs to close down sites (exit costs and penalties for canceling tenancy agreements) for €41 million.

The increase in provision of €134 million recorded in the first six months of 2003 mainly relates to an additional provision to cover reorganization costs in the context of the operational performance improvement plan of €70 million for Orange and €52 million for Equant.

The amount of provision reversed and used (€217 million) in the first six months of 2003 mainly relates to:

•	Orange group for €88 million

•	TP for €53 million

•	Equant for €71 million.

23.6 Other long-term liabilities

At June 30, 2003 this heading notably includes:

•	Fixed assets supplier payables for €304 million (€325 million at December 31,2002).

•	Deferred income for a total amount of €126 million (€142 million at December 31,2002) relating to Orange plc. This deferred income relates to the net credits arising from in-substance early extinguishment (“In substance defeasance”) of draw-downs under finance leases (See Note 28). This is amortized to the statement of income over the lease term on a straight line basis.

Moreover, vendor financing amounting to €287 million at December 31, 2002 was reclassified as a short-term liabilities due to its maturity date.

NOTE 24—NON REFUNDABLE FUNDS AND EQUIVALENTS

Shareholders gave authorization during the February 25, 2003 general and special shareholders’ meeting of France Telecom to the Board of Directors to issue perpetual bonds redeemable into France Telecom shares (TDIRA), with preferred subscription rights of existing shareholders waived, to be subscribed by the banking syndicate and MobilCom’s equipment suppliers (See Note 23.3):

•	For a maximum nominal amount of €4,844,837,080 for the issuance reserved to the members of the banking syndicate,

•	For a maximum nominal amount of €1,255,505,360 for the issuance reserved to the two equipment suppliers.

On March 3, 2003, France Telecom issued perpetual bonds redeemable into shares of France Telecom (TDIRA) for €6,072,940,500 of which €4,820,931,000 is reserved for the banking syndicate and €1,252,009,500 for Nokia and Ericsson, in accordance with the MC settlement agreement (See Note 23.3).

In this context, the TDIRA bore a 7% initial interest rate from their issuance date until December 31, 2009 inclusive and is indexed on Euribor +3% thereafter. These rates could be revised to 6.5% and Euribor 3 months + 2.5% if, among various conditions, France Telecom rating reaches Baa1 and BBB+ according to respectively Moody’s and Standard & Poor’s ratings. As long as no dividend distribution is voted in the general shareholders’ meeting or no advance on dividends are distributed by the Board of Directors during the 12 months preceding the coupon payment, France Telecom can delay this coupon payment. Such deferred interest payments will also accrue interest based on the Euribor 12-months as long as they are not paid off. These deferred interest payments must be completely paid, including the related accrued interest, at the date of payment of the coupon following any dividend distribution decision, any advance on dividend payments and before TDIRA reimbursement. Such interest costs will be expensed on an annual basis in the income statement. Identified interests and/or capitalized interests when their payment is delayed will be included in liabilities but not in the “non-refundable funds and equivalents” line.

The general shareholders’ meeting of France Telecom on May 27, 2003, decided not to distribute dividends for the 2002 year-end.

The TDIRA are reimbursable in new France Telecom ordinary shares (at any time subject to holders’ request or France Telecom initiative from March 3, 2010 provided that the average stock closing price during a period of 20 consecutive trading days, chosen among 40 trading days during which the stock is listed, is higher than 125% of the reimbursement price), using the following conversion ratio : 351.672 shares for one TDIRA of €14,100 nominal value (the initial ratio of 300 shares per TDIRA was adjusted in April 2003 to take into account the capital increase which occurred in the same month). This rate will be adjusted to protect the rights of the holders according to the Law. In addition, during the first seven years, the TDIRA reimbursement rate allocated to the banking syndicate will be adjusted to compensate for any dividend distribution, if these distributions have not been already taken into account through another adjustment.

The TDIRA were listed on the Premier Marché (international issuances) of Paris Euronext and a note with the visa with a warning of the Commission des Opérations de Bourse was issued on February 24, 2003 under n°03-092. The initial subscribers are committed not to sell their securities during the six months following a potential capital increase of France Telecom through a public offer, and at the latest by June 30, 2004.

On August 25, 2003 France Telecom and TDIRA holders agreed to change the conditions for remunerating TDIRA in order to get closer to market conditions following interest rate spread decreases awarded to France Telecom since its share capital increase. Following this amendment, TDIRA bear interest at 5.75% from their issuance date until December 31, 2009 inclusive (instead of 7% as initially agreed) and at Euribor +3% thereafter (unchanged compared to initial conditions of remuneration). These two rates could be revised to 5.25% (instead of 6.5% as per initial conditions of remuneration) and Euribor 3 months + 2.5% thereafter (unchanged compared to initial conditions of remuneration detailed above) if, amongst various conditions, France Telecom ratings reach Baal and BBB+ under the respective rankings of Moody’s and Standard & Poor’s. France Telecom can continue to delay the coupon payment in accordance with initial conditions (see Note 30 ).

In addition to the change in the remuneration of the TDIRA, the term of the commitment by initial subscribers not to sell these securities on the market was extended from October 15, 2003 ( the term resulting from the initial commitment) to June 30, 2004.

This set of amendments will lead France Telecom to pay an additional amount of €438 million to TDIRA holders. As the negotiation took place after June 30, 2003, this additional payment will be recorded as non operating result in the second half of 2003.

NOTE 25—MINORITY INTERESTS

Changes in minority interests are as follows:

	Period ended
(in millions of euros)	June 30, 2003	December 31, 2002

Opening balance	9,780	8,101
Result for the year	532	(170)
Issuance of share capital to minority interests	—	23
Effect of acquisitions and divestitures	1	2,747
Appropriation of net result	(52)	(77)
Translation adjustment	(636)	(799)
Other	5	(45)

Closing balance	9,630	9,780

At June 30, 2003, minority interests relate mainly to Orange SA and its subsidiaries for an amount of €3,784 million, TP Group for an amount of €2,579 million, Wanadoo for €1,509 million and Equant for €1,109 million. The change in translation adjustment is mainly due to the exchange rate variations of Polish Zloty and Sterling pounds.

At December 31, 2002, minority interests related mainly to Orange SA and its subsidiaries for an amount of €3,463 million, TP Group for an amount of €2,836 million, Wanadoo for €1,654 million and Equant for €1,182 million.

In 2002, the effect of acquisitions and divestitures relate mainly to the change in the method of consolidation of TP Group (see Note 3) for €3,011 million and to the purchase of approximately 2% of minority interests in Orange SA following the exercise of a put option by E.On amounting to €(539) million (See Note 3) and to the dilution of France Telecom in Wanadoo following the acquisition of eresMas for €220 million (see Note 3).

NOTE 26—SHAREHOLDERS’ EQUITY

At June 30, 2003, the share capital of France Telecom amounts to €8,897,457,796, and comprises 2,224,364,449 ordinary shares of par value €4. For the six months ended June 30, 2003, the weighted average number of ordinary shares in circulation amounted to 1,669,070,913 shares and the weighted average number of ordinary and dilutive shares amounted to 1,848,384,444 shares. The “FT law” provides notably that the French State remains directly or indirectly the majority shareholder. The French State owns directly or through ERAP 58.89 % of France Telecom’s share capital at June 30, 2003. On July 31, 2003, the French Government approved a project of a law relating to public services obligations in telecommunications, provided for by the July 2, 1990 law, which notably waives the obligation for the French State to be the direct or indirect majority shareholder of France Telecom.

Changes in share capital

Through the powers vested in it by the special and general shareholders’ meeting of February 25, 2003, the Board of Directors has the authority for a period of 26 months to proceed with the issuance of ordinary shares, with or without preferred subscription rate of existing shareholders waived, or instruments giving access to France Telecom share capital, with a maximum nominal capital increase of €30 billion.

During the first half of year 2003, in addition to the TDIRA issuance (see Note 24) the authorization has been used as follows:

•	France Telecom increased its share capital through the issuance of 1,037,205,725 new shares with par value of €4. Following this issuance, the number of shares issued reached 2,224,364,449 representing €8,897,457,796 of share capital. This capital increase was realized through free grants of stock purchase warrants (“bons de souscription d’actions” or “BSA”) with a parity of one BSA per France Telecom share held and holding of 20 BSA granted the right to subscribe to 19 shares at a price of €14.50 per share. France Telecom, having announced that the BSA granted to its 95,363,219 own shares would not be exercised nor resold, 1,091,795,500 BSA were exercised (5 BSA have not been exercised due to the parity retained). France Telecom entered into a collateral contract with a bank syndicate which commits the bank syndicate to acquire and subscribe all BSA not subscribed. At the end of the subscription period, the shares issued were placed on the market in the course of a placement with bookbuilding and the difference between the placement price and the subscription price, i.e. €4.275 per BSA, was paid to the BSA holders selling their BSA. The gross amount of the capital increase totaled €15,039,483,012. Taking into account the issuance costs and bank fees, the net proceeds from the capital increase amounted to €14,852,009,252.

•	During the six months ended June 30, 2003, due to “FT law” which includes a commitment to maintain the French State investment at a level above 50% of France Telecom SA’s capital calculated on a totally diluted basis, the February 25, 2003 Board of Directors decided to cancel 3 million of its own shares prior to the TDIRA issuance authorized by the special and general shareholders’ meeting of February 25, 2003.

During the year ended December 31, 2002, France Telecom :

•	increased its share capital through the issuance of 33,687,956 new shares with par value of €4 representing €134.8 million, in order to partially distribute the 2001 dividend in the form of shares including 98,677 new shares representing the payment made by the shareholders. The premium attached to each share issued amounted to €15.7, and totaled €527.6 million.

•	made a share capital increase reserved to employees for 2,298,125 shares at a price of €22,85 to which is added the 2,381,416 shares granted free to subscribers, i.e. a total of 4,679,541 new shares of €4 nominal for an amount of €18.7 million. The issuance premium amounted to €33.8 million after employer contribution and discount linked to shares issued free to subscribers.

•	as part of the same operation, repurchased 2,160,593 shares from the Fonds Commun de Placement d’Entreprise for a price equal to the subscription price of the new shares fixed at €22.85, and then cancelled 2,040,716 shares. The corresponding reduction in share capital and issuance premium amounted to €8.1 million and €38.5 million respectively.

In 2001, there were no transactions on share capital.

Dilutive instruments

	Period ended
	June 30, 2003	December 31, 2002	December 31, 2002

		Comparable	Published

Weighted average shares outstanding—basis	1,669,070,913	1,235,733,199	1,085,071,591
Convertible notes (See Note 17)	83,664,982	73,869,829	73,869,829
« TDIRA » (See Note 24)	95,648,549	—	—

Weighted average shares outstanding—diluted	1,848,384,444	1,309,603,028	1,158,941,420

Potential dilutive ordinary shares include notes convertible into France Telecom shares issued in 1998 and 2001 (see Note 17) and perpetual bonds redeemable into France Telecom shares (TDIRA) issued in March 2003 (see Note 24). The weighted average numbers of outstanding shares for the six months ended June 30, 2003 and for the year ended December 31, 2002 have been adjusted to take into account the capital increase made during the course of the first six months of 2003 at a price lower than the market price in order to assure comparability of earnings per share information disclosed in the financial statements.

Own shares

At the general shareholders’ meeting held on May 28, 2002, the company’s shareholders authorized the Board of Directors from this date to purchase France Telecom shares representing up to 10% of the capital. This authorization was renewed for 18 months at the general shareholders meeting held on May 27, 2003.

At June 30, 2003, France Telecom held 95,363,219 million of its own shares, for a gross amount of €9,665 million, representing  4.3% of the share capital. (At December 31, 2002, France Telecom held 98.4 million of its own shares, for a gross amount of €9,977 million, representing 8.26% of the share capital).

During the year ended December 31, 2002:

•	Acquisitions of own shares amount to 51.9 million shares for an average price of €96.79. They result from the purchase on March 25, 2002 relating to 49.74 million of shares representing the remaining shares held by Vodafone for an amount of €4,973 billion and the repurchase on July 31, 2002 as part of the share capital increase reserved to employees (see above) of 2.16 million of shares from Company mutual funds (“Fonds Commun de Placement d’Enterprise”) for €49.4 million.

•	Subsequently to the capital increase reserved to France Telecom employees and to the repurchase of 2.16 million of its own shares (see above), the Board of Directors at September 12, 2002 decided to cancel 2,040,716 shares.

•	No own shares have been divested

•	Put and call options exchanged between France Telecom and Deutsche Telekom, relating to 20.5 million France Telecom shares, were cancelled in June 2002 at the request of Deutsche Telekom, the shares having been sold directly on the market.

•	After these transactions, France Telecom has no off balance sheet commitment related to own shares.

Dividends

No dividend has been distributed for the 2002 year. The total dividend distributed for 2001 amounts to €1,056 million of which €660 million was distributed in the form of shares (see above). The cash payment for the 2001 dividend was made on July 8, 2002.

Other movements in shareholders’ equity

No significant other movements in shareholder’s equity occurred throughout the first six months of the 2003 year.

At December 31, 2002, the other movements in shareholders’ equity amounting to €(780) million relate mainly to:

•	€(320) million depreciation of the revaluation of Wind Infostrada formerly recorded through shareholders’ equity (See Note 11)

•	€(243) million of share in revaluation of the assets and liabilities of TP to fair value at April 1, 2002, on the first block of TP shares (See Note 3);

•	€(198) million corresponding to tax related to dividends distributed (See Note 7).

Foreign currency translation adjustment

The exchange rate movement of €(2,764) million relates to the exchange rate movement on contribution of the subsidiaries with non euro functional currency to the group equity including €(1,713) million relating to goodwill.

Shareholders’ equity in the single company accounts of France Telecom SA

At June 30, 2003, the shareholders’ equity in the single company accounts of France Telecom SA amount to €21.9 billion after the loss at June 30, 2003 of €(1.3) billion.

Moreover, at May 27, 2003 shareholders’ general meeting it was decided to allocate to additional paid-in capital €(22,776) million corresponding to the 2002 statutory net result.

NOTE 27—SHARE SUBSCRIPTION AND PURCHASE PLANS

At June 30, 2003, France Telecom SA has not set up any share subscription or purchase plans.

Orange SA, Equant NV and Wanadoo SA have granted to management and employees share options under share subscription or share purchase plans.

Outstanding options represent respectively 2.65%, 3.05% and 1.86% of the share capital of these companies.

Details of these plans are given hereafter.

27.1 Orange share option plans

The share option subscription and purchase plans described hereafter have been approved by the Board of Directors of the company and have applied during the first six months of 2003 and in years ended December 31, 2001 and 2002:

•	Share Option Plan (France)

The Orange Share Option Plan is designed for employees and executive directors of subsidiaries of Orange who are French residents or otherwise eligible. Under this plan, options to subscribe for new shares or acquire existing shares of the company are granted to eligible persons.

•	International Sharesave Plan

The Orange International Sharesave Plan is designed for employees and executive directors of subsidiaries of Orange. Under this plan, options to subscribe for new shares or acquire existing shares of the company are granted to eligible persons. The options can be exercised after an eligible employee has agreed to save a fixed monthly amount for three or five years, the maximum monthly saving being £250. The exercise price cannot be less than 80% of the market value at the date of the grant.

•	International Share Option Plan

The International Share Option Plan is designed for employees and executive directors of subsidiaries of Orange who are not residents of France, principally in the United Kingdom. Six tranches exist, depending on the employees, each having different vesting periods.

•	US Share Option Plan

The Orange US Share Option Plan is designed for employees and executive directors of subsidiaries of Orange in the United States. Two tranches exist, each having different vesting periods.

Information relating to Orange SA’s employee share option plans is as follows:

	Number of options	Weighted average exercise price

Options outstanding at the beginning of the period	111,403,926	€8.84

Granted	20,722,609	€7.42
Share option plans (France)	8,113,320	€7.43
« Sharesave Plan » (International—3 years UK)	300,459	£4.53
« Sharesave Plan » (International—3 years Netherlands)	—	—
« Sharesave Plan » (International—5 years UK)	—	—
Share option plans (International)	12,243,230	€7.43
Share option plans (United States)	65,600	€7.43

Exercised	(311,923)	€6.37
Share option plans (France)	—	—
« Sharesave Plan » (International—3 years UK)	(18,017)	£4.56
« Sharesave Plan » (International—3 years Netherlands)	—	—
« Sharesave Plan » (International—5 years UK)	(23,755)	£4.43
Share option plans (International)	(203,876)	€6.35
Share option plans (United States)	(66,275)	€6.35

Cancelled / Returned / Lapsed	(3,998,307)	€7,86
Share option plans (France)	(783,314)	€9.02
« Sharesave Plan » (International—3 years UK)	(396,855)	£4.38
« Sharesave Plan » (International—3 years Netherlands)	(55,536)	€6.14
« Sharesave Plan » (International—5 years UK)	(282,214)	£4.43
Share option plans (International)	(2,046,254)	€7.99
Share option plans (United States)	(434,134)	€7.76

Options outstanding at the end of the period	127,816,305	€8.62

Details of outstanding options at June 30, 2003 are as follows:

	Number of options	Weighted average duration until beginning of exercise period (in months)	Weighted average exercise price	Number of options exercisable at June 30, 2003

Share option plans (France)	42,914,618	17	€8.66	289,577
« Sharesave Plan » (International—3 years UK)	3,913,949	24	£4.15	233,362
« Sharesave Plan » (International—3 years Netherlands)	176,650	31	€6.14	—
« Sharesave Plan » (International—5 years UK)	1,886,956	36	£4.43	137,646
Share option plans (International)	76,376,012	11	€8.77	29,255,632
Share option plans (United-States)	2,548,120	2	€9.29	1,987,475

Total	127,816,305	14	€8.62	31,903,692

The options outstanding at June 30, 2003 represent 2.65% of the shares issued by Orange SA.

27.2 Equant share option plans

The share option plans approved by the Board of Directors of Equant are described below:

Equant adopted a Share Option Plan (the ‘Option Plan’) in June 1998. The Option Plan provided that Equant may grant options and restricted share awards covering up to 5 per cent of its shares outstanding after the IPO.

The first of these grants was made effective July 21, 1998 to all eligible employees at an exercise price of US$27.00 (the IPO price). Since then, Equant has granted further options to its employees, including its managing directors and other executive officers, and its supervising directors. Under the terms of the Option Plan, the exercise price of options can be no less than the average price of Equant’s shares on the New York Stock Exchange on the date of grant. However, with respect to newly hired employees, including employees of LNO groups that SITA transfers to Equant or of any business Equant acquires, the exercise price for options granted is generally set during a specific period. In certain circumstances the exercise price may be specified within the terms of the hiring agreement for a newly hired employee.

In some countries, Equant has adopted a phantom plan rather than an actual share option plan. The phantom plan is designed to approximate for certain Equant employees the incentives of owning share options without involving the actual transfer of options or shares.

On May 25, 2001, Equant offered to purchase outstanding options (‘Option Buyback’) that were granted under the ‘Option Plan’ on or before November 19, 2000 with an exercise price greater than or equal to US$88.00 per share in exchange for a cash payment of US$2.00 per option. This was subject to the completion of the France Telecom transaction, which occurred on June 29, 2001. As a result of the ‘Option Buyback’ Equant paid US$1.9 million to employees in respect of 947,153 options and 10,731 phantom options .

On June 29, 2001 all options and restricted shares that were granted under the ‘Option Plan’ on or before November 19, 2000 were subject to accelerated vesting as a result of the completion of the France Telecom transaction. This resulted in a payment of US$0.5 million of social charges by Equant during the year ended December 31, 2001.

On March 27, 2002, Equant awarded 25,000 restricted shares to a member of the management team. These awards are included in the total granted options and awards as described below.

At December 31, 2002, Equant has granted options and awards under the Option Plan covering 11,651,268 shares at exercise prices ranging from US$0.00 to US$117.81 and vesting periods from July 21, 2000 to October 23, 2006.

Over the first six months of 2003, Equant has granted 275,974 options at a weighted average exercise price of US$6.52. These options correspond to restricted shares and not to options.

The different share options under subscription plans including restricted shares granted by Equant to its employees are summarized below:

	Number of options	Weighted average exercise price

Options outstanding at the beginning of the period	8,655,642	€20.45
Granted	275,974	€5.70
Share option plans	275,974	$6.52

Exercised	—	—
Share option plans	—	—

Cancelled / Returned / Lapsed	—	—
Share option plans	—	—

Options outstanding at the end of the period	8,931,616	€18.38

Details of outstanding options at June 30, 2003 are as follows:

	Number of options	Weighted average duration until beginning of exercise period (in months)	Weighted average exercise price	Number of options exercisable at June 30, 2003

Share option plans	8,931,616	25	€18.38	3,753,662
Total	8,931,616	25	€18.38	3,753,662

The number of options outstanding at June 30, 2003, represents 3.05 % of shares issued by Equant NV at that date.

27.3 Wanadoo share option plans

The different subscription plans of 2000, 2001, 2002 and as at June 30, 2003 approved by the Board of Directors of Wanadoo are summarized hereafter:

•	2000 share option plan

This plan is designed for employees and executive directors of Wanadoo and its subsidiaries excluding Freeserve. It includes two tranches, one with and one without performance conditions. The exercise of the options of the second tranche is subject to the following performance conditions:

•	if growth in Wanadoo’s shares over a period of 5 years is less than 80% of growth in the Eurostoxx Telecommunications index over the same period, then only 50% of the shares can be exercised,
•	if this growth is between 80% and 100%, then 66.66% of the options can be exercised,
•	if this growth is between 100% and 120%, then 83.3% of the options can be exercised,
•	if this growth is over 120%, then 100% of the options can be exercised,

the other options for subscription of shares can be exercised in the three years from their granting but can only be sold within the four years after their grant date.

•	Share option plans of April and November 2001

These plans are designed for employees and executive directors of Wanadoo and its subsidiaries excluding Freeserve. The options for subscription of shares can be exercised in the three years from their granting but can only be sold within 4 years after their grant date. The exercise of options granted to the members of the Management Committee of Wanadoo group is subject to the following performance conditions:

•	15% of the options will be available if the performance of the Wanadoo share price exceeds that of Eurostoxx Telecommunications,

•	15% of the options will be available if the performance of the Wanadoo share price equals or exceeds that of five companies in the same business as Wanadoo (T-Online, Lycos Europe, Tiscali, Seat, Eniro),

•	50% of the options will be available if the proforma operating income before amortization and depreciation of Wanadoo under constant consolidation scope is positive in the fourth quarter of 2002,

•	20% of the options will be available without conditions.

•	Share option plans of June and November 2002

These plans are designed for employees and executive directors of Wanadoo and its subsidiaries excluding Freeserve. All options for subscription of shares can be exercised in the three years from their granting but can only be sold within 4 years after their grant date.

•	Freeserve share option plans of march 2001

This plan concerns exclusively subscription options attributed to Freeserve employees. It sets out exercise of the options as follows:

-	10% after 6 months following the date of grant
-	10% after 12 months following the date of grant
-	40% after 24 months following the date of grant
-	40% after 36 months following the date of grant

•	Freeserve share option plan of November 2001

This plan concerns exclusively subscription options attributed to Freeserve employees. It breaks down into two different plans.

The first plan concerns 583,182 exercisable options:

50% after 22 months following the date of grant

50% after 34 months following the date of grant

The second plan concerns 156,706 exercisable options:

50% after 19 months following the date of grant

50% after 31 months following the date of grant.

•	Freeserve share option plans of June and November 2002

These plans concern exclusively subscription options attributed to Freeserve employees. It sets out exercise of the options as follows:

50% after 24 months following the date of grant

50% after 36 months following the date of grant

The different subscription plans granted to employees are summarized hereafter:

	Number of options	Average level headed exercise price

Options outstanding at the beginning of the period	30,412,012	€7.43

Granted	—	—

Exercised	—	—

Cancelled / Returned / Lapsed	(2,665,329)	€6.01
2000 share option plans	(19,000)	€19.00
Freeserve share option plans March 2001	(1,605,329)	€6.12
2001 Share option plans	(184,000)	€6.00
Freeserve share – options plans November 2001	(190,838)	€6.00
2002 share option plans	(165,000)	€5.40
2002 Freeserve share option plans	(501,162)	€5.40

Options outstanding at the end of the period	27,746,683	€7.57

Details of outstanding options at June 30, 2003 are as follows:

	Number of options	Weighted average duration until beginning of exercise period (in months)	Weighted average exercise price	Number of options exercisable at June 30, 2003

2000 share option plans	3,790,000	13	€19.00	—
Freeserve share option plans March 2001	2,260,474	4	€6.12	1,356,284
2001 Share option plans	10,883,000	22	€6.00	—
Freeserve share option plans November 2001	739,888	8	€6.00	78,353
2002 share option plans	8,717,000	36	€5.40	—
2002 Freeserve share option plans	1,356,321	19	€5.40	—

Total	27,746,683	23	€7.57	1,434,637

The number of options outstanding at June 30, 2003 represents 1.86% of issued shares by Wanadoo SA at that date.

NOTE 28—CONTRACTUAL OBLIGATIONS AND OFF BALANCE SHEET COMMITMENTS

28.1 Contractual obligations reflected in the balance sheet

		Payments due per period at June 30, 2003
(in millions of euros)	Note	Total		Before end of June 2004	Between July 2004 and June 2006	Between July 2006 and June 2008	From July 2008

Short-term borrowings	19	2,661		2,661	—	—	—
— FT SA used credit lines	19	1,223		1,223[1]	—	—	—
Long-term borrowings	18	56,236		12,300	16,212	8,408	19,316
— TP SA used credit lines	18	177	(2)	—	—	—	177
— Orange used credit lines	18	1,633	(3)	1,025	443	107	58
— Convertible bonds, exchangeable bonds and redeemable bonds(4)	17	8,110		2,653	5,457	—	—
— Capital leases	See below	406		74	57	82	193

CVR Equant(5)	23	2,077		2,077	—	—	—
Early retirement plan	23	4,727		750	1,679	1,394	904
UMTS vendor financing	23	540		540	—	—	—

Total		66,241		18,328	17,891	9,802	20,220

(1)	Amount before swap: €1,330 million maturing in June 2004.
(2)	Amount before swap: €200 million.
(3)	Amount before swap: €1,633 million.
(4)	Maximum amounts without conversion or exchange.
(5)	As part of the Equant acquisition, France Telecom issued CVRs to certain beneficiaries. This commitment was, at December 2001, provisioned for maximum risk (See Note 23).

28.2 Off balance sheet contractual obligations

		Payments due per period at June 30, 2003
(in millions of euros)	Note	Total	Before end of June 2004	Between July 2004 and June 2006	Between July 2006 and June 2008	From July 2008

Operating leases	See below	6,798	1,000	1,733	1,555	2,510

Purchase commitments(1)
— Investments re the Polish Treasury (TP Group)	See below	3,297	952	1,681	664	—
— Fixed assets	See below	1,170	865	166	59	80
— Other goods and services	See below	3,850	1,846	827	432	745

Total		15,115	4,663	4,407	2,710	3,335

(1)	Off balance sheet commitments relating to financial investments detailed below, are not included in this chart.

Commitments related to leases

France Telecom leases land, buildings, equipment, vehicles and other items under lease agreements expiring at various dates during the next 12 years.

Moreover, as part of the divestment of part of its buildings (See Note 10), France Telecom is committed to re-lease these buildings except for certain assets to be vacated in the short-term. Management expects that leases that expire may or may not be renewed or replaced by other leases in the normal course of business.

Rental expense under operating leases posted to the income statement in the first half of 2003 amounts to €616 million (€539 million at June 30, 2002 and €831 million at December 31, 2002). This rental expense includes €122 million relating to the buildings divested as part of the real estate divestment program in 2001 and 2002 and €19 million relating to the buildings divested as part of the real estate divestment program in 2003.

The table below shows future minimum lease payments due under non-cancelable capital and operating leases at June 30, 2003:

	At June 30, 2003
(in millions of euros)	Capital lease(1)	Operating lease(2)

07/2003 to 06/2004	87	1,000
07/2004 to 06/2005	45	888
07/2005 to 06/2006	34	845
07/2006 to 06/2007	32	810
07/2007 to 06/2008	67	745
07/2008 and after	238	2,510

Total of minimum future lease payments	503	6,798
Less interest payments	(97)	—

Present value of minimum commitments	406	6,798

(1)	Included in the borrowings set out in note 18.
(2)	Including those contracted in relation to the sale of part of the real estate.

Orange in substance defeasance

As part of the lease agreements concluded in 1995 and 1997, Orange in the United Kingdom has deposited amounts equal to the present value of its rental obligations with UK financial institutions to secure letters of credit issued by these institutions to the lessors in connection with Orange’s rental obligations. These funds, which totaled €1,082 million at June 30, 2003 (€1,157 million at December 31, 2002), together with the interest earned thereon, will be used to settle Orange’s rental obligations under the leases.

These in substance early extinguishments of lease commitments result in the offset of the deposit amount and the capital lease obligation. Accordingly the related capital lease obligations are not shown in the above table. The operations result in a net credit which has been reflected in the consolidated balance sheet as deferred income that will be amortized to the statement of income over the lease term on a straight-line basis. This includes a provision, based on management assessment of likely outcomes, for possible future costs arising from variation in interest rates or tax rates.

Orange plc has received guarantees from its former shareholders, Hutchison Whampoa and British Aerospace, as well as third party insurance, to cover the payments under the 1995 finance leases, should the deposit banks become insolvent. In respect of the 1997 finance leases, the lessors bear the risk in the event of insolvency.

Commitments to purchase long-term assets and other goods and services

•	Commitments relating to purchases of network equipment, terminals and telecommunications connections:

In the ordinary course of its activities, France Telecom enters into purchase contracts with network equipment manufacturers and into supply contracts with suppliers of terminals and other equipment, as well as various contracts with operators of telecommunications connections. The amounts of these purchases, part of multi-annual contracts, may fluctuate based on actual traffic. The most significant commitments are the following:

- France Telecom is committed through a series of contracts to rent some of the satellites transmission capacities for a global amount of €1,085 million at June 30, 2003; these commitments are spread out through 2015 in accordance with each contract.

- In the ordinary course of its activities, Equant enters into multi-annual circuit lease contracts with third parties. At June 30, 2003, such commitments amount to €562 million. The financial risks related to these leases are partially offset by the income generated with customers.

- Orange is committed to acquire equipment related to the development of UMTS networks in France and in the United Kingdom for an amount of €526 million. Orange is also committed to purchase mobile telephony equipment (handsets) for an amount of €292 million.

- Freeserve is committed to Energis and British Telecom for purchases of network capacities in ports volume for an estimated amount of €80 million.

These commitments reflect the anticipated requirements of France Telecom, therefore France Telecom management considers that they do not involve significant risk.

•	Commitments related to the production of directories

In the course of its activities, Pages Jaunes is committed with paper suppliers, printers and distributors through contracts covering periods of two or three years, for the production of the Pages Jaunes and l’Annuaire directories. These commitments are evaluated at €119 million at June 30, 2003.

•	Commitments related to network construction and operation

In connection with the awarding of licenses, concession contracts or acquisition of businesses, France Telecom can be subject to certain obligations, not included in the table above, imposed by administrative or regulatory authorities relating to network coverage, number of subscribers, quality of service and tariffs. As a result, France Telecom will undertake significant investments in future years as part of the network development plans in the countries where a license was granted to the Group. Non-compliance with these obligations can result in fines and other sanctions up to the withdrawal of licenses awarded. Management believes that France Telecom has the ability to meet these obligations to administrative or regulatory authorities.

Moreover, in certain exceptional cases, France Telecom is committed to perform or to vote in favor of evaluated investment programs. In particular:

- As part of the acquisition of TP Group by the France Telecom / Kulczyk Holding consortium (See Note 3), France Telecom is committed to the Polish Treasury to vote in favor of a multi-annual investment program between January 1, 2001 and December 31, 2007. At June 30, 2003, the amount remaining to invest by TP Group under this program amounts to €3,297 million (€4,066 million at December 31, 2002).

- France Telecom (through its subsidiary FCR Vietnam) committed in July 1997 to VNPT, the Vietnamese fixed line telephony operator to ensure the service and installation of new telephone lines to Ho-Chi-Minh City. At June 30, 2003, approximately 330,000 lines have been installed. The construction period which started in July 1998 is expected to continue over a maximum duration of 7 years. The residual amount of the contribution initially planned amounts to US$370 million. However, given the contractual adjustments relating to a garanteed minimum return rate and to the equipment usage rate, the total number of lines installed should be limited to 450,000 and the amount remaining to invest at June 30, 2003 should approximate US$90 million.

- On 15 July 2003, Orange France S.A. and the two other mobile operators in France signed a Convention Nationale by which they jointly committed themselves to cover approximately 3,100 localities, representing deployment on approximately 2,250 sites, in connection with the French government’s expectations of coverage of certain low population zones, as identified by the Comité Interministériel d’Aménagement du Territoire (CIADT). The Convention Nationale provides for a first phase of deployment of approximately 1,250 sites to be completed by the end of 2004, in line with the prior commitment of the three French mobile operators dated 24 September 2002. The French State will assume part of the total cost of the deployment. Consequently, the amount of capital expenditure, which is expected to be incurred by each of the three French mobile operators, is currently estimated to be in a range of €40 million to €50 million, each operator being committed to deploy the same number of sites. The Convention Nationale also provides for a second phase of deployment on approximately 1,000 additional sites over the 2005 to 2006 period. The economic terms and conditions of this second phase of deployment will be agreed during the second half of 2003, which will result in an amendment of the initial Convention Nationale signed on 15 July 2003. The Management of France Telecom considers, to the best of its current knowledge, that this second phase of deployment is unlikely to have any material impact on its results of operations or financial position.

Commitments related to investment securities

•	Commitments to acquire or sell securities

(a) As part of the agreements between certain companies of the group and their partners within other subsidiaries or consortia, clauses relating to put or call options exist over shares held by partners as well as clauses relating to the transfer of such shares of which the most significant are :

-	TP SA

Following the sale by the Polish government in 2000 and 2001 of shares in the Polish operator TP SA, the consortium created by France Telecom and Kulczyk Holding held 47.5% of TP SA at October 31, 2001.The consortium also holds a call option enabling it to acquire a further 10% of the capital of TP SA in the event that the Polish State were to offer TP SA shares, an option exercisable at the same price as that proposed to institutional investors within this offer (See Note 30). In addition the shareholder agreement between France Telecom and Kulczyk Holding includes the following clauses relating to the transfer of TP SA shares: (i) France Telecom has a preemption right over any transfer of TP SA shares by Kulczyk Holding: (ii) France Telecom has a call option enabling it to purchase from Kulczyk Holding its original investment of 10% in TP SA (held through Tele-Invest) and its investment of 3.57% (held through Tele-Invest II) after July 2006 or earlier in the event of change of control or of violation of Kulczyk Holding’s obligations, at a price equal to the higher of the acquisition cost plus accrued interest and market value of the shares; (iii) Kulczyk Holding holds a put option enabling it to sell to France Telecom its original investment of 10% in TP SA and its further investment of 3.57% between October 2003 and January 2007, at a price equal to its acquisition cost plus accrued interest less dividends paid; the banks who financed the purchase by Tele-Invest and Tele-Invest II, 100% subsidiaries of Kulczyk Holding, of TP SA shares can also demand, under certain conditions (notably the insolvency of Kulczyk Holding or default on certain of its financial commitments, non respect by France Telecom of certain financial ratios – See Note 21) that France Telecom takes possession of all the shares which the banks may hold as security (or their rights on these shares) at a price equal to the residual credit plus interest. The amount of this commitment amounts to approximately €2.1 billion at June 30, 2003, the commitment at term amounting to €2.5 billion.

France Telecom recorded a provision for the difference between the commitment and the value in use of the TP SA shares to be received, i.e. a provision of €571 million in 2002 increased to €827 million at June 30, 2003 (See Notes 6 and 23).

If the Kulczyk Holding put option had been exercised at June 30, 2003, France Telecom’s interest in TP SA would have increased from 33.93% to 47.50%. There would have mainly resulted in an increase in borrowings of €2.1 billion, an increase in goodwill of €1.6 billion, and a decrease in minority interest of €0.5 billion; the provision of €827 million at June 30, 2003 would have then represented a partial depreciation of the additional goodwill recognized on TP SA.

- San Salvador CTE

France Telecom sold in March 2000 24.5% of the shares which it held in the capital of Estel Co. LLC (“Estel”) to Central America Communications LLC (“CAC”). In the context of this sale, France Telecom granted CAC a put option exercisable in case of default of CAC under the terms of the credit agreement between CAC and Citibank. This put option was renegotiated on June 13, 2003. In accordance with this new amendment, the exercise price varies as following : between $115 million for all 490 CAC shares in Estel before October 10, 2003, falling to $82.5 million between October 11, 2003 and June 13, 2004, then $81.3 million between June 14, 2004 and September 15, 2004, then $60.5 million between September 16, 2004 and June 13, 2005, then $47.6 million between June 14, 2005 and September 15, 2005, then $29.7 million between September 16, 2005 and June 13, 2006, and $13.9 million between June 14, 2006 and June 16, 2007.

- Tower Participations

Pursuant to the agreements signed upon the sale of TDF and the acquisition of approximately 36% of the capital of Tower Participations SAS (See Note 3), France Telecom is committed to subscribe, jointly with the other shareholders if Tower Participations SAS considers it is necessary, to convertible notes and exercise warrants prorata to its interest which represents for France Telecom a maximum commitment of €50 million.

- Wirtualna Polska / TP Internet

TP Internet, a 100% subsidiary of TP SA, has granted a put option on the shares of the company Wirtualna Polska SA held by the other shareholders. The exercise price is indexed on the number of unique users of Wirtualna Polska SA up to a maximum of US$66.40 per share. This option can be exercised between June 1, 2005 and June 1, 2006 if the average number of users is above 3 million in the 12 months preceding the exercise date of the option, or immediately if TP SA or one of its subsidiary launches an Internet site in competition with Wirtualna Polska SA’s site. At June 30, 2003, the minority shareholders of Wirtualna Polska hold 1,974,481 shares. TP Internet increased in June 2003 its stake in the capital of Wirtualna Polska SA from 50% to 55.83% and pursued its negotiations with the minority shareholders of Wirtualna Polska in order to acquire the remaining shares.

TP Internet has also granted a put option over 319,564 shares of the company Parkiet Media SA held by the other shareholders. This option enables them to sell their shares to TP Internet. It is exercisable for 50% of the shares in 2004 and 50% in 2005 at a price indexed on the sales and the net result of Parkiet Media SA for the year preceding the exercise of the option.

At June 30, 2003, France Telecom does not consider itself exposed to a significant risk related to these options which is not covered by a provision.

- Orange Dominicana

Orange’s co-shareholder has a put option, exercisable on a quarterly basis between 2003 and 2007 at market value as appraised by an independent investment bank, whereby it can sell its 14% shareholding in this company. France Telecom assesses, to the best of its current knowledge, that the financial exposure of France Telecom relating to this commitment is not significant.

(b) Moreover, France Telecom has agreed with its partners in some companies to clauses for forced or optional transfer of shares whose first objective is to ensure the respect of the commitments by the parties and the resolution of situations of disagreement. Most of these clauses provide for the determination of a transfer price on the basis of market value, generally as fixed by an expert. France Telecom considers that the start up status of many of the companies concerned gives a spread of values too large to be pertinent and that their publication would be prejudicial to France Telecom’s interest in normal negotiations between the parties in the event of the transfer clauses being applied.

- Orange Slovensko

The shareholder agreements which govern the relationships between Orange and its partners in Slovakia provide for the exercise of put and call options in the event of serious breach by one of the shareholders or if the partners cannot reach an agreement on a major subject even after a process of mediation. These options are in general exercisable at market price. If Orange defaults on its commitments in Slovakia, the exercise price includes the damages and interests estimated to be paid to the other shareholders.

- BITCO (Thailand)

If one shareholder of that company claims that one of its co-shareholders has committed a material breach under the terms of the shareholders’ agreement, and that claim is confirmed after dispute resolution procedures have been followed, the non-defaulting shareholder has a right to buy the defaulting party’s shares at 80% of market value or sell its own shares to the defaulting party at 120% of market value. An act of insolvency of either party also entitles the other to exercise put or call options on the same basis. However, neither party can be compelled to complete a share transfer in contravention of Thai law or without all applicable regulatory approvals. Thai law currently restricts foreign ownership of a telecommunications company to less than 50%, so Orange cannot effectively either exercise a call or be compelled to accept a put which would increase its present stake to 50% or above.

- Mobinil (Egypt)

The shareholder agreements which govern relationships between Orange and Orascom provide for the exercise of put and call options in the event of a serious disagreement between the parties or change of control of one party. In the event of a serious disagreement, the options are exercisable at market price. In the event of a change in control of the shareholders, the exercise price corresponds to 115% of the market price, which is based on ECMS’ stock price (a listed company of which Mobinil owns 51%) in accordance with calculation terms detailed in the shareholders agreement. With regard to Orange, this clause would only apply to a change of ownership of 51% or more of France Telecom.

- Sweden

Orange’s co-shareholders in 3G Infrastructure Services AB (“3Gis”), a joint venture jointly formed by Orange and two other operators in Sweden, have a call option on the interests held by Orange in 3Gis in the event of a breach by the Orange of its financing obligations to 3Gis or if the UMTS license held by Orange Sverige AB is transferred to a third party. The exercise price is the nominal amount of the shares held by Orange Sverige AB in 3Gis. Following Orange’s decision to withdraw from the Swedish market, Orange’s interests in 3Gis were fully depreciated at December 31, 2002 (See Note 6). On May 8, 2003, Orange Sverige AB terminated the 3Gis joint-venture agreement as well as all other related contracts (See Note 29).

- Denmark

In the event of a material default of Orange on its obligations as stated in the shareholders’ agreement for Orange Holding A/S, a Denmark subsidiary 67.2% held, the other shareholders can force Orange to purchase their shares in Orange Holding A/S at market value or, in the case where the default is notified before July 20, 2002 at a price corresponding to the lower of market value and the initial investment amount plus 15% per year. Minority shareholders have notified Orange of such a default before July 20, 2002 (See Note 29). In the event of a default by the other shareholders on their obligations, Orange and the non defaulting parties can purchase the shares of the defaulting shareholders at 75% of market value.

- Novis / Clixgest

The shareholder agreement which governs relationships between France Telecom and Sonae, its partner in the companies Novis et Clixgest provide for the exercise of put or call options in the event of serious default by one of the shareholders. The call options can be exercised at market price less 20%. The contracts governing the put options provide that Sonae would be entitled to exercise its option at market price plus 20% whereas France Telecom would be entitled to exercise its option at market price plus 40%, the difference in price being due to the control premium which Sonae benefits from.

- Noos

France Telecom holds the right to dispose of its Noos shares if Suez sells its stake in Noos (“Tag Along”). However, Suez can compel France Telecom to sell its shares in Noos if (i) Suez sells its entire interest or a major part of its interest in Noos or (ii) such a sale involves at least 50% of the share capital of Noos (“Drag Along”). Finally, Suez and Morgan Stanley Dean Witter Capital Partners IV LLC hold a pre-emptive right on these Noos shares (“Right of First Refusal”).

•	Commitments related to sale of investments

As part of the agreements between certain companies of the group and the acquirers of certain subsidiaries or investments, France Telecom has accepted ordinary warranty clauses relating to assets and liabilities in the event of non respect of certain declarations made at the time of divestment. These warranties terminate over a period spread out until 2008 and the total maximum amount of the main warranties guaranteed in connection with all such disposals approximate €2.5 billion. However, management believes that the risk of these warranties being called upon is unlikely or that the potential consequences of their being called upon is not significant with regard to France Telecom’s results and financial situation.

- TDF

As part of the sale of Telediffusion de France (TDF), the shareholders’ agreement concluded between France Telecom, the investment funds and Caisse des Dépôts et Consignations gives control over Tower Participations SAS to the investment funds who in particular have the majority of representation in the supervisory board. The shareholders are committed, in the event of non respect of contractual provisions relating to the composition of the supervisory board or majority rules for the general meetings of Tower Participations SAS to pay on a pro rata basis a penalty of €400 million to the investment funds.

Moreover, the shareholder agreement organizes the shareholder liquidity rights, setting out certain preemption rights for joint exit and joint divestment.

Finally, upon future divestment of the shares of Tower Participations France, the shareholders have committed to share the gain on their investment as follows :

- between 0 and 12.5% of internal rate of return (IRR), the gain is shared on a pro rata basis of the shareholders’ contribution,

- between 12.5 and 25% of IRR, France Telecom will pay to the financial investors 65% of its additional gain beyond the 12.5% of IRR,

- once the financial investors reach an IRR of 25%, they will pay France Telecom 50% of their additional gain up to a ceiling of €300 million bearing interest at 7% per annum.

- Eutelsat

In the context of the Eutelsat divestiture, France Telecom signed an agreement with Eurazeo and financial investors of BlueBirds related to the distribution of cash resulting from the disposal by BlueBirds of its Eutelsat shares (see Note 3).

28.3 Conditional commitments

	Commitments by period at June 30, 2003

(in millions of euros)	Note	Total	Before end of June 2004	Between July 2004 and June 2006	Between July 2006 and June 2008	From July 2008

Guarantees given to third parties by France Telecom(1)
— As part of operating activities(2)	See below	769	418	216	1	134
— Sale of « carry-back » receivables	See below	1,706				1,706
— QTE leases	See below	1,664	151	303	303	907

(1)	Warranties regarding fully and proportionally consolidated companies are not included (these warranties are presented in notes 28.1 and 28.2).
(2)	Amounts excluding assets and liabilities warranties relating to divestiture agreements.

Guaranties given in the course of business

The principal commitments of France Telecom for financial borrowings are set out in notes 18, 19 and 21.

In the course of its activities, the group gives certain guarantees of which the most significant at June 30, 2003 are as follows :

•	In February 2002, Orange and its co-shareholders in BITCO entered, on a joint and several basis, into a sponsor support deed in favor of equipment suppliers and a pool of Thai banks in connection with a 24-month bridge loan facility of THB 27 billion (and increased to THB 33 billion in November 2002, i.e. €687 million at June 30, 2003) granted to TA Orange Company Limited, a 99.86% held subsidiary of BITCO. Under this agreement, Orange and its co-shareholders in BITCO have agreed to:

- Inject cash in TA Orange Company Limited up to a maximum amount of US$175 million under limited circumstances (the main one being in the event of a cash shortfall in that company).

- Moreover, in the event of changes in the regulatory environment prevailing in Thailand, and if this were combined with a cash shortfall in TA Orange Company Limited, Orange might incur additional funding commitments towards TA Orange Company Limited. Those additional funding commitments would represent the incremental costs that could eventually be incurred by TA Orange Company Limited as a result of such regulatory changes, over and above the regulatory costs estimated as agreed with the lenders. The Thai authorities have expressed their intention to establish a fair competitive regime for the telecommunications industry, however uncertainties exist with regards to the nature of these regulatory changes, their effective date and their economic impact on TA Orange Company Limited. Therefore, the potential financial consequences for Orange resulting from these regulatory changes due to its financial commitment described above, cannot be estimated at present.

- Orange has committed to procure that TA Orange Company Ltd continues to operate and maintain its network, develop its business and its retail activities in a commercially prudent manner, and not abandon the project regardless of the basis of its entitlement to operate its network.

- Orange must maintain control of WSB, a wholly owned subsidiary of Orange currently holding a 49% stake in BITCO, and WSB’s shareholding or voting rights in BITCO must always be, directly or indirectly, more than 40%.

•	Pursuant to a shareholders agreement, Orange is required to make available to Connect Austria Gesellschaft Für Telekommunikation GmbH, a 17.45% owned investment, a total maximum amount of €68 million. Orange’s commitment expires in 2009.

•	Following the sale of Wind which became effective on July 1, 2003 (See Note 11), all agreements governing relationships between France Telecom, Enel and Wind were terminated (including call and put options on shares) and Enel is committed to release France Telecom of all financial commitments related to its 26.58% stake in Wind (notably funding commitments and guarantees) which resulted from these agreements.

Sale of carry back receivables

As part of the sale of carry back receivables resulting from the choice to carry back tax losses for the years 2000 (€235 million) and 2001 (€1,471 million), as set out in Note 7, France Telecom has accepted a normal clause relating to the existence of sold receivables to the credit institution and is committed to indemnify it for any error or inexactitude noted in the amounts or nature of the receivables sold. The conformity of receivables sold has been guaranteed for a 3 year period beyond June 30, 2006 (2000 carry back) and June 30, 2007 (2001 carry back).

QTE Leases

As part of cross-operation leases (QTE lease) with distinct third parties, France Telecom gave and took for hire certain telecommunications equipment. The crossed rental flow and France Telecom remuneration were prepaid at the outset of the contracts and, for this reason, are not shown in the above table. Of this remuneration, the portion which pays for the guarantee against third party commitments given by France Telecom is taken as income over the period of this guarantee. France Telecom estimates that the risk of the guarantee being drawn upon, which amounts to US$1,902 million at June 30, 2003, is negligible.

28.4 Pledges and collateralized assets

In the ordinary course of its business, France Telecom gives certain guarantees of which the most significant at June 30, 2003, are as follows:

•	Shares and other assets owned by Orange have been pledged or awarded as guarantees to financial institutions in order to guarantee the repayment of bank loans and credit facilities contracted by Orange, the used portion amounting to €1,827 million for Orange (€1,622 million for France Telecom) and totaling €2,476 million for Orange (€2,271 million for France Telecom) at June 30, 2003. The main pledged assets relate to the following at June 30, 2003 :

– substantially all of Orange Holdings UK’s and its subsidiaries’ fixed assets ;

– the business and substantially all the buildings owned by Mobistar S.A. ;

– Orange’s consolidated investments in Romania, Slovakia, Denmark, Egypt, Cameroon, Botswana, and Madagascar, and in its non consolidated subsidiary in Portugal and in Sweden (being exclusively the investment of Orange Sverige AB in 3Gis).

The net book value of Orange assets being pledged, excluding Orange’s shares in consolidated subsidiaries, amounts at June 30, 2003 to €10,540 million.

•	Within the framework of a credit agreement signed in March 2002 for the acquisition of equipment, TP Group pledged a certain number of assets for an amount of €187 million to a bank pool.

•	As part of swaps contracts, France Telecom may be required to deposit guarantees, of which the amount recorded at June 30, 2003, is €1,096 million.

At June 30, 2003, Management considers, to the best of its current knowledge that there are no existing commitments likely to have a significant impact on the current or future financial situation of France Telecom, other than those listed above.

NOTE 29—LITIGATION AND CLAIMS

In the ordinary course of business, France Telecom is involved in a number of legal and arbitration proceedings and administrative actions.

The costs associated with these proceedings are only accrued for when it is probable that a liability will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. In the latter case, an allowance is recorded to provide for the lower end of the range. The amount of retained provisions is based on a case by case assessment of the risk level and does not depend on the progression of the legal proceedings, it being understood that events arising during the proceeding can nonetheless lead to a reassessment of this risk.

With the exception of the procedures described hereafter, neither France Telecom nor its subsidiaries are parties to any hearing or arbitration procedure (and France Telecom is not aware of any procedure of this nature envisaged by government agencies or third parties) for which the management of France Telecom considers that the probable outcome could reasonably have a material adverse effect on its consolidated operating income, its activity or financial position.

Litigation related to competition law

France Telecom is the subject of a certain number of claims made by competitors for alleged abuse of dominant position and anti-competitive behavior, in particular in countries where the group is the historical operator, such as in France or in Poland.

With regard to the claims lodged for abuse of dominant position, the plaintiffs generally request the entire sanctions prescribed by law, including the termination of anti-competitive practices and fines from the competition authorities, and plaintiffs or other competitors may also claim damages from the legal jurisdictions. With regards to competition law, the national and European community antitrust laws provide for fines that can, in theory, in their worst instances, amount to up to a maximum of 10% of the revenue generated during the period of the violation.

European Commission procedures and inquiries

•	On November 26, 1996, the AOST association (regrouping (British Telecommunications France, Cable & Wireless France, AT&T France, Siris, Worldcom France, RSLcom, Esprit Télécom and Scitor) made a claim in front of the European Commission alleging abuse of dominant position by France Telecom for its “modulance” offer. France Telecom considers that this procedure will not be continued. In the absence of formal inquiry proceedings, France Telecom considers that the three-year timeframe should apply to be applied, even in the absence of a formal decision by the European Commission.

•	On February 26, 1997, the European Commission notified France Telecom of a complaint lodged by Cegetel for abuse of dominant position. The complaint’s main allegations related to certain aspects of France Telecom’s rate policy and, in particular, certain subscription packages.

Lyonnaise Cable joined the proceedings as plaintiff in February 1998. In 2000 and 2001, the European Commission requested factual information from France Telecom who provided this. Since this date, to France Telecom’s knowledge, there have been no further developments with respect to this matter.

•	In December 2001, following sector inquiries on the conditions for unbundling the local loop and providing access to high-speed services in the European Union member states, the European Commission notified Wanadoo Interactive of claims against the company’s tariffs for the high-speed Internet services Wanadoo ADSL and Pack X-Tense. In July 2003, the European Commission condemned Wanadoo to pay a fine of €10.4 million within 3 months of the notification of its decision for abuse of dominant position pertaining to the predatory pricing on the retail market of high-speed Internet access between March 2001 and October 2002. Wanadoo is currently considering lodging an appeal for cancellation of this verdict.

•	On January 30, 2003, the European Commission opened an inquiry into possible State aid in favor of France Telecom. The formal investigation procedure mainly relates to the financial measures announced by the French State on December 4, 2002. On that date, the French State announced that it was prepared to anticipate its participation in France Telecom’s capital increase alongside private investors through a shareholder’s loan. The inquiry also covers the special business tax regime resulting from France Telecom’s historical legal status since 1991. The Commission has not ruled out that the various measures examined gave France Telecom an advantage that constitutes State aid.

France Telecom considers that the participation of the French State, in its capacity as a majority shareholder, in the company’s action plan is consistent with that of an advised private investor and does not include any elements of State aid.

With respect to the French business tax (“taxe professionnelle”), until last year, France Telecom was historically subject to a special business tax regime. Although the company is now subject to direct local taxes under the general tax regime, France Telecom believes that the special tax regime to which it was previously subject did not constitute State aid.

The opening of an investigation procedure does not prejudice the final decision of the Commission.

If at the conclusion of the investigation, the Commission concludes that there was State Aid, it may authorize the aid, subject to certain conditions and obligations, or declare the aid incompatible with the common market and order the reimbursement of the benefit received, if it has already been granted. To date, France Telecom is not aware of the conditions and obligations which could be imposed by the Commission.

The Commission has received comments from France Telecom competitors and the French State’s response to these comments. The Commission has indicated that it would proceed with the appointment of an expert notably to quantify the possible benefit received by France Telecom.

Competition court procedures

•	On November 18, 1998, NumériCâble lodged a question with the Conseil de la concurrence concerning the determination of the fee paid to France Telecom for usage of cable networks for broadcasting. NumériCâble received a provisional order to freeze the fee at December 1998 levels pending a decision of the substance of the case by the Conseil de la concurrence. The appeals made by France Telecom against this decision have been rejected. The investigation of the substance of the case has been undertaken by the Conseil de la concurrence but, given the time taken in the proceedings, no decision can be forthcoming before 2004.

•	On November 16, 1999 AOL and Cegetel filed a complaint with the Conseil de la concurrence requesting injunctions relating to promotional offers on all-inclusive Internet access packages sold at a fixed price to access Internet “Les integrales” of Wanadoo. AOL and Cegetel argued that such offers were including predatory prices and a discount for joint purchase, leading to a price dumping effect on the Internet access market. In a decision dated December 21, 1999, the competitive authority rejected the request for injunctions of AOL and Cegetel considering, notably, the dynamism of the competition and the existence of comparable commercial offers on the market. The substance of the case is being examined by the Conseil de la concurrence which has extended its investigations to the accounting period 2000. Although the outcome of this litigation cannot be determined, Wanadoo considers its arguments to be solid in order to support its position.

•	On November 29, 1999, 9Telecom filed a complaint with the Conseil de la concurrence requesting injunctions against any geographic extension of France Telecom’s ADSL offers beyond the platforms presently open (Paris and its suburbs), or an order to terminate those offers if they had already been extended, until France Telecom complies with the conditions provided for by the ART in the opinion it gave within the framework of the approval process. In a decision dated February 18, 2000, confirmed by the Paris Court of Appeals in March 2001, the Conseil de la concurrence rejected this request for injunctions, but ordered France Telecom to propose to third party operators an ADSL access offer enabling them to compete effectively both through the price and the nature of services offered. In addition, 9Telecom filed with the Conseil de la concurrence a request for a fine against France Telecom for failure to apply the February 18, 2000 decision. In July 2001, the Conseil de la concurrence resolved to issue a stay on the ruling to allow for an additional inquiry. This additional examination took place through hearings involving France Telecom and Wanadoo Interactive in December 2001 and resulted in an additional report from the Conseil de la concurrence that concludes in France Telecom’s failure to apply the injunction issued in the February 18, 2000 decision. France Telecom is preparing its response to this report.

•	In a dispute brought against France Telecom by T-Online, an Internet subsidiary of Deutsche Telekom, over market dominance on the high-speed Internet market, the Conseil de la concurrence on February 27, 2002, upheld by a decision of the Appeals Court of Paris dated April 9, 2002, suspended the marketing and sale of Wanadoo Interactive’s eXtense (Internet ADSL) packages in France Telecom’s sales offices until July 4, 2002. The withdrawal of this suspension was conditional on the provision by France Telecom, and the acceptance by two Internet access providers, of an extranet server that would allow for the mass marketing of their high-speed packages. On July 19, 2002, the Conseil de la concurrence confirmed that France Telecom had indeed fulfilled its obligations and lifted the suspension on marketing. In addition, the Conseil de la concurrence rejected similar requests for injunctions by Liberty Surf.

These two complaints are currently subject to an inquiry on the substantive issues. On January 20, 2003, the reporting judge from the Conseil de la concurrence notified France Telecom of complaints relating to its marketing of all Wanadoo packages in sales offices. France Telecom is accused of having financially benefited its subsidiary, of having engaged in harmful practices, and having used the information it holds as supplier of fixed line services to promote the marketing of its subsidiary services. France Telecom responded in March 2003 to these complaints.

•	On June 25, 1999, the TENOR association of third party operators filed a complaint with the Conseil de la concurrence against France Telecom for agreement and abuse of dominant position. TENOR accuses France Telecom of practices that hinder the rerouting of international calls. Following the first complaint notification dated April 10, 2001, to which France Telecom had responded, a supplementary notification of complaint was just addressed to France Telecom on June 30, 2003. These complaints are lodged against France Telecom S.A. and Orange, considered sole company as defined by competition law, as well as Cegetel, SFR and Bouygues Telecom. This document denounces the prices offered too small and large business markets from April 1999 to this day for fixed line calls toward mobiles, which are alleged to be lower than the related costs, as well as the installation of mobile boxes and radio cases, such devices permitting the transformation of fixed line calls towards mobiles in mobile-to-mobile calls. France Telecom has three months to response to such allegations.

Civil proceedings

•	On April 16, 1997, the German court of appeal rendered an unfavorable verdict against Deutsche Telekom following the procedure brought about by British Telecommunications over the date of launch of Global One, of which France Telecom was a shareholder. The judgment was confirmed by appeal on June 16, 1998 and is currently at the German high court. British Telecommunications has not yet brought any claim for damages and therefore their amount cannot be determined at present.

•	Group/address (previously called Filetech) has lodged several claims against France Telecom in France and in the United States concerning the use of France Telecom’s directory data. The total damages claimed by Group/address amounted to US$350 million. In a decision on September 10, 2002, the New York federal appeal court definitively rejected the claims of Group/address.

Group/address also lodged a claim with the Conseil de la Concurrence for abuse of dominant position on the French market. France Telecom was condemned to pay a fine of FF 10 million and to give access to the directory data at request using a cost based tariff. France Telecom’s appeal for cancellation of the verdict and its appeal to the High Court have been rejected.

As part of a parallel procedure, the Paris court of appeal, in a decision of June 13, 2001, decided to reopen the debate on the question of legal protection and of the cost of the directory database, and to commission an enquiry. This enquiry is still in progress. France Telecom considers that it has conformed with laws and regulations applicable to databases including the recommendations issued by the Commission nationale informatique et des libertés (“CNIL”) and considers that the requests of Group/address are unfounded.

•	France Telecom and Wanadoo Interactive were summoned in January 2002 before the Commercial court of Nanterre (Tribunal de commerce de Nanterre) by the representative of the Mangoosta liquidation estate and a number of other shareholders of this company. The complaint calls for approximately €170 million as compensation for damages Mangoosta and other shareholders allegedly sustained as a result of the dominant position by France Telecom and Wanadoo on the ADSL markets, and as reimbursement for the shareholders’ capital investment. Conclusions in response were given in July 2002 and the plaintiffs have obtained a series of reports since then. The outcome of this litigation cannot be determined with certainty.

•	France Telecom was summoned before the Paris Commercial Court on September 5, 2002 by Cegetel who accused France Telecom of having implemented an aggressive sales policy of “de-preselection” aiming at causing customers of this operator to assign all their telephone traffic to France Telecom and claimed notably €54 million in damages and interest. Pursuant to a ruling of January 15, 2003, the Commercial Court of Paris rejected almost all of Cegetel’s claims. Cegetel has appealed against this ruling.

For the same subject, France Telecom was summoned on January 7, 2003 before the Paris Commercial Court by 9Telecom claiming €36.7 million in damages and interest. The court reached a decision on June 18, 2003 and has condemned France Telecom to cease « all canvassing clients of 9Telecom without mentioning the possibility to obtain access to services of the historical operator through its prefix 8 subject to a €100 fine per violation noted » and to pay €7 million in damages and interest to 9Telecom. France Telecom lodged an appeal against this ruling.

Finally, France Telecom was summoned on the same subject on August 11, 2003 by Tele2 which claims €75 million of damages and that France Telecom be enjoined to cease all the blamed practices and to systematically propose its offers through the 8 prefix. The hearings before the Paris Commercial Court should be held on October 17, 2003.

Moreover, the ART opened a sanction procedure for the use of interconnection data under this policy and, on November 22, 2002 ordered France Telecom to comply with the provisions of article D.99-6 of the Mail and Telecommunications Code (which prohibits access to and use of interconnection data). No monetary sanction has been ordered against France Telecom by the ART.

State litigation

•	In November 2000, the SNCF lodged a claim against France Telecom with the Paris Administrative Court, for €135.2 million damages relating to the use by France Telecom of its railway infrastructure between 1992 and 1997. France Telecom does not contest the fact that payment is due since July 29, 1996 but considers that the action is without grounds for the period prior to this date. France Telecom has already set up a provision for an amount sufficient to cover the expense prior to July 29, 1996. By decision on March 28, 2003, the administrative court declared itself incompetent and has sent the case before the State Council.

•	Following a request from the group SIPPEREC, the Conseil d’Etat, through a ruling dated March 21, 2003 abolished articles of Code des postes et telecommunications relating to the authorized access to state operated road, notably, to the annual amount of royalties paid by the operators to compensate for the use of state administered motorways and roads. Although France Telecom is not a party associated with the proceedings, this ruling has more general consequences and applies to all operators. The annual amount of fees paid by France Telecom based on the rates set up by the abolished decree, amounts to approximately €50 million. To France Telecom’s knowledge, an new decree is being prepared by the government, but, at June 30, 2003 it is not possible to determine the financial impact of this new regulation.

International Arbitration

•	France Telecom holds 66.7% of FTML, a company formed in 1994, which operated in Lebanon a GSM mobile network in accordance with a Build, Operate and Transfer contract (BOT) granted by the Lebanese government in June 1994. A similar contract was granted to its competitor Libancell.

On June 14, 2001, the Lebanese government terminated in advance the BOT contract with FTML and that of its competitor. This cancellation took effect on August 31, 2002. From this date, pursuant to the law of June 1, 2002, the revenues of the sector belong to the Lebanese State. Before this date, the Lebanese government had considered that the operators had not complied with certain clauses in their BOT contract and had claimed penalties from them. FTML rejected these allegations as part of an arbitration claim with the International Chamber of Commerce (ICC). On June 20, 2002, FTML and its parent company FTMI, made a deposition for a request for arbitration against the Lebanese government for illegal takings, without prompt and adequate indemnity and without fair and equitable treatment. This claim was made in front of an ad hoc tribunal, constituted under the bilateral Franco-Lebanese convention for reciprocal protection of investments and in virtue of the arbitration rules of the Commission of the United Nations for International Commercial Rights (CUICR).

On December 14, 2002, FTML and the Lebanese government signed a contract over the transfer of ownership of the network and its assets from FTML to the Lebanese State. The transfer of ownership took place on February 10, 2003, effective August 31, 2002. The transfer of ownership contract provides that all claims by the parties, not limited to those already lodged to the ICC, will be submitted to and judged by the ad hoc arbitration tribunal to which FTML and FTMI had already submitted a claim. Consequently, the ICC arbitration procedure commenced by FTML in 2000 ended on February 10, 2003.

On August 14, 2002, FTML and the Lebanese government signed a “Network Custody and Operation” contract in which it states that FTML will operate the network, on behalf of the State, from September 1, 2002 to January 31, 2003. On January 24, 2003, the contract was extended and in any event will terminate on September 30, 2003. On December 20, 2002, the Lebanese government initiated a procedure to award two mobile telephony licenses (through an auction process) or a management contract of one of the two existing networks (by tender). To this date, specifications are not available.

As part of the arbitration procedure initiated under the bilateral Franco-Lebanese convention for the encouragement and reciprocal protection of investments and in virtue of the CUICR arbitration rules, FTML and FTMI assessed their claims at May 15, 2003 against the Lebanese government at around US$952 million plus interest, under the assumption that the BOT contract will end December 31, 2012, the determination of the extension of the BOT contract due to pollution of frequencies being left to the appreciation of the arbitration judges. Lebanese government should notify its claims on September 15, 2003.

In the context of the arbitration procedure submitted to the ICC which ended on February 10, 2003, the Lebanese government had presented on July 1, 2002 claims preliminarily estimated at US$840 million plus certain non estimated claims.

•	On July 19, 2003, Orange’s minority shareholders in Orange Holding A/S submitted a request for arbitration against Wirefree Services Denmark A/S (“WSD”), a wholly owned subsidiary of Orange and the owner of a 67.23% shareholding in Orange Holding A/S, and against France Telecom Mobiles International S.A. (“FTMI”), a wholly owned subsidiary of France Telecom, acting as the sponsor of Orange Holding A/S, alleging that WSD and FTMI were in breach of their obligations under the shareholders’ agreement of Orange Holding A/S. They claim that WSD should comply with their put right and purchase their 32.77% shareholding in Orange Holding A/S at the higher of market value and the initial cost of their investment plus 15% per annum, since they had given notice of the default before July 20, 2002 (See Note 28). The price claimed for their shares of Orange Holding A/S amounts to DKK948 million (€128 million at June 30, 2003) plus 15% per annum, i.e. €207 million in total. This arbitration procedure is at a very early stage. Though no assurance can be given as to its outcome, WSD and FTMI consider, to their best knowledge, that they are not in breach of their obligations under the shareholders’ agreement, hence the conditions allowing Orange’s minority shareholders in Orange Holding A/S to exercise their put right are not met.

•	On May 8, 2003, Orange Sverige AB terminated the joint venture agreement in 3Gis and all contracts connected thereto, including a loan agreements to 3Gis and a guarantee granted by Orange S.A., Orange considers that 3Gis will be unable to fulfill its fundamental obligation to roll-out the UMTS infrastructure in Sweden by the end of 2003 considering the actual state of completion of the project and of the substantial modifications of market conditions since the initial agreements were signed. Consequently, on July 21, 2003, Orange Sverige AB requested the Arbitration Institute in Stockholm to order 3Gis to repay the SEK525 million (€57 million at June 30, 2003) shareholder loan, plus interest, lent by Orange Sverige AB so as to give 3Gis the means to fulfill its obligations to roll-out the UMTS infrastructure.

On May 16, 2003, 3Gis submitted a request for arbitration against Orange alleging that Orange Sverige AB and Orange S.A had failed to make payments to 3Gis in accordance with the shareholder loan agreement and the related guarantee granted by Orange S.A. The aggregate sum claimed by 3Gis amounts to SEK475 million (€51 million at June 30, 2003) plus interest.

At June 30, 2003 these two arbitration procedures are at a very early stage and it is not possible to assess the financial consequences that may arise.

•	TP SA and Danish Great Northern Telegraph Company (DPTG) signed a contract in 1991 for the construction of a fiber optic network in Poland, with revenues to be split between the parties. A disagreement exists between the parties as to the basis for calculating this split, and an arbitration procedure was commenced in June 2001 by DPTG against TP SA for an initial amount of €280 million reduced during the course of the arbitration procedure to €226 million at June 30, 2003. This claim is provided for in the accounts of TP SA at December 31, 2002, at the level which the company considers likely it will have to pay. The outcome of this procedure cannot be determined at present.

•	On December 22, 2000, an arbitration request was made against France Telecom by the minority shareholders of Orange Holding A/S, Wirefree Services Denmark and Orange at the International Chamber of Commerce, in accordance with the Framework Agreement signed in order to transfer to Wanadoo mass market Internet activities of Orange A/S (wholly owned by Orange Holding A/S). Following their request for strict application of the Framework Agreement, minority shareholders only requested the payment of approximately €118 million plus interest. France Telecom has accepted to indemnify Wirefree Services Denmark for all potential losses.

The Arbitration Tribunal rendered its sentence on March 31, 2003 and France Telecom was condemned to pay the plaintiffs €57.3 million of damages plus interests from January 19, 2001 and to partly reimburse legal fees undertaken by the plaintiffs. On April 30, 2003, France Telecom met its obligations and paid a total amount of approximately €70.5 million.

NOTE 30—SUBSEQUENT EVENTS

The subsequent events until August 31, 2003 are as following :

Capital increase reserved to employees

France Telecom granted to its employees, during June 2003, the possibility to subscribe to a capital increase reserved for employees. On July 28, 2003 the Chairman noted, based on subscription results, that 5,596,476 shares to be paid in cash were subscribed, to plus another 1,754,152 of free shares granted to the subscribers, representing a total number of new shares of 7,350,628.

Wind

On March 20, 2003, France Telecom signed an agreement with Enel in order to sell its 26.58% stake in Wind to Enel. The operation, which became effective on July 1, 2003, depended, among other conditions, upon regulatory authorizations which were obtained on June 16, 2003 (See Note 11).

Early redemption of bonds

On June 30, 2003 Orange Plc exercised its option to redeem in advance its bonds with a maturity date in August 2008 (see Note 18).

On July 22, 2003, France Telecom repurchased €623 million of bonds convertible into Panafon shares (see Note 17).

On July 18, 2003 Orange plc launched a tender offer to repurchase for cash its notes due in 2006. This offer was completed on August 26, 2003 (see Note 18).

TDIRA

On August 25, 2003, France Telecom and TDIRA holders agreed (i) to amend the TDIRA conditions for remuneration in order to become closer to market conditions following better conditions on interest rate spread granted to France Telecom since its capital increase completed on April 15, 2003 and (ii) to postpone the period during which bond holders cannot sell their TDIRA from October 15, 2003 (date initially planned) until June 30, 2004 (see Note 24).

On August 29,2003, France Telecom launched an auction process with TDIRA holders in order to repurchase part of the TDIRA. The final result of this operation will be known in the beginning of September 2003.

TP SA

On August 29, 2003, the Polish State announced its intention to sell its 15 % stake in TP SA by the end of 2003. France Telecom, in agreement with its partner in the consortium, reserves the right of exercising its call option through this offer ( see note 28.2).

Freeserve

Freeserve has decided not to renew the distribution contract of low speed Internet access offers for Dixons Group retail shops, which is due to expire in February 2004. The distribution contract related to high speed Internet access offers is unchanged and will carry on until February 2005. Over the last few years, Freeserve has experienced a decrease in the number of new clients originating from the Dixons distribution network. At the same time, Freeserve has initiated new partnerships with Orange, Littlewood and MVC and has announced the signature of a new contract with Lloyds Pharmacy Group, representing 1,300 retail points in the United Kingdom. Freeserve is also developing its distribution channels through, among other things, on line services, which have represented approximately one third of the total acquisitions of Freeserve in the first quarter 2003.

Note 31—LIST OF CONSOLIDATED COMPANIES AND AFFILIATES AT JUNE 30, 2003

The main changes in consolidation scope in the six months ended June 30, 2003 are set out in Notes 3 and 11

Company		Country

France Telecom SA	Parent company	France

Orange Segment

Fully consolidated companies

Company	Interest	Control	Country

Orange SA	86.29	86.29	France
Orange Int. Developments	86.29	100.00	Bahamas
Wirefree Services Belgium	86.29	100.00	Belgium
Mobistar Corporate Solutions	43.82	100.00	Belgium
Mobistar	43.82	50.79	Belgium
Mobistar Affiliates	43.82	100.00	Belgium
Mobinvest	77.66	90.00	Belgium
Orange Botswana	44.01	51.00	Botswana
Orange Cameroun	90.40	100.00	Cameroon
Orange Côte d’Ivoire	73.34	85.00	Ivory Coast
Orange A/S	58.01	100.00	Denmark
Orange Holding A/S	58.01	67.23	Denmark
Orange World Services	86.29	100.00	Denmark
Wirefree Services Denmark	86.29	100.00	Denmark
Orange Services	86.29	100.00	United States
Orange World	86.29	100.00	United States
Wildfire Communications	86.29	100.00	United States
Orange Ventures 1	86.29	100.00	United States
Inventmobile	78.72	100.00	France
Mobile et Permission	86.30	100.00	France
Orange Caraïbes	86.29	100.00	France
Orange Distribution	86.30	100.00	France
Orange France	86.30	100.00	France
Orange Réunion	86.30	100.00	France
Orange Réunion Invest	86.31	100.00	France
Orange Promotions	86.31	100.00	France
Orange International SAS	86.29	100.00	France
Orange Supports & Consulting	86.30	100.00	France
Rapp 6	86.30	100.00	France
Telsea	53.81	75.50	Mauritius
Orange Madagascar	35.46	65.90	Madagascar
Castle Worldwide Finance	86.29	100.00	The Netherlands
Orange Nederland	86.29	100.00	The Netherlands
Orange Retail	86.29	100.00	The Netherlands
Orange International BV	86.29	100.00	The Netherlands
Orange Dominicana	74.21	86.00	Dominican Republic
Orange Romania	58.51	67.81	Romania
Ananova	86.29	100.00	United Kingdom
Orange plc	86.29	100.00	United Kingdom
Orange 3G	86.29	100.00	United Kingdom
Orange Cellular Services	86.29	100.00	United Kingdom
Orange Direct	86.29	100.00	United Kingdom

Orange Segment

Fully consolidated companies

Company	Interest	Control	Country

Orange Global	86.29	100.00	United Kingdom
Orange Holdings and its subsidiaries	86.29	100.00	United Kingdom
Orange Holdings (UK)	86.29	100.00	United Kingdom
Orange Mobile Data	86.29	100.00	United Kingdom
Orange Ocean	86.29	100.00	United Kingdom
Orange Overseas Holdings n°2 and its subsidiaries	86.29	100.00	United Kingdom
Orange Paging (UK)	86.29	100.00	United Kingdom
Orange Personal Communications Services	86.29	100.00	United Kingdom
Orange Retail	86.29	100.00	United Kingdom
Orange Ventures Management	86.29	100.00	United Kingdom
Orangedot	86.29	100.00	United Kingdom
The Point Telecommunications	86.29	100.00	United Kingdom
Orange Slovensko	55.12	63.88	Slovakia
Orange Sverige	86.29	100.00	Sweden
Orange Communications SA (“OCH”)	86.29	100.00	Switzerland

Proportionally consolidated companies

Company	Interest	Control	Country

Egyptian Company for Mobile Services (ECMS)	31.37	71.25	Egypt
MobiNil Services	31.35	71.25	Egypt
MobiNil for Telecommunications	61.47	71.25	Egypt
MobiNil Invest	31.37	71.25	Egypt
Darty France Télécom	43.15	50.00	France
Fidecall	43.15	50.00	France
Rann BV	43.14	50.00	The Netherlands

Equity accounted companies

Company	Interest	Control	Country

NewsTakes ( in liquidation)	21.57	25.00	United States
Wind Telecomunicazioni	22.93	26.58	Italy
Bangkok Inter Teletech Company (BITCO)	42.28	49.00	Thailand
TA Orange Company	42.22	48.93	Thailand

Wanadoo segment

Fully consolidated companies

Company	Interest	Control	Country

Wanadoo SA	71.13	71.13	France
Wanadoo International	71.13	100.00	Belgium
Autocity Network	68.53	96.34	Spain
Click Viajes	71.13	100.00	Spain
Wanadoo España	71.13	100.00	Spain
QDQ Media (ex Indice Multimedia)	71.13	100.00	Spain
Rincon del Vago	64.01	89.99	Spain
eresMas Inc.	71.13	100.00	United States
FIT Production	71.13	100.00	France
Kompass France	71.13	100.00	France
Marcopoly	71.13	100.00	France
Nordnet	71.13	100.00	France
Pages Jaunes	71.13	100.00	France
Wanadoo Data	71.13	100.00	France
Wanadoo Edition	71.13	100.00	France
Wanadoo E-Merchant	71.13	100.00	France
Wanadoo Interactive	71.13	100.00	France
Wanadoo Portails	71.13	100.00	France
Wanadoo Maps	71.13	100.00	France
Freeserve Servicos de Internet	71.13	100.00	Madeira
Maroc Connect	71.13	100.00	Morocco
Kompass Nederland	71.13	100.00	The Netherlands
Wanadoo Nederland	71.13	100.00	The Netherlands
Freeserve holding	71.13	100.00	United Kingdom
Babyworld.com (I Circle)	71.13	100.00	United Kingdom
Freeserve.com	71.13	100.00	United Kingdom
Freeserve Auctions	62.49	87.85	United Kingdom
Intracus	71.13	100.00	United Kingdom
Freeserve Investment	71.13	100.00	United Kingdom

F3B Property Company	71.13	100.00	United Kingdom

Equity accounted companies

Company	Interest	Control	Country

Europortal Jumpy	35.57	50.00	Spain
Eurodirectory	35.57	50.00	France

Fixed line, Distribution, Networks, Large customers and Operators segment

Fully consolidated companies

Company	Interest	Control	Country

Etrali Allemagne	100.00	100.00	Germany
FT Deutschland GmbH	100.00	100.00	Germany
FTMSC Gmbh	100.00	100.00	Germany
Financiera	100.00	100.00	Argentina
Sofrecom Consultora	100.00	100.00	Argentina
Atlas Services Belgium	100.00	100.00	Belgium
FT Network Services Canada	100.00	100.00	Canada
Atlas Services Denmark	100.00	100.00	Denmark
Etrali Espagne	100.00	100.00	Spain
Etrali North America	100.00	100.00	United States
FT Corporate Solution	100.00	100.00	United States
FTLD USA	100.00	100.00	United States
FT Participations US	100.00	100.00	United States
FTP Holding	100.00	100.00	United States
Globecast N.A	100.00	100.00	United States
Atrium 3	100.00	100.00	France
FT Marine	100.00	100.00	France
FT Mobiles International	100.00	100.00	France
FTMSC	100.00	100.00	France
Rapp 10	100.00	100.00	France
Sofrecom	100.00	100.00	France
TD Com	100.00	100.00	France
Almerys	64.00	64.00	France
ATP Egora	100.00	100.00	France
Alwino	100.00	100.00	France
Cogecom	100.00	100.00	France
CV2F	100.00	100.00	France
CVF	89.00	89.00	France
Etrali SA	100.00	100.00	France
Expertel Consulting	100.00	100.00	France
Expertel FM	100.00	100.00	France
France Télécom EGT	100.00	100.00	France
FT Câble	99.69	99.69	France
FT Câble Atlantique	99.69	100.00	France
FT Encaissements	100.00	100.00	France
FT Immo	100.00	100.00	France
FT Immo Gestion	100.00	100.00	France
FT Immo Holding	100.00	100.00	France
FT Immo Investissement	100.00	100.00	France
FT Terminaux	100.00	100.00	France
FT Transmissions Audiovisuelles	100.00	100.00	France
GIE Innovacom	92.49	100.00	France
Globecast France	100.00	100.00	France
Globecast Reportages	100.00	100.00	France
Immobilière FT	100.00	100.00	France
Axilog	100.00	100.00	France
Francetel	100.00	100.00	France

Fixed line, Distribution, Networks, Large customers and Operators segment

Fully consolidated companies

Company	Interest	Control	Country

Innovacom SA	100.00	100.00	France
Intelmatique	100.00	100.00	France
NEDFI	51.61	51.61	France
Rapp 26	100.00	100.00	France
Rapp Fin 1	100.00	100.00	France
Régie T France	100.00	100.00	France
Etrali France	100.00	100.00	France
Setib	99.99	99.99	France
SFET	100.00	100.00	France
Telinvest and its subsidiaries	100.00	100.00	France
Transpac	100.00	100.00	France
Viaccess	100.00	100.00	France
W-HA	100.00	100.00	France
Etrali HK	100.00	100.00	Hong Kong
FT Network Services Hong Kong	100.00	100.00	Hong Kong
Chamarel Marine Services	100.00	100.00	Mauritius
Global One Communication Operations	100.00	100.00	Ireland
Global One Communication World Operations	100.00	100.00	Ireland
Etrali SRL	100.00	100.00	Italy
Globecast Italie	100.00	100.00	Italy
Etrali KK	100.00	100.00	Japan
FTLD Japan	100.00	100.00	Japan
Global One Communication Network	100.00	100.00	Japan
Régie T Mexico	75.00	75.00	Mexico
FT Network Services Norway	100.00	100.00	Norway
Dutchtone Group	86.00	86.00	The Netherlands
FT Services Nederland	100.00	100.00	The Netherlands
Global One Communications Services	100.00	100.00	The Netherlands
Glocall	100.00	100.00	The Netherlands
Newsforce and its subsidiaries	100.00	100.00	The Netherlands
TFN	100.00	100.00	The Netherlands
FT Network Services UK	100.00	100.00	United Kingdom
Etrali UK	100.00	100.00	United Kingdom
FT Participations UK	100.00	100.00	United Kingdom
Globecast N.E	100.00	100.00	United Kingdom
Etrali Singapore PTE	100.00	100.00	Singapore
FT Network Services Singapour	100.00	100.00	Singapore
Globecast Asie	100.00	100.00	Singapore
FT Network Services Sweden	100.00	100.00	Sweden
Etrali Suisse	100.00	100.00	Switzerland
FT Network Services Switzerland	100.00	100.00	Switzerland
Global One Swiss Sales	100.00	100.00	Switzerland

Fixed line, Distribution, Networks, Large customers and Operators segment

Proportionally consolidated companies

Company	Interest	Control	Country

DT-FT Italian Holding GmbH	50.00	50.00	Germany
Globecast España S.L.	50.72	50.72	Spain

Equity accounted companies

Company	Interest	Control	Country

CNTP	33.99	33.99	France
Tower Participations SAS and its subsidiaries	36.20	36.20	France
Bluebird Participations France	20.00	20.00	France

Equant segment

Fully consolidated companies

Company	Interest	Control	Country

Equant NV and its subsidiaries	54.17	54.17	The Netherlands

Equant Holdings US and its subsidiaries	54.17	100.00	United States
Equant Inc	54.17	100.00	United States
Equant SA and its subsidiaries	54.17	100.00	France
Equant Telecommunications	54.17	100.00	France
Global One Communications SA	50.92	100.00	France
Equant Network Services International	54.17	100.00	Ireland
Equant Network Systems	54.17	100.00	Ireland
Equant Finance BV and its subsidiaries	54.17	100.00	The Netherlands
EGN BV and its subsidiaries	54.17	100.00	The Netherlands
Equant Holdings UK	54.17	100.00	United Kingdom
Equant Network Services	54.17	100.00	United Kingdom

Equity accounted companies

Company	Interest	Control	Country

Radianz	26.54	49.00	United States

TP Group segment

Fully consolidated companies

Company	Interest	Control	Country

TPSA	33.93	47.5	Poland

Incenti	17.30	51.00	Poland
ORE	33.93	100.00	Poland
OTO Lublin	33.93	100.00	Poland
Parkiet Media	28.08	82.77	Poland
PTK Centertel	56.39	100.00	Poland
TP Ditel	33.93	100.00	Poland
TP Edukacja i Wypoczynek	33.93	100.00	Poland
TP Emitel	33.93	100.00	Poland
TP Internet and its subsidiaries	33.93	100.00	Poland
TP Invest and its subsidiaries	33.93	100.00	Poland
TP Sircom	33.93	100.00	Poland
TP Teltech	33.93	100.00	Poland
TPSA Finance	33.93	100.00	Poland
TPSA Eurofinance	33.93	100.00	Poland
Wirtualna Polska	18.94	55.83	Poland

Other International segment

Fully consolidated companies

Company	Interest	Control	Country

CI-Telcom	45.90	51.00	Ivory Coast
Menatel	47.00	47.00	Egypt
Catalana	75.00	75.00	Spain
Uni2	100.00	100.00	Spain
Estel	51.00	51.00	United States
FCR America	100.00	100.00	United States
France Câbles et Radio	100.00	100.00	France
FT/FCR Sénégal	100.00	100.00	France
FCR Côte d’Ivoire	90.00	90.00	France
FT Développement International	100.00	100.00	France
FTFI	100.00	100.00	France
FT Services	100.00	100.00	France
Cablenet	20.81	80.00	Guatemala
Rincom	100.00	100.00	Mauritius
JIT CO	88.00	88.00	Jordan
FTM Liban	67.00	67.00	Lebanon
Ikatel	37.01	87.41	Mali
Voxtel	53.28	54.90	Moldavia
CTE	26.01	51.00	El Salvador
CTE Telecom Personal	26.01	100.00	El Salvador
Publicom	22.47	51.00	El Salvador
Publitel	26.01	100.00	El Salvador
Telecom ODA	44.06	100.00	El Salvador
Sonatel	42.33	42.33	Senegal
Sonatel Mobiles	42.33	100.00	Senegal
FCR Vietnam PTE	74.00	74.00	Vietnam

Proportionally consolidated companies

Company	Interest	Control	Country

Telecom Mauritius	40.00	40.00	Mauritius
Cell Plus	40.00	40.00	Mauritius
Telecom Plus	58.00	70.00	Mauritius
JTC	35.20	40.00	Jordan
Mobilecom	35.20	40.00	Jordan

Equity accounted companies

Company	Interest	Control	Country

Nortel Inversora	25.52	33.90	Argentina
Publicom	13.97	33.90	Argentina
Telecom Argentina	13,97	33.90	Argentina
Telecom Personal	13.97	33.90	Argentina
Nucleo	9.43	33.90	Paraguay
Intelig	25.00	25.00	Brazil
Tahiti Nui Telecom	34.00	34.00	France
Clix	43.33	43.33	Portugal
Novis	43.33	43.33	Portugal

NOTE 32—SUPPLEMENTAL DISCLOSURES

The following information has been prepared to present supplemental disclosures required under US GAAP and SEC regulations applicable to France Telecom.

Convenience translation

The financial information expressed in US dollars is presented solely for the convenience of the reader and is translated from Euro at the Noon Buying rate in New York on June 30, 2003, which was € 0.8694 for each US dollar. No representation is made that the Euro amounts could have been, or could be, converted to US dollars at that rate on June 30, 2003 or at any other rate.

NOTE 32A—SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING POLICIES GENERALLY ACCEPTED IN THE UNITED STATES AND FRANCE

The Consolidated Financial Statements of France Telecom have been prepared in accordance with French accounting principles that differ in certain respects from generally accepted accounting principles in the United States. The most significant differences are generated by consolidation rules, the measurement of certain assets and liabilities at fair value, the measurement and impairment of goodwill, transfers of financial assets, and timing differences in the recognition of certain gains and losses. The principal differences between French GAAP and US GAAP as they relate to France Telecom are discussed in further detail below.

Stock-based compensation (A)

As noted in Note 24 to these consolidated financial statements, certain France Telecom subsidiaries (Equant, Orange and Wanadoo) have various stock-based compensation plans, which issue options in their own shares. In addition, France Telecom effected a stock subscription plan which was made available to all eligible employees of France Telecom.

In accordance with French GAAP, France Telecom does not record any compensation charges when stock options are granted. If France Telecom’s subsidiaries issue new shares to satisfy the exercise of the options, then the difference between the par value and the exercise price is recorded as an addition to additional paid-in capital. If France Telecom’s subsidiaries repurchase shares on the open market or issues shares held in treasury, then the difference between the repurchase price of the shares and the exercise price of the option is recorded as a compensation charge in the consolidated statement of operations.

Effective January 1, 2002, France Telecom adopted the fair value recognition provisions of SFAS 123, Accounting for Stock-Based Compensation. Under the modified prospective method of adoption selected by France Telecom under the provisions of SFAS 148, Accounting for Stock-Based Compensation—Transition and Disclosure, compensation cost recognized in 2002 is the same as that which would have been recognized had the recognition provisions of Statement 123 been applied from its original effective date. Given that the 2002 compensation charge was recorded as of December 31, 2002, the interim financial statements as of June 30, 2002 did not reflect in earnings a SFAS 123 compensation charge. Therefore, the following table illustrates the pro-forma effect on net income (loss) and earnings (loss) per share for the six months ended June 30, 2002, as if the fair value based method had been applied at the beginning of the period.

	Six months ended June 30,
(In millions, except per share data)	2002 €	2003 €	2003 $

Net income (loss), as reported, US GAAP	(30,857)	3,505	4,031
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	19	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(58)	—	—

Pro forma net income (loss), US GAAP	(30,896)	3,505	4,031

Earnings per share:
Basic—as reported	(24.36)	2.10	2.42
Basic—pro forma	(24.39)	2.10	2.42
Diluted—as reported	(24.36)	1.98	2.28
Diluted—pro forma	(24.39)	1.98	2.28

The weighted-average fair values at date of grant for France Telecom’s subsidiaries common stock options granted during the six-month periods ended 2002 and 2003 were €2.79 and €3.42, respectively, and were estimated using the Black-Scholes option-pricing model. The weighted-average risk-free interest rates applied for 2002 and 2003 were 4.25% and 3.03%, respectively. The following weighted-average assumptions were applied for 2002 and 2003, respectively: (i) expected volatility rates of 45.2% and 52.8%, (ii) expected lives of 4.8 years in 2002 and 5.0 years in 2003, and (iii) expected dividend yields of 0% for all periods presented.

In addition, as noted in Note 31 to these consolidated financial statements, France Telecom effected a stock subscription plan which was made available to all eligible employees of France Telecom. Due to the preferential terms of the plan in the form of a discounted exercise price relative to the market price at the date of grant, along with the offering of an additional free share of France Telecom stock for every three shares purchased, the plan is considered compensatory under US GAAP. Therefore, France Telecom recognized €60 million in compensation expense based on the fair value of the shares subscribed. All such compensation expense was recognized immediately upon the date of grant in June 2003.

Furthermore, under US GAAP, France Telecom has recorded a receivable for amounts due from employees having signed a stock subscription agreement as of June 30, 2003; accordingly, the amounts due from employees for subscribed shares are included as a receivable from shareholders in the statement of shareholders’ equity offset against additional paid-in capital as of June 30, 2003. Under US GAAP, the net impact to shareholders’ equity is nil.

Under French GAAP, no compensation expense or receivable from shareholder was recognized in conjunction with the stock subscription plan. The capital increase will be recognized when the shares are issued.

Business combinations

The following paragraph details differences between French and US GAAP in relation to accounting for business combinations.

The accounting for goodwill differs from French to US GAAP for various reasons which include but are not limited to the following: (i) a different measurement date used in valuing the securities issued in purchase transactions: typically under US GAAP the date of the signed agreement and under French GAAP the date of the closing, (ii) the recognition in purchase accounting under US GAAP of deferred tax liabilities in connection with certain intangible assets such as brand names, trademarks or customers lists, which increases the amount of goodwill under US GAAP, (iii) the inclusion of certain put and call arrangements considered as contingent consideration under French GAAP and recorded as an equity transaction under US GAAP, (iv) the amortization of goodwill which is required under French GAAP but ceased under US GAAP upon adoption of SFAS 142 Goodwill and Other Intangible Assets, on January 1, 2002 and (v) differing methods of the measurement of goodwill impairment.

Accounting for goodwill—non amortization and impairment (B)

France Telecom adopted SFAS 141 Business Combinations which requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination completed after June 30, 2001.

Effective January 1, 2002, France Telecom adopted SFAS 142, Goodwill and Other Intangible Assets. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives, and requires that goodwill and indefinite lived intangible assets included in the carrying value of equity method investments no longer be amortized. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. Amortization periods for intangible assets with finite lives are no longer limited to 40 years. Our tradenames are considered as indefinite-lived assets, as defined in SFAS 142, and therefore are not subject to amortization beginning in January 2002. Additionally, changes in the useful lives of intangible assets with finite lives as well as reclassifications from or to goodwill, combined with the effect of ceasing amortization of goodwill as of the date of adoption, have resulted in an approximate positive impact on operations of €1.6 billion and 1 billion (€ 1.5 billion and 0.9 billion relating to goodwill, and € 0.2 billion and 0.1 billion relating to other intangibles, respectively) before tax, and before impairment of goodwill, for the six-month periods ended June 30, 2002 and 2003, respectively.

SFAS 142 requires that goodwill and intangible assets of consolidated entities with indefinite useful lives be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangible assets with indefinite lives are required to be tested for impairment by comparing the carrying value of the assets to their fair value. If the carrying value is determined to be in excess of fair value, the asset is considered impaired. Goodwill is tested using a prescribed two-step process following allocation of goodwill to the France Telecom’s reporting units. The first step screens for potential impairment by comparing the carrying value of each reporting unit to its fair value. If the carrying value is determined to be in excess of the fair value, then a second step is performed to quantify the amount of goodwill impairment, if any. The second step is performed by estimating the fair values of the assets and liabilities of the reporting unit, including recognized and unrecognized intangible assets, to estimate the implied fair value of the reporting unit’s goodwill. To the extent that the carrying value of the reporting unit’s goodwill is in excess of the implied fair value, it is considered impaired.

France Telecom identified the following reporting units, which contain the most significant portions of the outstanding balance of goodwill: Orange, Equant, Wanadoo-Internet, and Wanadoo-Directories. As required under SFAS 142, France Telecom estimates fair value for Orange and Equant using the quoted market prices adjusted for an appropriate control premium. For Wanadoo-Internet and Wanadoo-Directories, the fair value is based on market comparables. In preparation for the adoption of Statement 142, France Telecom had performed the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. Based on those tests, no significant impairment was recorded at January 1, 2002 as a cumulative effect of change in accounting principle. Due to the decreasing trends in the reporting units’ stock prices in the first half of 2002, France Telecom performed interim goodwill impairment tests on the Orange and Equant reporting units as of June 30, 2002 and recognized significant goodwill impairment charges totaling €20.8 billion or €(16.41) loss per basic and diluted share, in connection with SFAS 142 due to the considerable decrease in the reporting units’ market values. There is no further requirement to perform the annual goodwill impairment test for the Equant reporting unit given that all its goodwill has been written-off. France Telecom performed the annual goodwill impairment tests for the Orange, Wanadoo-Internet, and Wanadoo-Directories reporting units as of November 30, 2002. Based on those tests, France Telecom recorded no additional goodwill impairment charges. The application of this new accounting principle, subsequent to its first application on January 1, 2002, has resulted in material differences between net income and shareholders’ deficit presented under US GAAP and those presented under French GAAP, according to which France Telecom’s individual and consolidated accounts are prepared as required by French law.

Under French GAAP, France Telecom recorded goodwill impairment charges totaling approximately €0.9 billion relating to Orange Communications SA which is part of the Orange reporting unit as of December 31, 2002. Given that under US GAAP, the Orange reporting unit goodwill is reviewed for impairment under SFAS 142 which resulted in a €19.7 billion impairment charge recorded during the first half of 2002, France Telecom reversed, for reconciliation purposes to US GAAP, the €0.9 billion goodwill impairment charge recorded under French GAAP.

Under French and US GAAP, France Telecom recorded goodwill impairment charges totaling approximately €0.1 billion relating to its investment in JTC-Jordan as of December 31, 2002. That impairment is reflected in the “Impairment losses” line item in the goodwill table below under the column “other”.

At June 30, 2003, France Telecom has reviewed its reporting units for impairment indicators for the following reporting units, which contain the most significant portions of the outstanding balance of goodwill: Orange, Wanadoo-Internet, and Wanadoo-Directories. Based on reporting units identified under US GAAP, no additional impairment testing was required to be performed as of June 30, 2003. France Telecom is expecting to perform its annual impairment testing in the fourth quarter of the year ended December 31, 2003.

Under French and US GAAP, France Telecom recorded goodwill impairment charges totaling approximately €0.2 billion relating to its investment in Mauritius Telecom as of June 30, 2003. That impairment is reflected in the “Impairment losses” line item in the goodwill table below under the column “other”.

At June 30, 2003, under French GAAP, France Telecom also recorded goodwill impairment charges totaling approximately €0.4 billion and €0.1 billion respectively for Freeserve and QDQ Media. These last two entities belong to the Wanadoo-Internet and Wanadoo-Directories reporting units for which a goodwill review under SFAS 142 was not required. Consequently, at June 30, 2003 and for reconciliation purposes to US GAAP, France Telecom reversed the impairment charges (including related tax effects) related to Freeserve and QDQ Media, which were recorded under French GAAP.

The carrying values of goodwill under US GAAP for the reporting units noted above are as follows:

(€ in billions)	Orange	Equant	Wanadoo- Internet	Wanadoo- Directories	Other	Total

Balance as of January 1, 2002	29.5	1.2	2.7	0.6	1.3	35.3
Goodwill acquired during period	—	—	0.3	—	—	0.3
Impairment losses	(19.7)	(1.1)	—	—	(0.1)	(20.9)
Other	0.2				(0.6)	(0.4)
Currency translation effect on goodwill	(1.7)	(0.1)	(0.1)	—	(0.1)	(2.0)

Balance as of December 31, 2002	8.3	—	2.9	0.6	0.5	12.3

Goodwill acquired during period	—	—	—	—	—	—
Impairment losses	—	—	—	—	(0.2)	(0.2)
Currency translation effect on goodwill	(0.5)	—	(0.2)	—	—	(0.7)

Balance as of June 30, 2003	7.8	—	2.7	0.6	0.3	11.4

The above goodwill amounts relating to non-euro operations reflect the translation to the Euro.

Amortization of intangible assets (C)

Under French GAAP, certain acquired intangible assets such as brand names, trademarks and customer relationships are not amortized.

As mentioned above, under US GAAP, brand names and trademarks with indefinite lives are no longer amortized, beginning on January 1, 2002. The major intangible assets held and amortized are customer relationships (average life of 5 years) and licenses. Licenses currently in use are amortized over an average life of 15 years—corresponding to the terms of the licenses, whereas licenses in preparation for use (representing approximately 86% of all licenses), are not currently amortized.

The aggregate intangible assets amortization expense for the six month periods ended June 30, 2002 and 2003 were €469 million and €400 million, respectively.

The estimated intangible assets amortization expense for each of the following 5 years is presented below:

Estimated Amortization Expense:	(€ in millions)

Period from July 1, 2003 to June 30, 2004	692
Period from July 1, 2004 to June 30, 2005	481
Period from July 1, 2005 to June 30, 2006	187
Period from July 1, 2006 to June 30, 2007	137
Period from July 1, 2007 to June 30, 2008	134

Excluded from the estimated amortization expense table above, is the future amortization of certain UMTS licenses currently being prepared for use The carrying amount of these UMTS licenses totaled €7.9 billion as of June 30, 2003. These licenses have an estimated useful life of between 15 and 20 years. The table below summarizes the estimated annual amortization expense for each of the next five years, based on anticipated dates for putting in use the UMTS licenses, as of June 30, 2003.

Estimated Amortization Expense:	(€ in millions)

2004	401
2005	411
2006	481
2007	481
2008	481

Step acquisitions (D)

Under French GAAP, an additional interest in an equity method investment triggers a revaluation of the historical investment prior to the acquisition of this additional interest on the basis of the fair value of the net assets of the equity investee at the time the additional interest is acquired. This revaluation is recorded through equity.

Under US GAAP, the interest’s historical carrying value prior to the acquisition of the additional interest remains unchanged.

Adjustment on Orange plc acquisition cost (E)

Under French GAAP, the settlement of the put and call arrangement with Vodafone on February 28, 2001, has been reflected as contingent consideration and the purchase price of Orange Plc has been reduced accordingly.

Under US GAAP, the settlement of the put and call arrangement is considered as an equity transaction and accordingly, there is no adjustment to the purchase price of Orange Plc.

Purchase of additional Orange shares held by E.On

Under French GAAP, upon settlement of the E.On put option on shares of Orange SA in June 2002, France Telecom recorded the additional investment in Orange at the amount of consideration paid.

Under US GAAP, the additional investment in Orange SA was recorded at market value upon settlement of the E.On put option. The put option had been accounted for at fair value under SFAS 133 with changes in fair value being recorded through earnings. (see Note J).

Acquisition of Freeserve (F)

Under French GAAP, the value of the Wanadoo shares issued to Freeserve’s shareholders was derived from the weighted average price of Wanadoo shares during the exchange period, which occurred in February 2001.

Under US GAAP, the first date on which the number of Freeserve shares becomes fixed without subsequent revision is the measurement date. Since the ratio of exchange was fixed at the date the agreement was signed (December 6, 2000), a period of several days before and after such agreement was signed was used to measure the value of the Freeserve shares. Consequently under US GAAP, the resulting cost of acquisition, goodwill, and gain from the sale of the newly issued Wanadoo shares were higher as compared to French GAAP.

Equant—CVR and impairment of long-lived assets (G)

Accounting for CVR

Under French GAAP, in the determination of the purchase price, no value is ascribed to the Contingent Value Right (“CVR”) until the CVR is eventually paid. However, given movements in CVR market values in 2001 and early 2002, France Telecom considered that the probable payment of the CVR would not be recoverable based on the value in use of the Equant investment as derived from its business plan and consequently recorded a provision of €2,077 million at December 31, 2001, representing the maximum payment to be made by France Telecom at maturity.

Under US GAAP, the value ascribed to the CVR is part of the purchase consideration and was determined at the date the agreement was signed (November 19, 2000) using an option-pricing model. Any subsequent changes to the value of the CVR are reflected in earnings. France Telecom reversed the provision noted above under French GAAP since the CVR’s changes in value since November 19, 2000 have been reflected in earnings. Additional charges of €73 million and €134 million related to changes in the value of the CVR was recognized under US GAAP for the six month periods ended June 30, 2002 and 2003, respectively.

Accounting for long-lived assets

Under French GAAP, as of December 31, 2001 France Telecom reviewed the recoverability of long-lived assets of Equant in accordance with the method described in Note 2 to these consolidated financial statements. That review did not cause an impairment on tangible and intangible assets to be recorded under French GAAP. As of December 31, 2001, considering the difference between the net book value of Equant’s long-lived assets which was materially higher under US GAAP than under French GAAP, mainly due to the amount attributable to the CVRs and the higher value for the France Telecom shares contributed to SITA, an impairment review of Equant long-lived assets had been carried out in accordance with US GAAP. That review resulted in an impairment write-down based on Equant’s market value at December 31, 2001 amounting to €7,940 million.

Under French GAAP, France Telecom recorded impairment charges as of December 31, 2002 for the write-down of goodwill and other long-lived assets totaling €4,244 million relating to its investment in Equant. Given that under US GAAP, Equant’s goodwill and other long-lived assets had been written down in 2001, for reconciliation purposes to US GAAP, France Telecom reversed the €4,244 million impairment charge recorded under French GAAP.

Sale of TDF (H)

Under French GAAP, as described in Note 3 to these consolidated financial statements, a €486 million gain was recognized to the extent of the 63.8% ownership interest in TDF disposed. Of the total gain on the sale of TDF, 36.2% was deferred as a result of the simultaneous investment by France Telecom in Tower Participation SAS, TDF’s new parent company.

Under US GAAP, to the extent of the sale to third parties, a €495 million pre-tax gain was recognized., to the extent of the sale to CDC, a party under common control with France Telecom, a €350 million gain was recognized through equity as additional paid-in capital, and the related investment in Tower Participation SAS was carried over from TDF’s historical carrying value.

Investment in NTL (I)

Under French GAAP as of June 30, 2002 an additional provision of €1.7 billion was recorded to reduce the remaining carrying values of the NTL ordinary shares, preferred shares and convertible notes to zero.

Under US GAAP, France Telecom’s investment in NTL’s common shares was carried under the equity method. Given the amount of NTL’s accumulated net losses, all NTL common shares, convertible notes, and preferred shares held by France Telecom and by financial institutions (which were parties to put and call options with France Telecom) had been fully provided for in 2001, in order of seniority by the excess equity losses incurred. Consequently, given that no additional obligations existed, no additional losses were required to be recorded in 2002 under US GAAP relating to the NTL investment, and the € 1.7 billion provision recorded under French GAAP, as noted above, was reversed for US GAAP purposes.

As a result, no resulting reconciling item remained in the reconciliation of shareholders’ equity to US GAAP as of December 31, 2002 and June 30, 2003.

Financial instruments

Derivative Instruments and Hedging Activities (J)

The French GAAP accounting for derivative and hedging instruments is disclosed in Note 2 to these consolidated financial statements.

Under US GAAP, all derivative instruments (including certain derivative instruments embedded in other contracts) are recognized in the balance sheet at their fair values. Changes in fair value of derivative instruments that are not designated as hedges are recognized in earnings. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in Other Comprehensive Income (“OCI”) and are recognized in the income statements when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings immediately.

For the six-month period ended June 30, 2002, France Telecom recorded a net loss before tax of €61 million (€117 million after tax) pursuant to the provisions of SFAS 133, comprising:

•	€60 million profit mostly relating to exchange gains incurred in connection with debt instruments denominated in foreign currencies. These instruments, designated under French GAAP as foreign currency hedges of certain investments held by the France Telecom group, did not qualify as hedges under the provisions of SFAS 133.

•	€276 million gain which included both the changes in fair value of certain interest rate swaps and other derivative instruments not designated as hedges under the provisions of SFAS 133, along with the impact of the ineffectiveness of certain derivative instruments designated as hedges under SFAS 133.

•	€397 million loss from settlement of the put & call options held by E.On on Orange shares (102.7 million shares).

For the six months ended June 30, 2003, France Telecom recorded a profit before tax of €27 million (€19 million after tax) pursuant to the provisions of SFAS 133, which includes both the changes in fair value of certain interest rate swaps and other derivative instruments not designated as hedges under the provisions of SFAS 133, along with the impact of accounting for certain embedded derivatives under SFAS 133

For the six month periods ended June 30, 2002 and June 30, 2003, France Telecom recorded a decrease in OCI of €26 million (€19 million after tax), and an increase in OCI of €39 million (€26 million after tax), respectively, comprised of changes in fair values of instruments designated as cash flow hedges and the impact of reallocating certain foreign currency hedges.

For the year ended December 31, 2002, France Telecom recorded a decrease in OCI of €12 million (€11 million after tax), comprising of changes in fair values of instruments designated as cash flow hedges and the impact of reallocating certain foreign currency hedges.

As of December 31, 2002 and June 30, 2003, total accumulated OCI comprising of accumulated losses before tax relating to derivative instruments and hedging activities amounted to €141 million and €102 million, respectively (€93 million and €67 million accumulated losses after tax, respectively). France Telecom estimates that €21 million of net derivative losses included in OCI as of June 30, 2003 will be reclassified into earnings within the next twelve months.

As of December 31, 2002 and June 30, 2003, derivative instruments recorded as assets at fair value totaled €433 million and €399 million, respectively, while derivative instruments recorded as liabilities at fair value totaled €1,844 million and €1,653 million, respectively.

Valuation of marketable securities and investment securities (K)

In accordance with French GAAP, France Telecom’s policy is to value marketable securities at the lower of aggregated cost and market value. Investment securities are stated at cost and an allowance is recorded when recoverable value, based upon management’s analysis of the specific nature of each investment, appears to be permanently less than carrying value. Allowances can be subsequently reversed if the value in use of the investment increases. Unrealized gains on marketable securities and investment securities are not recognized.

Under US GAAP (SFAS 115), marketable securities and investment securities are divided into three categories: trading (used as part of a company’s cash management activities), held-to-maturity (company has positive intent and ability to hold the securities to maturity) and available-for-sale (all other securities). For the third category, to which substantially all France Telecom’s investments in marketable securities belong, unrealized gains and unrealized losses, measured by comparison with the market value, that are temporary are recorded as a separate component of shareholders’ equity. Unrealized losses that are other than temporary are charged to income and any write-down is considered permanent. The remainder of France Telecom’s marketable securities belong to the first category, trading securities, which are recorded at market value, and adjustments to market value are recorded in earnings. Valuations for publicly traded marketable securities and investment securities must be conducted by comparison with the market value as of the reporting period end. France Telecom has no held-to-maturity securities.

Investment in Wind (L)

As of December 31, 2002, a provision of €1,324 million relating to its investment in Wind Infostrada was recorded through income under French GAAP.Under US GAAP given that the carrying value of the investment in Wind Infostrada was higher than under French GAAP, an additional €61 million impairment charge was recorded for US GAAP purposes.

As of June 30, 2003, a reversal of provision of €270 million relating to its investment in Wind Infostrada was recorded through income under French GAAP.Under US GAAP, this reversal of provision was decreased by €26 million.

See also Notes 11 and 31 to these consolidated financial statements.

Transfers of financial assets

Sale of carry back (M)

Under French GAAP, France Telecom sold its 2000 and 2001 anticipated carry back receivables to a bank. This transaction was recognized as a transfer of financial assets.

Under US GAAP, such transaction did not meet all the requirements for a transfer of financial assets and was accounted for as a secured borrowing.

Defeasance of finance leases

Under French GAAP, deposits and lease obligations recognized under the defeased leases entered into by Orange in 1995, 1996 and 1999 have been netted.

Under US GAAP, such deposits and lease obligations are shown gross in the balance sheet.

Sale of future receivables from the French State

Under French GAAP, the compensation that France Telecom is entitled to receive as consideration for supplying services to the French State has been sold to a bank and an accrued liability reflecting future services was recognized. On December 31, 2002, as described in Note 2 to these consolidated financial statements, this transaction has been accounted for as a secured borrowing.

Under US GAAP, this transaction is accounted for as a secured borrowing for all periods presented.

Sale and leaseback of real estate (N)

Under French GAAP, sales and leasebacks under operating leases of real estate properties (mainly office and technical buildings) have been reflected as disposals with a related net gain recorded as of December 31, 2001.

Under US GAAP, this transaction was not consummated in 2001 and consequently, no gain had been recognized as of December 31, 2001. During 2002, upon the legal transfer of property, those assets qualifying for sale-leaseback accounting under US GAAP (mainly office buildings) have been recorded as sales with the resulting gains deferred and amortized over the remaining operating lease terms. The transactions not qualifying for sale-leaseback accounting were recorded as financings.

In June 2002, a second set of sales and leasebacks under operating leases of real estate properties (mainly office and technical buildings) was initiated and effected during the six-month period ended June 30, 2003. Under French GAAP, such sales and leasebacks were reflected as disposals with a related net gain of €30 million recognized for the six months ended June 30, 2003.

Under US GAAP, those assets qualifying for sale-leaseback accounting (mainly office buildings) have been recorded as sales in the six months ended June 30, 2003 with the resulting gains being deferred and amortized over the remaining operating lease terms. The transactions not qualifying for sale-leaseback accounting were recorded as financings.

Capitalization of interests—mobile telecommunication licenses (O)

Under French GAAP, interest costs incurred in connection with mobile telecommunication licenses such as UMTS licenses are expensed as incurred by France Telecom.

Under US GAAP, these interest costs are capitalized along with the interest costs related to other capital expenditures incurred in order for telecommunications networks to be ready for their intended use.

Adjustments relating to the 1996 quasi-reorganization and change of status (P)

Assets transferred from the French State on January 1, 1991, upon the creation of France Telecom as a public sector operator, were recorded at values determined in accordance with the Opening Balance Sheet jointly approved by the Telecommunications Ministry and the Ministry of the Economy and Finance rather than at historical cost, which is required by US GAAP. France Telecom has not been able to quantify the effect of the difference in this accounting treatment since, prior to France Telecom becoming a public sector operator effective January 1, 1991, sufficiently detailed historical-cost asset records were not maintained.

The enactment of the FT Law and the LRT which, amongst other developments in 1996, changed France Telecom’s corporate status, liberalized the telecommunications industry and changed the legal status of assets previously classified as within the public domain, together with rapidly changing technology and a widespread decline in French real estate market values, led France Telecom to review the carrying values of its long-lived assets and resulted in the recognition of certain impairment losses. Under French GAAP, the estimation of undiscounted cash flows, compared with asset carrying values in order to ascertain the need for write-down, was made based upon asset groupings used by France Telecom to manage its operations.

Under US GAAP, effective December 31, 1996, France Telecom effected a quasi-reorganization for financial reporting purposes, which resulted in the write-down of certain property, plant and equipment, as well as, identifiable intangible assets, and the increase in the book value of debt instruments to fair value. In addition, France Telecom recorded provisions for the early retirement plan, and for post-retirement benefits. Those adjustments were recorded directly against additional paid-in capital, and continue to be reflected as a reconciling item on the French to US statement of shareholders’ equity.

Income Taxes (Q)

Deferred taxes

For French GAAP purposes, deferred tax assets related to the France Telecom SA tax group in France have been recognized considering expected future taxable income over the next eight years. Additionally, consistent with French GAAP, France Telecom records deferred tax balances on a present value basis for the portion of deferred tax assets for which the timing of reversal is determinable.

Under US GAAP, measurement of deferred tax on a present value basis is not allowed and the related allowance has been reversed accordingly. Further, considering their specific timing of reversal and in compliance with US practice, certain deferred tax assets were provided for.

Consolidation methods

The principles covering the scope of consolidation under French GAAP are set forth in Note 2 to the consolidated financial statements. Under this policy, companies in which France Telecom and other shareholders have agreed to exercise joint control over significant financial operating policies are accounted for using the proportionate consolidation method.

For US GAAP purposes, companies in which France Telecom holds the majority of the voting rights directly or indirectly, are fully consolidated, and less than majority-owned companies over which France Telecom is deemed to exercise significant influence (generally 20% or more of voting interests), including those companies accounted for using the proportionate consolidation method under French GAAP, are included in the consolidated financial statements using the equity method pursuant to APB No. 18.

This difference in accounting policy has no effect on either net income or shareholders’ equity.

TP Group

Under French GAAP, and as noted in Note 3 to these consolidated financial statements, the TP Group (TP S.A. and its subsidiaries, or TPSA) was fully consolidated in the France Telecom financial statements beginning on April 1, 2002. France Telecom’s share of the TP Group results, as noted in the table below, is primarily impacted by the goodwill amortization in French GAAP.

Under US GAAP, France Telecom’s investment in TPSA (representing approximately 33.93% of TPSA’s voting common stock) is accounted for as an equity investment under APB 18. France Telecom also holds a 34% investment directly in PTK, an entity held at 66% by TPSA and consolidated by TPSA.

The approximate effects on the reported France Telecom consolidated balance sheet, statement of income, and cash flows from consolidating TPSA are presented below (French GAAP).

	As of
(€ millions)	December 31, 2002	June 30, 2003

Balance sheet data
Current assets	1,102	1,027
Long-term assets	10,810	9,559
Current liabilities	1,720	1,308
Long-term liabilities	3,550	3,300

Net assets	6,642	5,978

France Telecom’s share of net assets (including equity method excess basis)	3,806	3,399

Statement of income data	For the interim period from April 1, 2002 to June 30, 2002	For the six months ended June 30, 2003

Sales	1,191	2,121
Operating income	241	451
Financial charges	(40)	(128)
Net income before minority interest	(9)	50

France Telecom’s share of net income (including equity method excess basis)	(22)	(25)

Statement of cash flows data
Cash flows provided by operating activities	88	642
Cash flows used in investing activities	17	(449)
Cash flows used in financing activities	11	(122)

The Stock market value of France Telecom’s investment in TP Group was approximately €1.4 billion as of June 30, 2003.

For the six months ended June 30, 2003, the approximate effects on the consolidated financial statements from applying the proportionate consolidation method of accounting to other investments that would be accounted for under the equity method under US GAAP, have resulted in an impact on the French GAAP consolidated assets of €1,268 million (or 1.20%), revenues of €291 million (or 1.27%), operating income of €83 million (or 1.79%), and on operating cashflows of €140 million (or 3.13%).

Put arrangements with Kulczyk Holding (R)

As noted in Note 28.2 to these consolidated financial statements, France Telecom entered into several arrangements with Kulczyk Holding (Kulczyk) and its banks, which involved the issuance of put and call options among the parties on TPSA shares held by Kulczyk.

For the six months ended June 30, 2002, Under US GAAP, a € 300 million contingent loss provision was recorded representing the difference between the commitments relating to the put options and the recoverable value of the shares of TPSA to be received, as estimated by management. Under French GAAP, a similar contingent loss provision of €300 million was recorded, and was included as part of goodwill amortization. Such amortization was reversed under US GAAP.

Variable interest entities : BlueBirds

As discussed in Note 11 to these consolidated financial statements    , France Telecom holds a 20% interest in BlueBirds, which is accounted for under the equity method under both French GAAP and US GAAP. For the purposes of US GAAP, BlueBirds is also considered a variable interest entity pursuant to the guidance in FIN 46 “Consolidation of Variable Interest Entities”. However, France Telecom is not the primary beneficiary and therefore does not consolidate BlueBirds.

Earnings per share (S)

Under French GAAP, when computing earnings per share (EPS), stock dividends are treated on a pro-rata basis similarly to capital increases.

Under US GAAP, the stock dividend issued in June 2002 is fully included in the computation of basic and diluted earnings (loss) per share. The basic and diluted earnings (loss) per share for the prior periods presented have to be adjusted to reflect the effect of the stock dividend. In addition, as discussed in Note 26 to these consolidated financial statements, the rights issue whose exercise price at issuance was less than the market value of France Telecom’ common stock contained a bonus element similar to a stock dividend. Accordingly, basic and diluted earnings (loss) per share for prior periods have been adjusted retroactively to reflect such bonus element.

Diluted earnings per share is also adjusted to reflect the exercise of less than 100% owned consolidated subsidiary stock options, so long as such exercise is not anti-dilutive. Dilutive earnings per share also reflects the dilutive effect of any debt convertible into shares of France Telecom common stock.

Below is a reconciliation of basic and diluted earnings per share under US GAAP:

	For the six months ended

	June 30, 2002			June 30, 2003

(millions, except per share amounts)	Net loss	Weighted average shares outstanding	Earnings per share	Net income	Weighted average shares outstanding	Earnings per share

	Numerator	Denominator		Numerator	Denominator
Basic EPS	(€30,857)	1,267	(€24.36)	€3,505	1,669	€2.10

Effect of dilutive securities	anti dilutive	anti dilutive		148	179

Diluted EPS	(€30,857)	1,267	(€24.36)	€3,653	1,848	€1.98

Accounting for perpetual bonds redeemable only in shares of France Telecom (TDIRA)

Under French GAAP, the TDIRA, issued on March 3, 2003, is reflected under a mezzanine caption (“refundable funds & equivalents”) between equity and liabilities and the related return owed to their holders is recorded through the income statement.

Under US GAAP, the TDIRA is reflected as debt at the same fair value as under French GAAP which approximates the nominal value at the issuance date and the related return owed to their holders is recorded as interest expense through the income statement. The non-detachable conversion feature embedded in the TDIRA will be reflected if it becomes beneficial based on its intrinsic value as additional paid-in capital under equity and, given that the conversion feature would be exercisable at any time by the holder, it would be amortized immediately as interest expense.

Reconciliation of net income and comprehensive income to US GAAP

In accordance with SFAS 130, Reporting Comprehensive Income, France Telecom reports comprehensive income in the reconciliation table of net income from French to US GAAP and in the components of shareholders’ equity for US GAAP purposes.

The following is a reconciliation of net income (loss) as reported in the consolidated statements of income to net income (loss) and comprehensive income as adjusted for the approximate effects of the application of US GAAP for the six month periods ending June 30, 2002 and 2003:

		Six months ended June 30,
		2002	2003	2003
(In millions, except per share data)	Notes	€	€	$

Net income (loss) as reported in the consolidated statement of income		(12,176)	2,522	2,901
Adjustments to conform to US GAAP
Stock-based compensation	A	(18)	(66)	(76)
Capital increase reserved to employees	A	—	(60)	(69)
Impairment of goodwill	B	(20,793)	415	477
Amortization of goodwill	B	1,419	705	811
Amortization of intangible assets	C	(299)	(269)	(309)
Equant CVR	G	(73)	(134)	(154)
Investment in NTL	I	1,663	—	—
Derivative instruments and hedging activities	J	(61)	27	31
Valuation of marketable securities and investment securities	K	(42)	45	52
Investment in Wind	L	—	(26)	(30)
Sale of carry back	M	(37)	(40)	(46)
Sale and leaseback of real estate	N	(25)	(14)	(16)
Capitalization of interest—mobile telecommunication licenses	O	153	105	120
Adjustments relating to the 1996 quasi reorganization and change of status	P	362	42	48
Put arrangements with Kulczyk Holding	R	(300)	—	—
Income taxes (including effect on the above adjustments)	Q	(630)	253	291

Net income (loss) as adjusted for US GAAP		(30,857)	3,505	4,031

Earnings (loss) per share as adjusted for US GAAP
—Basic	S	(24.36)	2.10	2.42
—Diluted	S	(24.36)	1.98	2.28

Net income (loss) as adjusted for US GAAP		(30,857)	3,505	4,031
Other Comprehensive Income
Unrealized gains (losses) on securities (net of related taxes)		(1,019)	10	11
Reclassification adjustment for gains realized in income		—	—	—
Unrealized losses on derivative instruments and hedging activities		(32)	26	30
Minimum pension liability adjustment (net of taxes)		—	(3)	(3)
Foreign currency translation adjustment (net of taxes)		(3,834)	(2,089)	(2,403)

Comprehensive income (loss)		(35,742)	1,449	1,666

Certain elements of the consolidated statement of income are classified as non-operating expenses and would have been considered as operating expenses under US GAAP. The reclassification of these expenses which include employee profit sharing, the effect of discounting the early retirement liability, restructuring provisions and write-down of investments, as well as, the amortization and impairment of goodwill, would have reduced operating income under US GAAP. In addition, certain US GAAP adjustments such as the impairment of goodwill and other long-lived assets, the amortization of other intangible assets, the accounting for stock-based compensation, and the carving out of the TP Group as a consolidated subsidiary under French GAAP for presentation as an equity investment under US GAAP, would have impacted operating income under US GAAP.

Reclassifications and adjustments to conform operating income to US GAAP are summarized as follows:

	Six months ended June 30,

	2002	2003	2003
(In millions)	€	€	$

Operating income as reported in the consolidated statement of income	3,182	4,645	5,343

Reclassifications and adjustments to conform to US GAAP
Goodwill impairment	(20,793)	(467)	(537)
Goodwill amortization – amortization of intangible assets	(297)	(248)	(285)
Employee profit sharing	(51)	(72)	(83)
Stock-based compensation and capital increase reserved to employees	—	(119)	(137)
Consolidation of TP Group under French GAAP	(241)	(451)	(519)
Orange SA restructuring charges	—	(110)	(127)
Other US GAAP reclassifications and adjustments	(72)	(208)	(239)

Operating income (loss) under US GAAP	(18,272)	2,970	3,416

Major assets and liabilities under US GAAP

Following the quasi-reorganization in 1996, the equity accounting of TP Group, and other US GAAP adjustments described above, the major assets and liabilities captions which differ under US GAAP from those reported in the consolidated balance sheets at December 31, 2002 and June 30, 2003 are as follows:

	December 31, 2002		As of June 30, 2003

	As Reported	US GAAP	As Reported	US GAAP	US GAAP
(in millions)	€	€	€	€	$

Assets
Goodwill, net	27,675	12,276	24,355	11,379	13,088
Other intangible assets	18,411	15,336	17,230	14,195	16,237
Property, plant and equipment	36,268	30,232	32,227	27,428	31,548
Investment securities	1,418	1,393	1,335	1,328	1,527
Net deferred tax assets (current and long term)	3,920	116	7,332	3,896	4,481
Liabilities
Bank overdrafts and other short term borrowings	10,490	10,278	2,661	2,775	3,192
Long-term debt (including current portion)	60,393	59,790	56,236	61,984	71,295

Indefeasible rights of use (IRUs) totaling €215 million and €254 million as of December 31, 2002 and June 30, 2003, respectively, classified under French GAAP as intangible assets, have been reclassified as tangible assets in the US GAAP balance sheets presented above.

As of December 31, 2002 and June 30, 2003, the impact of consolidating the TP Group under French GAAP has been eliminated in the US GAAP columns above to reflect the TP Group as an equity investment accounted for under APB18.

As described before, the TDIRA’s are classified as long-term debt under US GAAP. The amount of these financial instruments totaled €6,073 million as of June 30, 2003.

Major cash flow items under US GAAP

The following table discloses significant differences in cash flow line items from French GAAP to US GAAP for the six month periods ended June 30, 2002 and 2003:

	Six months ended June 30, 2002		Six months ended June 30, 2003

(In millions)	As reported €	US GAAP €	As reported €	US GAAP €	US GAAP $

Net cash provided by operating activities	4,814	3,781	4,474	3,938	4,530
Net cash used in investing activities	(7,103)	(1,194)	(4,007)	(3,668)	(4,219)
Net cash provided by (used in) financing activities	1,575	(3,417)	3,581	3,707	4,264
Effect of changes in exchange rates on cash and cash equivalents	59	75	(107)	(90)	(104)
Cash and cash equivalents at beginning of period	2,943	2,943	2,819	2,654	3,053
Cash and cash equivalents at end of period	2,288	2,188	6,760	6,541	7,524

The major differences noted in the above consolidated cash flow statements for the six month period ended June 30, 2002 relate to reclassifying the repurchase of own shares from Vodafone in connection with the Orange plc acquisition for €4,974 million from investing to financing activities under US GAAP. In addition, approximately €1,111 million in cash provided by the sale of investments, was reclassified from operating to investing activities under US GAAP.

Reconciliation of shareholders’ equity to US GAAP

The following is a reconciliation of shareholders’ equity (deficit) as reported in the consolidated balance sheet as adjusted for the approximate effects of the application of US GAAP as of December 31, 2002 and June 30, 2003:

		At December 31, 2002 €	At June 30, 2003

			2003	2003
(In millions)	Notes		€	$

Shareholders’ equity (deficit) as reported in the consolidated balance sheet		(9,951)	4,652	5,351
Adjustments to conform to US GAAP
Stock-based compensation	A	30	12	14
Impairment of goodwill	B	(19,983)	(18,330)	(21,084)
Amortization of goodwill	B	1,957	2,530	2,910
Amortization of intangible assets	C	(1,700)	(1,861)	(2,141)
Step acquisitions	D	109	95	109
Adjustment on Orange plc acquisition cost	E	3,439	3,227	3,712
Acquisition of Freeserve	F	261	245	282
Equant—CVR and impairment of long-lived assets	G	345	(25)	(29)
Sale of TDF	H	313	313	360
Derivative instruments and hedging activities	J	38	99	113
Valuation of marketable securities and investment securities	K	(9)	48	55
Investment in Wind	L	(61)	(87)	(100)
Sale of carry back	M	272	232	267
Sale and leaseback of real estate	N	(547)	(561)	(645)
Capitalization of interest—mobile telecommunication licenses	O	653	723	832
Adjustments relating to the 1996 quasi reorganization and change of status	P	(289)	(247)	(284)
Other		(6)	(10)	(11)
Income taxes (including effect on the above adjustments)	Q	(1,622)	(1,382)	(1,589)

Shareholders’ equity (deficit) as adjusted for US GAAP		(26,751)	(10,327)	(11,878)

Currency translation effects between French and US GAAP are included in the individual reconciliation line items above.

The components of shareholders’ equity for US GAAP purposes as of December 31, 2002 and June 30, 2003 are as follows:

	At December 31, 2002 €	At June 30, 2003

		2003	2003
(in millions)		€	$

Share capital	4,761	8,897	10,233
Additional paid-in capital	27,537	38,165	43,898
Receivable from shareholders	—	(86)	(99)
Retained earnings	(46,397)	(42,907)	(49,352)
Own shares including those bought back from Vodafone	(9,977)	(9,665)	(11,117)
Accumulated Other Comprehensive Income
Net unrealized gains on securities (net of related taxes)	—	10	11
Unrealized gains and losses on cash flow hedges	(93)	(67)	(77)
Minimum pension liability adjustment	(7)	(10)	(11)
Foreign currency translation adjustment	(2,575)	(4,664)	(5,364)

Accumulated Other Comprehensive Income	(2,675)	(4,731)	(5,441)

Total shareholders’ equity (deficit) as adjusted for US GAAP	(26,751)	(10,327)	(11,878)

A capital increase of €14,852 million was recorded in the first half-year for 2003 for respectively €4,148 million in share capital and €10,704 million in additional paid-in capital.

In addition, as noted in Note 26 and pursuant to the May 27, 2003 shareholders’ meeting, it was decided to allocate the 2002 France Telecom’s statutory net loss of € 22,776 million from retained earnings to additional paid in capital. Under US GAAP, this allocation has been reclassified back to retained earnings.

Other SEC disclosures

Details of asset valuation allowances under French GAAP recorded for the year ended December 31, 2002 and the six-months ended June 30, 2003 are as follows:

	Balance at beginning of period	Net additions (deductions) charged to costs and expenses	Other changes(1)	Balance at end of period
(in millions)	€	€	€	€

Year ended December 31, 2002
Valuation allowances relating to:
Marketable securities	2	1	1	4
Trade accounts receivable	1,475	63	87	1,625
Inventories	213	(11)	(61)	141
Investment securities	6,433	2,785	(37)	9,181
Deferred tax assets	3,772	3,800	(70)	7,502
Other assets	1,093	768	130	1,991
Six months ended June 30, 2003
Valuation allowances relating to:
Marketable securities	4	—	(1)	3
Trade accounts receivable	1,625	(42)	(2)	1,581
Inventories	141	1	(3)	139
Investment securities	9,181	(8,196)	403	1,388
Deferred tax assets	7,502	(853)	(145)	6,504
Other assets	1,991	(1,613)	11	389

(1)	Mainly includes translation adjustments and effect of acquisitions and divestitures.

NOTE 32B—RECENT ACCOUNTING PRONOUNCEMENTS

In November 2002, the Emerging Issues Task Force reached consensus on EITF Issue 00-21 Accounting for Revenue Arrangements with Multiple Deliverables. This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable, and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables (that is, there are separate units of accounting). In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. This Issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. This Issue does not change otherwise applicable revenue recognition criteria. However, this Issue does provide guidance with respect to the effect of certain customer rights due to vendor nonperformance on the recognition of revenue allocated to delivered units of accounting. This Issue also addresses the impact on the measurement and/or allocation of arrangement consideration of customer cancellation provisions and consideration that varies as a result of future actions of the customer or the vendor. Finally, this Issue provides guidance with respect to the recognition of the cost of certain deliverables that are excluded from the revenue accounting for an arrangement. The provisions of this Issue become effective for France Telecom beginning on January 1, 2004. France Telecom is currently reviewing this Issue to measure the potential impact on its results of operations and financial position.

In January 2003, the Financial Accounting Standards Board announced the issuance of Interpretation No. 46, Consolidation of Variable Interest Entities (an interpretation of ARB 51). As a result of increasing transactions involving variable interest entities, and given the fragmented and incomplete accounting literature available, Interpretation 46 addresses consolidation of certain types of variable interest entities by business enterprises considered to be the primary beneficiaries of the variable interest entities. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity’ expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity. Consolidation of variable interest entities is no longer determined solely on the majority of voting interests approach, but instead on identifying the enterprise holding the controlling financial interests in the variable interest entity. A primary beneficiary holds the controlling financial interests in a variable interest entity and is required to consolidate the assets, liabilities, and results of the activities of the variable interest entity in the primary beneficiary’s consolidated financial statements. Interpretation 46 requires additional disclosures relating to transactions involving variable interest entities to be made by primary beneficiaries and enterprises holding significant variable interests in variable interest entities. This Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. For variable interests acquired by France Telecom before February 1, 2003, this Interpretation becomes applicable beginning on January 1, 2004.

France Telecom assessed its involvement with variable interest entities modified or created after January 31, 2003 and determined whether France Telecom is the primary beneficiary. Such assessment did not result in France Telecom as being identified as a primary beneficiary of such variable interest entities. In addition, France Telecom is currently investigating other variable interest entities created prior to February 1, 2003, and completing the assessment, when applicable, of whether France Telecom should be considered the primary beneficiary of such variable interest entities under this Interpretation. At this time, Tele-Invest and Tele-Invest II (see Note 28) have been identified as variable interest entities modified or created prior to February 1, 2003. France Telecom has not yet determined whether such variable interest entities will be required to be consolidated under the Interpretation beginning January 1, 2004.

In April 2003 the Financial Accounting Standards Board issued SFAS 149-Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends Statement 133 for decisions made: (1) as part of the Derivatives Implementation Group process that effectively required amendments to Statement 133, (2) in connection with other Board projects dealing with financial instruments, and (3) in connection with implementation issues raised in relation to the application of the definition of a derivative, in particular, the meaning of an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors, the meaning of underlying, and the characteristics of a derivative that contains financing components. SFAS 149 is effective for contracts entered into or modified, and for hedging relationships designated, after June 30, 2003. France Telecom is currently reviewing this Statement to measure the potential impact on its results of operations and financial position.

In May 2003 the Financial Accounting Standards Board issued SFAS 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. The changes in this statement will result in a more complete depiction of an entity’s liabilities and equity and will, thereby, assist investors and creditors in assessing the amount, timing, and likelihood of potential future cash outflows and equity share issuances. The majority of the instruments within the scope of SFAS 150 are to be measured initially and on a continuous basis at fair value, with offsets being charged to the statement of operations. SFAS 150 is effective for financial instruments issued or modified after March 31, 2003. No such instruments within the scope of this Statement were issued or modified by France Telecom since March 31, 2003 and until June 30, 2003. Financial instruments existing before March 31, 2003 are subject to this Statement beginning on January 1, 2004 for France Telecom. France Telecom is currently reviewing this Statement to measure the potential impact on its results of operations and financial position for financial instruments existing before March 31, 2003.

In May 2003, the EITF reached a consensus on EITF 01-8 Determining Whether an Arrangement Contains a Lease, relating to new requirements on identifying leases contained in contracts or other arrangements that sell or purchase products or services. The evaluation of whether an arrangement contains a lease within the scope of SFAS No. 13 Accounting for Leases, should be based on the evaluation of whether an arrangement conveys the right to use property, plant and equipment. This consensus is effective prospectively for contracts entered into or significantly modified after January 1, 2004. France Telecom is currently reviewing this Issue to measure the potential impact on its results of operations and financial position.

NOTE 32C—ADDITIONAL SUBSEQUENT EVENTS (SINCE SEPTEMBER 1, 2003)

TDIRAs

On September 1, 2003, France Telecom repurchased a portion of its TDIRAs, issued on March 3, 2003, for approximately € 750 million by means of a competitive auction process. Of that amount, approximately €725 million nominal value of TDIRAs issued under the “Bank Tranche” were repurchased at an average price equivalent to 99.24 % of the nominal value, excluding accrued interest. The remaining € 25 million nominal value were TDIRAs issued under the “Vendor Tranche” and were repurchased at an average price equivalent to 99.19% of the nominal value, excluding accrued interest.

Sale of Holdings in Argentina and El Salvador

On September 9, 2003, France Telecom signed an agreement relating to the sale of its indirect interests in Telecom Argentina to W de Argentina, an affiliate of the Los W group, a leading Argentinean investment company, for $125 million.

France Telecom and Telecom Italia each hold approximately 34% of the voting rights and 25.5% in economic interest in Nortel Inversora (“Nortel”), the holding company which owns 54.7% of Telecom Argentina’s share capital. Prior to the sale, it was agreed that France Telecom and Telecom Italia will contribute their stakes in Nortel to a company created for this purpose, co-owned on a 50-50 basis by France Telecom and Telecom Italia. France Telecom will then sell 48% of this company’s stock to W de Argentina, together with an option for the purchase of the remaining 2%. The option is exercisable by W de Argentina at any time between 31 January 2008 and 31 December 2013.

The total consideration for this transaction, including the option price, is $125 million.

The closing of the transaction will take place as soon as all necessary authorizations are obtained, in particular regulatory and governmental authorizations.

On the same day, France Telecom signed an agreement with America Movil for the sale of its 26% indirect interest in the El Salvadoran operator, CTE Salvador, for a net amount of $217 million.

The transaction provides for the sale of 100% of the stock of Estel, a consortium owning 51% of CTE Salvador and owned 51% by France Telecom and 49% by CAC (a group of private Salvadoran partners), for an amount of $417 million.

The closing of the transaction occurred on October 22, 2003.

Debt rating

On September,11, 2003, Moody’s changed the outlook to positive from stable for the Baa3 long-term debt ratings of France Telecom S.A (FT) and its subsidiary Orange.

Acquisition of Orange shares

On 1 September, 2003, France Telecom announced its intent to acquire the remaining Orange shares not already held by France Telecom by way of a public exchange offer (“ Exchange Offer” ). France Telecom irrevocably offered to exchange Orange ordinary shares, with a nominal value of one euro each, held by Orange shareholders, for existing or to be issued France Telecom ordinary shares, with a nominal value of four euros, at an exchange rate of 11 France Telecom shares for 25 Orange shares. The Board of Directors of Orange recommended to Orange’s shareholders that they tender their shares in the Offer. No public offer was made in the United States, Canada or Japan.

As a result of the exchange offer, as announced on October 16, 2003, France Telecom held 4,758,984,293 Orange shares, amounting to approximately 98.78% of Orange’s share capital.

The settlement and delivery date of the offer and the first listing of the newly issued France Telecom shares occurred on October 24, 2003. On that date, pursuant to the terms of the Exchange Offer, France Telecom remitted for the Orange shares tendered in the Exchange Offer approximately 95.4 million existing France Telecom shares and issued approximately 170.6 million new shares.

On October 16, 2003, France Telecom announced its intention, after complying with certain French regulatory steps, to acquire all remaining shares of Orange by means of a compulsory buy-out, the legal process under French law which permits a shareholder with more than 95% of the shares of a corporation, after taking certain intermediate steps, to compel the transfer of all remaining shares held by minority shareholders. The price of the compulsory buy-out is 9.50 euro per Orange share. The transaction was approved by the Conseil des Marchés Financiers and the Commission des Opérations de Bourse. Following completion of the proposed transaction, France Telecom will hold 100% of Orange shares and the Orange shares will be de-listed from Euronext Paris and the London Stock Exchange. This transaction will entail a maximum net cash outflow for the France Telecom group amounting to approximately €1,019 million on the basis of the number of Orange shares outstanding at October 7, 2003 and of stock options that may be exercised prior to the closing of the Tender Offer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: November 17, 2003	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information